2025 ANNUAL REPORT

LIPPERT® | LCI INDUSTRIES

Table of Contents

To Our Shareholders



Jason D. Lippert
President and Chief Executive Officer

DRIVING GROWTH AND SHAREHOLDER VALUE BY LEVERAGING OUR CORE STRENGTHS TO CAPTURE OPPORTUNITIES IN EXPANDING MARKETS

The year 2025 brought its share of twists and turns, yet our team proved more than up to the challenge. We profitably grew the business by overcoming obstacles—most notably the implementation of higher tariffs and continued macro volatility. Thanks to the remarkable efforts of the men and women of LCI Industries, we expanded our market share, grew revenues by double digits to more than $4 billion, enhanced our operating profit margin by 100 basis points, and increased earnings per share by more than 30% over the course of the year.

As a leading global manufacturer of sophisticated products and customized solutions, LCI serves and helps shape the growth of the RV, transportation, marine, housing, and related aftermarket industries. In 2025, we delivered exceptional performance by leveraging our longstanding competitive strengths, including strong innovation capabilities that solve complex customer challenges, operational excellence built on decades of manufacturing expertise, and a durable competitive position that supports LCI's continued success in the marketplace.

Most notably, we continue to expand our leadership position across multiple end markets while capitalizing on attractive aftermarket repair, replacement, and upgrade opportunities that provide sustainable, high-margin revenue streams. We deliver specialized, small-batch solutions with cost advantages typically associated with mass production, and we manufacture critical components and system solutions with flexibility and agility, often with little lead time. Over time, we have built a broad and differentiated product ecosystem across numerous categories, which we deploy across our end markets while delivering the speed, efficiency, safety, and quality that our customers expect.

Beyond the advantages of our scale, our close proximity to customers provides a significant strategic benefit. Based in Elkhart County, Indiana, we operate 40 factories and employ more than 7,000 of our talented team members in the same community as numerous RV, bus, and boat manufacturers. This geographic concentration creates additional operational efficiencies and strengthens customer relationships in ways that are difficult to replicate.

As we enter 2026, our installed content has expanded substantially, including 67% growth in RV content since 2020. Building on our strong OEM relationships, we anticipate further growth fueled by newly launched RV innovations, which are already achieving an annualized run rate of $225 million.

RV aftermarket opportunities represent a strong tailwind for growth. Over the years, LCI has placed $20 billion of replaceable parts into OEM products, and with 1.5 million RVs entering the repair and replacement cycle over the next one to three years, we are well positioned to capture a significant share of this market. Similarly, on the marine side, rising consumer demand for innovative solutions is driving a meaningful upgrade and replacement cycle.

Expanding our market share across multiple end markets represents another compelling growth opportunity. This is supported by our expanding product lineups, extensive bundling opportunities, and, of course, our deep customer relationships, which enable robust cross-selling. Our customers increasingly see LCI as their go-to partner for comprehensive solutions rather than individual components.

Our "acquisition flywheel" is another key driver of growth. We have a long history of disciplined, accretive acquisitions, strengthened by our position as a leading supplier across nearly every market we serve. This market leadership position enables us to pursue strategic acquisition opportunities. By integrating acquired companies, we can leverage our customer relationships to expand the reach of new products, accelerating growth and creating immediate value. Over time, acquisitions diversify our business, enhance earnings power, and strengthen our competitive moat, providing multiple pathways to profitable growth.

Equally important to our multi-faceted revenue growth initiatives is our relentless focus on enhancing profitability. We have concentrated on reducing costs and improving margins—most notably by lowering overhead, increasing efficiency, and consolidating or closing facilities. Looking ahead, key drivers for achieving operating margins above 10% include higher volumes, an improved product mix, additional G&A reductions, further facility consolidations, divestitures of low-margin businesses, and continued automation. These initiatives are not one-time improvements; they are sustainable competitive advantages that compound over time.

A core element of our strategy is maintaining a strong balance sheet while thoughtfully returning excess capital to shareholders. We closed 2025 with a conservative net-debt-to-EBITDA ratio of 1.8x and successfully extended our debt maturities, giving us additional financial flexibility to pursue strategic growth opportunities. Nearly $300 million in free cash flow further strengthened our balance sheet, enabling reinvestment in growth, pursuit of attractive acquisitions, dividend payments, and $129 million returned to shareholders through share repurchases. This balanced capital allocation approach allows us to fund growth while rewarding our shareholders.

Our outstanding team—now 12,000 strong—is another critical driver of success. From master innovators developing complex solutions to skilled sales professionals building strong relationships with customers, consumers, and dealers, our culture of excellence fuels retention, efficiency, quality, and safety. Our people are our greatest asset, and their dedication positions us for continued long-term success.

In closing, we deeply appreciate the trust and support of our customers, partners, and shareholders. With multiple top-line growth drivers, a clear path to improved margins, and a strong balance sheet providing strategic flexibility, LCI Industries is well positioned to deliver meaningful returns and create long-term value for shareholders in 2026 and beyond.

JASON D. LIPPERT
President and Chief Executive Officer

Financial Data

Year Ended December 31

	2021	2022	2023	2024	2025
OPERATING DATA:					
Net sales	$ 4,472,697	$ 5,207,143	$ 3,784,808	$ 3,741,208	**$ 4,122,017**
Operating profit	$ 398,410	$ 553,028	$ 123,428	$ 218,237	**$ 279,922**
Income before income taxes	$ 382,044	$ 525,455	$ 83,004	$ 189,338	**$ 255,069**
Provision for income taxes	$ 94,305	$ 130,481	$ 18,809	$ 46,471	**$ 66,819**
Net income	$ 287,739	$ 394,974	$ 64,195	$ 142,867	**$ 188,250**
Net income per common share:					
Basic	$ 11.39	$ 15.57	$ 2.54	$ 5.61	**$ 7.59**
Diluted	$ 11.32	$ 15.48	$ 2.52	$ 5.60	**$ 7.57**
Cash dividends per common share	$ 3.45	$ 4.05	$ 4.20	$ 4.30	**$ 4.60**
FINANCIAL DATA:					
Working capital	$ 939,669	$ 969,476	$ 721,878	$ 748,185	**$ 876,319**
Total assets	$ 3,288,094	$ 3,246,912	$ 2,959,319	$ 2,894,729	**$ 3,175,987**
Long-term obligations	$ 1,568,003	$ 1,444,604	$ 1,209,291	$ 1,095,800	**$ 1,341,787**
Stockholders' equity	$ 1,092,875	$ 1,381,008	$ 1,355,036	$ 1,386,886	**$ 1,360,833**

In thousands, except per share amounts



TOTAL SALES

(in millions)

2021	$ 4,473
2022	$ 5,207
2023	$ 3,785
2024	$ 3,741
2025	$ 4,122

NET INCOME PER COMMON SHARE

(diluted)

2021	$ 11.32
2022	$ 15.48
2023	$ 2.52
2024	$ 5.60
2025	$ 7.57

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
Among LCI Industries, the Russell 2000 Index, the S&P Composite 1500 Auto Parts & Equipment Index, and a Peer Group



	12/2020	12/2021	12/2022	12/2023	12/2024	12/2025
LCI Industries	100.00	123.02	75.67	106.76	91.10	111.91
Russell 2000	100.00	114.82	91.35	106.82	119.14	134.40
S&P Composite 1500 Auto Parts & Equipment	100.00	122.38	82.72	88.08	69.94	84.60
Peer Group	100.00	128.67	94.45	136.88	120.42	144.60

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

˙$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2026 Standard & Poor's, a division of S&P Global. All rights reserved.
Copyright© 2026 Russell Investment Group. All rights reserved.

The graph above matches the cumulative 5-Year total return of holders of LCI Industries' common stock with the cumulative total returns of the Russell 2000 index, the S&P Composite 1500 Auto Parts & Equipment index, and a customized peer group of six companies that includes: Brunswick Corp, Cavco Industries Inc, Patrick Industries Inc, THOR Industries Inc, Trimas Corp, and Winnebago Industries Inc. The graph assumes that the value of the investment in our common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on 12/31/2020 and tracks it through 12/31/2025.

Board of Directors



Tracy D. Graham (1)(3)
Chairman of the Board of LCI Industries; Managing Partner of Graham Allen Partners



Virginia L. Henkels (1)(2)(4)
Former Chief Financial Officer and Secretary of Empowerment & Inclusion Capital 1 Corp.



James F. Gero (2)(3)
Private Investor



Stephanie K. Mains (1)(2)(5)
Former Chief Executive Officer of LSC Communications MCL, LLC



Jason D. Lippert
President and Chief Executive Officer of LCI Industries



Kieran M. O'Sullivan (1)(3)(4)
President, Chief Executive Officer, and Chairman of the Board of CTS Corporation



Linda K. Myers (3)(4)(5)
Former Partner at Kirkland & Ellis LLP



John A. Sirpilla (2)(4)(5)
Founder and Chief Executive Officer of Encourage LLC



Brendan J. Deely (3)(4)(5)
Chief Executive Officer and President of EFC International

LCI Industries Committees

(1) Audit Committee - Chair: Virginia L. Henkels

(2) Compensation and Human Capital Committee - Chair: John A. Sirpilla

(3) Corporate Governance, Nominating, and Sustainability Committee - Chair: Linda K. Myers

(4) Risk Committee - Chair: Kieran M. O'Sullivan

(5) Strategy, Acquisition, and Capital Deployment - Chair: Brendan J. Deely

Corporate Information

CORPORATE OFFICERS

Jason D. Lippert
President and
Chief Executive Officer

Lillian D. Etzkorn
Executive Vice President
and Chief Financial Officer

Ryan R. Smith
Group President – North America

Jamie M. Schnur
Group President – Aftermarket

Kip A. Emenhiser
Vice President of Finance
and Treasurer

EXECUTIVE OFFICES

3501 County Road 6 East
Elkhart, IN 46514
(574) 535-1125
website: www.lci1.com
E-mail: lcii@lci1.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
Aon Center
200 East Randolph
Chicago, IL 60601

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(212) 936-5100
(800) 937-5449
website: www.amstock.com

CORPORATE GOVERNANCE

Copies of the Company's Governance Principles; Guidelines for Business Conduct; Code of Ethics for Senior Financial Officers; Whistleblower Policy; Charters of the Audit, Compensation and Human Capital, Corporate Governance, Nominating, and Sustainability, Risk, and Strategy, Acquisition, and Capital Deployment Committees; and the Key Practices of the Audit, Compensation and Human Capital, and Corporate Governance, Nominating, and Sustainability Committees are on the Company's website at investors.lci1.com, and are available upon request, without charge, by writing to:

Secretary
LCI Industries
2917 Independence Ct.
Elkhart, IN 46514

CEO/CFO CERTIFICATIONS

The most recent certifications by our Chief Executive Officer and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

PAY-FOR-PERFORMANCE

Through a combination of performance-based incentives and stock-based awards, LCI strives to attract, motivate, and retain talented, entrepreneurial, and innovative management.

We have designed our pay-for-performance incentive compensation program to be the "workhorse" of our management compensation. Performance-based incentive compensation has historically represented the major portion of the overall compensation of our key managers. We believe that those key employees who have the greatest ability to influence the company's results should be compensated primarily based on the financial results of those operations for which they are responsible.

Our stock-based awards ensure that our managers have a continuing personal interest in the long-term success of the company and create a culture of ownership among management while also rewarding long-term returns to stockholders.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2025**

or

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number **001-13646**

LCI INDUSTRIES
(Exact name of registrant as specified in its charter)

Delaware	**13-3250533**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

3501 County Road 6 East	**46514**
Elkhart, Indiana	(Zip Code)
(Address of principal executive offices)	

(574) 535-1125
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols(s)	Name of each exchange on which registered
Common Stock, $.01 par value	LCII	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.)   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter was $1,635,882,005. The registrant has no non-voting common equity.

The number of shares outstanding of the registrant's common stock, as of the latest practicable date (February 19, 2026), was 24,201,069 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain "forward-looking statements" with respect to our financial condition, results of operations, profitability, margins, business strategies, operating efficiencies or synergies, competitive position, growth opportunities, acquisitions, plans and objectives of management, markets for the Company's common stock, the impact of legal proceedings, and other matters. Statements in this Form 10-K that are not historical facts are "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involve a number of risks and uncertainties.

Forward-looking statements, including, without limitation, those relating to the Company's production levels, future business prospects, net sales, expenses and income (loss), capital expenditures, tax rate, cash flow, financial condition, liquidity, covenant compliance, retail and wholesale demand, integration of acquisitions, R&D investments, commodity prices, addressable markets, and industry trends, whenever they occur in this Form 10-K, are necessarily estimates reflecting the best judgment of the Company's senior management at the time such statements were made. There are a number of factors, many of which are beyond the Company's control, which could cause actual results and events to differ materially from those described in the forward-looking statements. These factors include, in addition to other matters described in this Form 10-K, the impacts of costs and availability of, and tariffs on, raw materials (particularly steel and aluminum) and other components, future pandemics, geopolitical tensions, armed conflicts, or natural disasters on the global economy and on the Company's customers, suppliers, team members, business and cash flows, pricing pressures due to domestic and foreign competition, seasonality and cyclicality in the industries to which we sell our products, availability of credit for financing the retail and wholesale purchase of products for which we sell our components, inventory levels of retail dealers and manufacturers, availability of transportation for products for which we sell our components, the financial condition of our customers, the financial condition of retail dealers of products for which we sell our components, retention and concentration of significant customers, the costs, pace of, and successful integration of acquisitions and other growth initiatives, availability and costs of production facilities and labor, team member benefits, team member retention, realization and impact of expansion plans, efficiency improvements and cost reductions, the disruption of business resulting from natural disasters or other unforeseen events, the successful entry into new markets, the costs of compliance with environmental laws, laws of foreign jurisdictions in which we operate, other operational and financial risks related to conducting business internationally, and increased governmental regulation and oversight, information technology performance and security, the ability to protect intellectual property, warranty and product liability claims or product recalls, interest rates, oil and gasoline prices, and availability, the impact of international, national and regional economic conditions and consumer confidence on the retail sale of products for which we sell our components, and other risks and uncertainties discussed more fully under the caption "Risk Factors" in this Annual Report on Form 10-K, and in our subsequent filings with the Securities and Exchange Commission ("SEC"). Readers of this report are cautioned not to place undue reliance on these forward-looking statements, since there can be no assurance that these forward-looking statements will prove to be accurate. The Company disclaims any obligation or undertaking to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made, except as required by law.

INDUSTRY AND MARKET DATA

Certain market and industry data and forecasts included in this report were obtained from independent market research, industry publications and surveys, governmental agencies and publicly available information. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We believe the data from such third-party sources to be reliable. However, we have not independently verified any of such data and cannot guarantee its accuracy or completeness. Similarly, internal market research and industry forecasts, which we believe to be reliable based upon our management's knowledge of the market and the industry, have not been verified by any independent sources. While we are not aware of any misstatements regarding the market or industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings "Special Note Regarding Forward-Looking Statements," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report.

LCI INDUSTRIES

TABLE OF CONTENTS

Item 1. BUSINESS.

Summary

<u>Business Focus</u>

LCI Industries ("LCII" and collectively with its subsidiaries, the "Company," the "Registrant," "we," "us," or "our"), through its wholly-owned subsidiary, Lippert Components, Inc. and its subsidiaries (collectively, "Lippert Components," "LCI" or "Lippert"), is a global leader in supplying engineered components to the outdoor recreation, transportation, marine, and housing industries. In addition to serving original equipment manufacturers ("OEMs"), we also cater to aftermarket needs, selling through retail dealers, wholesale distributors, and service centers, as well as direct-to-consumer sales through online platforms.

Our operations are global in scope, supporting a diverse customer base across North America and Europe. In 2025, we generated consolidated net sales of $4.1 billion, reflecting strong demand for our broad catalog of innovative and high-quality products. Our diverse portfolio of innovative and high-quality products includes:

- **Chassis and Suspension Solutions:** Steel chassis, axles, anti-lock braking systems ("ABS"), and suspension systems

- **Furniture Solutions:** Furniture for RV, marine and other markets, and mattresses

- **Window and Glass Solutions:** Vinyl, aluminum, and frameless windows, and windshields

- **Appliance and Kitchen Solutions:** Air conditioners, tankless water heaters, appliances, electronic components, televisions, and thermoformed bath and kitchen products

- **Towing and Truck Accessories:** Hitches, pin boxes, grill guards, towing electrical, and towing and truck accessories

- **Doors, Steps, and Awnings:** Entry, luggage, patio, and ramp doors, electric and manual entry steps, and awnings

- **Leveling, Stabilization, and Slide-outs:** Stabilizer/leveling systems (manual, electric, and hydraulic), and slide-out solutions

At December 31, 2025, we operated over 100 manufacturing facilities located throughout North America and Europe, supporting key industries such as recreational vehicles ("RVs"), transportation, marine, and housing. Our core manufacturing competencies include:

- Metal fabrication and welding
- Furniture manufacturing
- Lamination
- E-Coating and powder coating
- Appliances

- Glass fabrication
- Electronics
- Power & motion systems
- Plastics Forming

Reportable Segments

We operate in two primary segments: OEM and Aftermarket. Together, these segments leverage our manufacturing competencies, leadership expertise, customer relationships, and market insights to drive efficiencies and innovation that enable us to maintain a leadership position in the RV market while continuing to expand in adjacent industries and aftermarket channels.

OEM Segment: Our OEM Segment services leading OEMs in the RV, transportation, marine, and housing markets. Our strategically located manufacturing and distribution facilities across North America and Europe provide efficient service to OEMs. In 2025, the OEM Segment contributed 77 percent of our consolidated net sales and 66 percent of our consolidated operating profit. Key markets served by our OEM Segment include RVs and Adjacent Industries.

- Recreational Vehicles (RVs): Sales to RV OEMs include components for motorhomes, travel trailers, fifth-wheel trailers, and other towables. In 2025, sales to RV OEMs were $1.9 billion, representing 61 percent of OEM Segment net sales. Major customers include Thor Industries, Inc. (symbol: THO), Forest River, Inc. (a Berkshire Hathaway company, symbol: BRKA), and Winnebago Industries (symbol: WGO), as well as other RV OEMs. We serve the RV industry by delivering high-quality components such as chassis and slide-out mechanisms, windows and doors, furniture and mattresses, axles and suspension solutions, and appliances, supported by innovation and strong customer relationships.

- Adjacent Industries: Our Adjacent Industries represent complementary markets that create synergies with our core manufacturing competencies and our strong relationships with RV OEMs. In many cases, our RV OEM customers also operate in one or more of our adjacent industries. In 2025, sales to adjacent industries OEMs were $1.2 billion, representing 39 percent of OEM Segment net sales. We continue to invest in product diversification and customer partnerships to pursue opportunities in these markets. Major customers include Brunswick Corporation (symbol: BC), Polaris Inc. (symbol: PII), Blue Bird Corporation (symbol: BLBD), Skyline Champion Corporation (symbol: SKY), and Cavco Industries, Inc. (symbol: CVCO). We serve our adjacent industries customers by delivering high-quality components such as axles, windows, furniture, windshields, awnings, and chassis for manufactured homes, and many other products. Within our Adjacent Industries category, we serve OEM customers in the following markets:

  - *Transportation:* Buses (school, city, shuttle), trailers (utility, cargo, equestrian), construction, trains, and power sports

  - *Marine:* Pontoon boats, power boats, fishing boats, sailboats, and yachts

  - *Housing:* Manufactured and modular homes, park models, commercial offices, restroom trailers, and residential housing

Aftermarket Segment: Our Aftermarket Segment enhances the product lifecycle for the RV, transportation, marine, and automotive markets by offering discretionary accessories, replacement parts, and upgrades. This approach drives additional revenue, deepens customer engagement, and leverages our OEM expertise. Products are sold through retail dealers, wholesale distributors, and service centers, as well as direct-to-consumer sales through online platforms.

- Performance: In 2025, the Aftermarket Segment contributed 23 percent of our consolidated net sales and 34 percent of our consolidated operating profit. Aftermarket net sales totaled $932.4 million in 2025. Products from our subsidiary CURT Manufacturing LLC ("CURT"), a leading manufacturer of towing products and truck accessories, contributed approximately half of Aftermarket sales in both years. CURT complements our OEM markets by serving automotive, RV, marine, and trailer industries.

- Key Drivers: U.S. RV ownership reached an estimated 8.1 million households in 2025 according to Go RVing, driving demand for upgrades and replacements as owners maintain and enhance their units. Many non-critical replacement parts are purchased outside peak RV and marine selling seasons, which can help to offset the typical seasonality of the OEM Segment. We serve our aftermarket customers by delivering high-quality components such as hitches, truck accessories, towing accessories, towing electrical, furniture, awnings, and slide toppers.

- Customer Channels, Strategy, and Support: We sell aftermarket products through retail dealers, wholesale distributors, and service centers, as well as direct-to-consumer sales through online platforms. Multiple customer care centers offer rapid responses to inquiries related to product delivery, technical support, and critical repairs, designed to minimize consumer downtime. Dedicated teams offer product, technical, and installation training, as well as marketing support for aftermarket customers. In 2025, we launched Lippert Factory Service, a network of service and repair centers providing expert installation, service, repairs, and upfits.

Strategic Focus

Our strategy emphasizes profitable growth through innovation, high product quality, and enhanced customer experience. By driving organic expansion and diversifying revenue streams, we seek to maintain market leadership in the North American RV market while advancing our position in the aftermarkets and adjacent industries. Across key product categories, we hold leading market shares, providing a strong foundation for resilience and growth. Additionally, we are actively gaining share in critical markets through ongoing investment in innovation and operational excellence. We underpin this strategy with disciplined cost management, streamlining operations, and enhancing efficiency. For example, during the past three years, we consolidated certain facilities to reduce overhead and enhance margin stability. Our investments in automation and efficiency further enhance our competitive position, providing our customers with tailored solutions.

Competitive Differentiation

While barriers to entry are generally low in the industries we serve, compliance with industry standards, safety requirements, and initial capital investments are necessary to establish operations. We believe that our competitive edge lies in product quality and reliability, product innovation, price, and customer service and satisfaction. We are more than a supplier—we are an integral partner to our customers' operations. By providing precision-engineered solutions to address complex needs with high speed and quality, we continue to hold leading market share in key categories. We believe that our focus on innovation and operational efficiency can enable us to gain additional share in critical markets, further strengthening our competitive position. This unique value proposition fosters customer loyalty, creates high switching costs, and deters competitor entry. We believe that our long-standing customer relationships and proximity to key OEM customer facilities strengthen our position in the supply chain.

Raw Materials

Raw materials used across our RV and adjacent industry businesses consist primarily of steel (coil, sheet, tube, and I-beam), extruded aluminum, glass, wood, fabric, and foam, and are available from a number of sources, both domestic and foreign.

Sales and Profits

Consolidated net sales for the year ended December 31, 2025 were $4.1 billion, an increase of 10 percent from consolidated net sales for the year ended December 31, 2024 of $3.7 billion. The increase was primarily driven by sales from acquired businesses, sales price increases related to tariffs, and higher North American RV sales driven by an increased mix of higher content fifth-wheel units, market share gains, and a 3 percent increase in total North American RV wholesale shipments. Net sales from acquisitions completed in 2024 and 2025 contributed approximately $124.5 million in 2025.

Net income for 2025 was $188.3 million, or $7.57 per diluted share, compared to net income of $142.9 million, or $5.60 per diluted share, in 2024.

In Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," we describe in detail the change in our net sales and operating profits for the OEM and Aftermarket Segments during 2025.

Customer Concentrations

Berkshire Hathaway Inc. (through its subsidiaries Forest River, Inc. and Clayton Homes, Inc.), a customer of both segments, accounted for 18 percent, 18 percent, and 15 percent of our consolidated net sales for the years ended December 31, 2025, 2024, and 2023, respectively. Thor Industries, Inc. ("Thor"), a customer of both segments, accounted for 15 percent, 16 percent, and 16 percent of our consolidated net sales for the years ended December 31, 2025, 2024, and 2023, respectively. No other customer accounted for more than 10 percent of consolidated net sales in the years ended December 31, 2025, 2024, and 2023. No customer accounted for more than 10 percent of consolidated accounts receivable, net at December 31, 2025 and 2024. International sales and export sales represented approximately nine percent, 11 percent, and 11 percent of our consolidated net sales for the years ended December 31, 2025, 2024, and 2023, respectively.

Acquisitions

During 2025, we completed four acquisitions for an aggregate of $112.7 million of cash purchase consideration. Aggregate net sales for the companies acquired in these acquisitions were approximately $194 million for the twelve months preceding the respective acquisition.

Our mergers and acquisitions strategy is focused on strategically positioning the Company for long-term growth, stability, and market leadership including diversifying beyond the RV market into high-growth markets. By acquiring companies that complement our core strengths in manufacturing, innovation, and operational efficiency, we have been able to achieve synergies, expand market share, and deliver innovative content to new and growing markets. We will continue to utilize a disciplined approach regarding acquisitions, prioritizing accretive deals that can create value for shareholders, and leveraging our expertise to optimize operations and enhance profitability across the Company.

Acquisitions have been a driver of growth for our Company historically and continue to be a focus of management as part of our balanced capital allocation strategy. We typically look for acquisition targets with strong leadership, innovative products, niche markets, consistency with our core manufacturing disciplines, and favorable competitive landscapes, and we look to take advantage of potential synergies such as our purchasing power and cross-selling opportunities.

Sales and Marketing

Our sales activities are related to developing new customer relationships and maintaining existing customer relationships, primarily through the quality and reliability of our products, innovation, price, customer service, and customer satisfaction. Our annual marketing and advertising expenditures were $26.7 million, $22.3 million, and $29.7 million, in 2025, 2024, and 2023, respectively.

We have several supply agreements or other arrangements with certain of our customers that provide for prices of various products to be fixed for periods generally not in excess of eighteen months; however, in certain cases we have the right to renegotiate the prices on sixty-days' notice. We have agreements with certain customers that index their pricing to select commodities. Both the OEM Segment and the Aftermarket Segment typically ship products on average within one to two weeks of receipt of orders from their customers and, as a result, neither segment has any significant backlog.

Capacity

At December 31, 2025, we operated over 100 manufacturing facilities located across North America and Europe. For most products, we have the ability to fill excess demand by shifting production to other facilities, usually at an increased cost. The ability to adjust capacity in certain product areas through lean manufacturing and automation initiatives, reallocation of existing resources, flexibility with second or third shifts, and/or additional capital expenditures is monitored regularly by management in an effort to achieve a high level of production efficiency and return on invested capital. We believe we have adequate capacity to meet projected demand. Capital expenditures for 2025 were $53 million, which included normal replacement expenditures along with approximately $17 million in capacity investments for operational improvements and approximately $1 million in automation investments.

Seasonality

Most industries where we sell products or where our products are used historically have been seasonal and are generally at the highest levels when the weather is moderate. Accordingly, our sales and profits have generally been the highest in the second quarter and lowest in the fourth quarter. However, because of fluctuations in dealer inventories, the impact of international, national, and regional economic conditions, consumer confidence on retail sales of RVs and other products for which we sell our components, the timing of dealer orders, and the impact of severe weather conditions on the timing of industry-wide shipments from time to time, current and future seasonal industry trends have been, and may in the future be, different than in prior years. Additionally, many of the optional upgrades and non-critical replacement parts for RVs are purchased outside the normal product selling season, thereby causing certain Aftermarket Segment sales to be counter-seasonal.

International

International and export sales represented approximately nine percent of consolidated net sales in 2025, and 11 percent in each of 2024 and 2023. We continue to focus on developing products tailored for international recreation and transportation markets. We participate in the largest caravan and marine shows in Europe and have received positive feedback on our products. Recently, some of the product innovations we developed for European markets have gained popularity in the United States as well. Our international business development team works with customers and prospects in Europe and other international markets, assessing the dynamics of the local marketplace, building relationships with OEMs and helping introduce our existing products and develop new products for those markets, with the goal of identifying long-term growth opportunities. We target the same international product markets that we supply to in the United States, including RV, adjacent industries such as marine, cargo trailers, and high-speed trains, and the related aftermarkets. One of our largest domestic customers, Thor, has a presence in the European caravan market, which provides additional business opportunities for us in Europe. We estimate the addressable market for annual net sales of our products outside of North America to be over $2 billion.

Intellectual Property

We hold approximately 635 United States and foreign patents and have approximately 175 patent applications pending that relate to various products we sell. We have also granted certain licenses that permit third parties to manufacture and sell products in consideration for royalty payments.

From time to time, we have received notices or claims we may be infringing certain patent or other intellectual property rights of others, and we have given notices to, or asserted claims against, others that they may be infringing certain patent or other intellectual property rights of the Company. We believe our patents are valuable and we vigorously protect our patents when appropriate.

Research and Development

We strive to be an industry leader in product innovation and are focused on developing new products, as well as improving existing products. Research and development expenditures are expensed as they are incurred. Research and development expenses were approximately $15 million, $21 million, and $20 million in 2025, 2024, and 2023, respectively.

Regulatory Matters

We are subject to numerous federal, state and local regulations governing the manufacture and sale of our products in the United States. Sales and manufacturing operations outside the United States are subject to similar regulations.

Rules promulgated under the Transportation Recall Enhancement, Accountability and Documentation Act require manufacturers of motor vehicles and certain motor vehicle related equipment to regularly make reports and submit documents and certain historical data to the National Highway Traffic Safety Administration ("NHTSA") of the United States Department of Transportation ("DOT") to enhance motor vehicle safety, and to respond to requests for information relating to specific complaints or incidents.

Trailers produced by the Company for hauling boats, personal watercraft, snowmobiles, and equipment must comply with Federal Motor Vehicle Safety Standards ("FMVSS") promulgated by NHTSA relating to lighting, braking, wheels, tires, and other vehicle systems.

Windows and doors produced by the Company for the RV industry must comply with regulations promulgated by NHTSA governing safety glass performance, egress ability, door hinge and lock systems, egress window retention hardware, and baggage door ventilation. Windows produced by the Company for buses also must comply with FMVSS promulgated by NHTSA.

Upholstered products and mattresses produced by the Company for RVs and buses must comply with FMVSS promulgated by NHTSA regarding flammability. In addition, upholstered products and mattresses produced by the Company for RVs must comply with regulations promulgated by the Consumer Product Safety Commission regarding flammability, as well as standards for toxic chemical levels and labeling requirements promulgated by the California Office of Environmental Health Hazard Assessment. Plywood, particleboard, and fiberboard used in RV products are required to comply with standards for formaldehyde emission levels promulgated by the California Air Resources Board and adopted by the Recreation Vehicle Industry Association ("RVIA").

Windows and entry doors produced by the Company for manufactured homes must comply with performance and construction regulations promulgated by the U.S. Department of Housing and Urban Development ("HUD") and by the American Architectural Manufacturers Association relating to air and water infiltration, structural integrity, thermal performance, emergency exit conformance, and hurricane resistance. Certain of the Company's products must also comply with the International Code Council standards, such as the IRC (International Residential Code), the IBC (International Building Code), and the IECC (International Energy Conservation Code) as well as state and local building codes. Thermoformed bath products manufactured by the Company for manufactured homes must comply with performance and construction regulations promulgated by HUD.

Our operations are also subject to certain federal, state, and local regulatory requirements relating to the use, storage, discharge, transport, and disposal of hazardous materials used during the manufacturing processes. If our operating sites, or adjacent sites owned by third parties, are affected by releases of hazardous materials, we may incur expenditures for future investigation and remediation of these sites, including in conjunction with voluntary remediation programs or third-party claims.

In addition, we could be affected by future laws or regulations imposed in response to concerns over climate change, the timing and impact of which are difficult to assess.

We believe we are currently operating in compliance, in all material respects, with applicable laws and regulations and have made reports and submitted information as required. We do not believe the expense of compliance with these laws and regulations, as currently in effect, will have a material effect on our operations, financial condition, or competitive position; however, there can be no assurance this trend will continue as environmental, health and safety laws, regulations, or other pertinent requirements evolve.

Human Capital

As of December 31, 2025, Lippert had approximately 12,300 full-time team members, including 10,900 in North America and 1,400 internationally. Our U.S. team members are not subject to any collective bargaining agreements, although certain international team members are covered by national labor laws. We believe relations with our team members are good.

At Lippert, we believe that business can and should be a force for good in our world, and we strive to manifest that vision every day in how we lead our organization. Our mission is to make lives better by developing meaningful relationships with our customers, co-workers, and community. "Everyone Matters" is the overarching descriptor of our cultural strategy; this fundamental appreciation of the team members who make up our organization guides our business.

Leadership and Culture Development

Our Leadership and Culture Development Team focuses on leadership development, professional and personal development, training, and corporate and community impact. This Team meets regularly with leaders and team members across the Company to assess current status and needs for leadership and culture development; build action plans to strategically amplify strengths and close gaps, designed to deepen our leadership bench strength and drive consistent Lippert culture through the organization; execute on those plans by leveraging the many resources the Company offers; and then measure the impact through our Leader Index and Culture Index. This Team also supports our team member engagement surveys to measure and evaluate engagement drivers and helps build specific action plans in response to the survey results to continually improve our culture and team member engagement.

We believe our future success depends on our continued ability to attract, retain, and motivate qualified team members. Our retention percentage for team members in North America for the year ended December 31, 2025 was 68 percent, down slightly from 71 percent in 2024. Our overall company Culture Index score—measured across retention, engagement, team member development, and community service metrics—reached a record-high of 85.2 percent in 2025.

Community Involvement

We strive to create meaningful change and inspire a culture of giving by building positive relationships and aligning Company resources with our team members' time and talents to support the needs of our communities. In 2025, our team members reached a significant milestone by surpassing one million volunteer hours since 2017, reflecting a long-term commitment and passion for giving back. Throughout the year, team members facilitated more than 650 group volunteer events, including 279 leader-led events which are organized by leadership and open to team participation. Through monetary donations, product donations, and company-wide fundraising events, we donated more than $1.3 million in 2025 to support the needs of our communities. Our focus areas include children and families in need, educational programs, community health and wellness, and LCI team members experiencing crisis.

Benefits and Compensation

To attract and motivate team members, we offer competitive compensation and benefits. Our compensation packages include base salary/wages, and short and long-term incentives. We also offer team members benefits such as life, disability, and health (medical, dental, and vision) insurance, a 401(k) plan with a company match, paid time off, tuition reimbursement, military leave, parental bonding leave, and holiday pay.

We provide well-being initiatives to provide team members with resources to improve in all dimensions of their health, including physical, emotional, and financial. In 2022, we launched the "Lippert Life" portal, a comprehensive resource to support our team members' total well-being. Digital engagement of Lippert Life portal users increased by 10.6 percent in 2025. Our "Live Well" program continues to drive strong engagement and health outcomes by emphasizing prevention and education through offerings such as health coaching, biometric screenings, flu vaccinations, heart scans, and quarterly challenges. In 2025, our health partnerships and services expanded and we launched an enhanced employee assistance program. These initiatives were reflected by our receipt of the 2025 Excellence in Wellness Award. Collectively, these initiatives demonstrate our commitment to creating a supportive, engaging workplace that not only attracts top talent but also drives long-term retention and organizational success.

Inclusion and Belonging

We are committed to creating and maintaining a workplace in which all team members have an opportunity to participate and contribute to the success of the business and are valued for their skills, experience, and unique perspectives. This commitment is embodied in our policies and the way we do business.

Our policies provide for equal employment opportunity to all team members and applicants without regard to race, color, religion, sex, sexual orientation, gender identity, pregnancy, national origin, ancestry, age, genetic information, disability, citizen status, veteran status, military service, marital status or any other legally protected category as established by federal, state, or local law. Our equal employment opportunity policy governs all employment decisions, including recruitment, hiring, job assignment, compensation, training, promotion, discipline, transfer, leave-of-absence, access to benefits, layoff, recall, termination, and other personnel matters.

Health and Safety

We maintain a work environment designed to provide a safe and healthy workplace for all team members. We focus our efforts on eliminating exposures and reducing recordable incidents, lost workdays, and life changing events. Our Total Recordable Incident Rate ("TRIR") in North America trended positively, with a decrease from 3.13 in 2024 to 2.40 in 2025. We remain focused on leadership, engagement of team members, aggressive incident investigation with root cause analysis, and focused corrective actions.

Our Facility Safety Score ("FSS") Playbook includes enterprise-wide safety audits/inspections, and FSS objectives are created to take further steps toward reducing injuries across the Company. The following employee health and safety ("EHS") objectives help guide our safety performance: (a) improve operational ownership of workplace EHS, (b) improve enterprise-wide compliance with EHS rules and requirements at the site level, (c) enhance knowledge of sustainable manufacturing mindset, and (d) improve education of workforce for relevant EHS standards and requirements.

Available Information:

The Company was incorporated under the laws of Delaware on March 20, 1984, and is the successor to Drew National Corporation, which was incorporated under the laws of Delaware in 1962. Our principal executive and administrative offices are located at 3501 County Road 6 East, Elkhart, Indiana 46514; telephone number (574) 535-1125; website www.lci1.com; e-mail LCII@lci1.com.

We make available free of charge on our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K (and amendments to those reports) filed or furnished with the SEC as soon as reasonably practicable after such materials are electronically filed or furnished.

Information About our Executive Officers

The following table sets forth our executive officers as of December 31, 2025:

Name	Position
Jason D. Lippert	President and Chief Executive Officer
Lillian D. Etzkorn	Executive Vice President and Chief Financial Officer
Ryan R. Smith	Group President – North America
Jamie M. Schnur	Group President – Aftermarket

Officers are elected annually by the Board of Directors. There are no family relationships between or among any of the executive officers or directors of the Company. Additional information with respect to the Company's directors will be included in the Company's Proxy Statement for the 2026 Annual Meeting of Stockholders.

JASON D. LIPPERT (age 53) became Chief Executive Officer of the Company effective May 10, 2013, and has been Chief Executive Officer of Lippert Components since February 2003. Effective May 23, 2019, Mr. Lippert also became President of the Company. Mr. Lippert has over 30 years of experience with the Company and has served in a wide range of leadership positions.

LILLIAN D. ETZKORN (age 57) joined the Company in April 2023 and serves as Executive Vice President and Chief Financial Officer of the Company. Prior to joining the Company, she served in multiple financial leadership roles, including Chief Financial Officer at Covia, Shiloh Industries, and CPI Card Group. Additionally, she has held various senior finance positions at Dana Incorporated and Ford Motor Company.

RYAN R. SMITH (age 42) became Group President ─ North America of the Company in May 2020. Previously, he served as Senior Vice President of Sales and Operations of the Company beginning in August of 2018. Mr. Smith has over 19 years of experience with the Company and has served in a wide range of leadership positions with Lippert Components.

JAMIE M. SCHNUR (age 54) became Group President ─ Aftermarket of the Company in May 2020. Previously, he served as Chief Administrative Officer of the Company beginning in May 2013. Mr. Schnur has over 29 years of experience with the Company and has served in a wide range of leadership positions with Lippert Components.

Other Officers

KIP A. EMENHISER (age 52) joined the Company in January 2017 and has been Treasurer since March 2022, Vice President of Finance since September 2019, and our principal accounting officer since March 2017. Prior to joining the Company, he held various roles including Senior Vice President of Finance, Chief Accounting Officer, and Vice President and Corporate Controller at Press Ganey Associates, Inc. Mr. Emenhiser is a Certified Public Accountant.

Item 1A. RISK FACTORS.

The following risk factors should be considered carefully in addition to the other information contained in this Annual Report on Form 10-K. The risks and uncertainties described below are not the only ones we face, but represent the most significant risk factors that we believe may adversely affect the RV and other industries we supply our products to, as well as our business, operations or financial position. The risks and uncertainties discussed in this report are not exclusive and other risk factors that we may consider immaterial or do not anticipate may emerge as significant risks and uncertainties.

Industry and Economic Risk Factors

Economic and business factors beyond our control, including cyclicality and seasonality in the industries where we sell our products, could lead to fluctuations in our operating results.

The RV, recreational boat, and other markets where we sell many of our products or where our products are used, have been characterized by cycles of growth and contraction in consumer demand, often because the purchase of such products is viewed as a consumer discretionary purchase. A number of factors have in the past, and could continue to, negatively impact consumer demand, production levels, shipments, sales, and operating results, including credit availability, consumer confidence, employment rates, prevailing interest rates, inflation, fuel prices, and other economic conditions affecting consumer demand and discretionary consumer spending, such as occurred during 2025, as well as demographic and political changes. Further, consumer purchases of discretionary items historically tend to decline during recessionary periods when disposable income is lower or during other periods of economic instability or uncertainty, which may lead to declines in sales and slow our long-term growth expectations.

Additionally, manufacturing operations in most of the industries where we sell our products or where our products are used historically have been seasonal. However, because of fluctuations in dealer inventories, the impact of international, national, and regional economic conditions and consumer confidence on retail sales of products which include our components, the timing of dealer orders, and the impact of severe weather conditions on the timing of industry-wide shipments from time to time, current and future seasonal industry trends have been, and may in the future be, different than in prior years.

Changing conditions and uncertainty over global tariffs, or the financial impact of tariffs and resulting consequences, have negatively affected, and may continue to negatively affect, our business, operating results, and financial condition.

Changes in U.S. domestic and global tariff frameworks have increased our costs of sourcing goods and resulted in additional risks to our supply chain. The U.S. government has imposed significant tariffs impacting a wide variety of goods across multiple countries and indicated that additional tariffs may be imposed in the near future. In response, some countries have announced or imposed tariffs on goods made in the U.S. These actions resulted in higher material costs for us in 2025, which could continue or worsen, and pricing actions we have taken, or in the future may take, in light of material cost increases could negatively impact demand for our products, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Further increasing uncertainty related to trade policies, on February 20, 2026, the U.S. Supreme Court ruled against the U.S. presidential administration's use of tariffs under the International Emergency Economic Powers Act ("IEEPA"), and U.S. Customs and Border Protection halted collections of IEEPA tariffs on February 24, 2026. However, the decision creates uncertainty related to various aspects of the tariffs previously collected under the IEEPA, including whether, and if so, how, companies may be able to recover any portion of IEEPA tariffs previously paid. Further, not all tariffs announced throughout 2025 were impacted by this U.S. Supreme Court decision since many tariffs were imposed under other legal authorities that remain in effect and new tariffs may continue to be implemented through these other legal authorities. Additionally, in response to the U.S. Supreme Court ruling, the U.S. presidential administration imposed a new worldwide tariff effective for 150 days from February 24, 2026. The imposition of these new, worldwide tariffs, as well as the potential for further tariff actions by the U.S. presidential administration or others, represents a significant source of uncertainty and could have a material adverse effect on our business, financial condition, and results of operations.

In addition, political tensions and uncertainty as a result of rapidly changing trade policies could reduce trade volume, investment, technological exchange, and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets, which could in turn have a material adverse impact on our business, financial condition, and results of operations.

Reductions in the availability of wholesale financing limits the inventories carried by retail dealers of RVs and other products which use our components, which would cause reduced production by our customers, and therefore reduced demand for our products.

Retail dealers of RVs and other products which use our components generally finance their purchases of inventory with financing known as floor-plan financing provided by lending institutions. A dealer's ability to obtain financing is significantly affected by the number of lending institutions offering floor-plan financing, and by an institution's lending limits, which are beyond our control. Reduction in the availability of floor-plan financing, or an increase in the cost of such financing, particularly as a result of higher interest rates, have in the past caused, and would in the future again likely cause, many dealers to reduce inventories, which would result in reduced production by OEMs, and consequently result in reduced demand for our products. Moreover, dealers which are unable to obtain adequate financing could cease operations. Their remaining inventories would likely be sold at discounts, disrupting the market. Such sales have historically caused a decline in orders for new inventory, which reduced demand for our products, and which could reoccur in the future.

Conditions in the credit market could limit the ability of consumers to obtain retail financing for RVs and other products which use our components, resulting in reduced demand for our products.

Retail consumers who purchase RVs and other products which use our components generally obtain retail financing from third-party lenders. The availability, terms, and cost of retail financing depend on the lending practices of financial institutions, governmental policies, and economic and other conditions, all of which are beyond our control. Restrictions on the availability of consumer financing and increases in the costs of such financing have in the past limited, and could again limit, particularly due to recent elevated interest rates, the ability of consumers to purchase such discretionary products, which would result in reduced production of such products by our customers, and therefore reduced demand for our products.

Excess inventories at dealers and manufacturers can cause a decline in the demand for our products.

Dealers and manufacturers could accumulate unsold inventory. High levels of unsold inventory have in the past caused, and would cause, a reduction in orders, which would likely cause a decline in demand for our products.

<u>Gasoline shortages, or high prices for gasoline, could lead to reduced demand for our products</u>.

Fuel shortages, and substantial increases in the price of fuel, have had an adverse effect on the RV industry as a whole in the past, and could again in the future. Travel trailer and fifth-wheel RVs, components for which represented approximately 54 percent of our OEM Segment net sales in 2025, are usually towed by light trucks or SUVs. Generally, these vehicles use more fuel than automobiles, particularly while towing RVs or other trailers. High prices for gasoline, or anticipation of potential fuel shortages, can affect consumer use and purchase of light trucks and SUVs, which could result in reduced demand for travel trailer and fifth-wheel RVs, and therefore reduced demand for our products.

Risks Related to our Business, Operations and Strategy

<u>A significant percentage of our sales are concentrated in the RV industry and declines in industry-wide wholesale shipments of travel trailer and fifth-wheel RVs could reduce demand for our products and adversely impact our operating results and financial condition</u>.

In 2025, the OEM Segment represented 77 percent of our consolidated net sales and 66 percent of consolidated segment operating profit. Approximately 54 percent of our OEM Segment net sales in 2025 were from products to manufacturers of travel trailer and fifth-wheel RVs. While we measure our OEM Segment sales against industry-wide wholesale shipment statistics, the underlying health of the RV industry is determined by retail demand. Retail sales of RVs historically have been closely tied to general economic conditions, as well as consumer confidence. Declines in industry-wide wholesale shipments of travel trailer and fifth-wheel RVs could reduce demand for our products and adversely affect our operating results and financial condition.

<u>The loss of any key customer, or a significant reduction in purchases by such customers, could have an adverse material impact on our operating results</u>.

Two customers of both the OEM Segment and the Aftermarket Segment accounted for a combined 33 percent of our consolidated net sales in 2025. The loss of either of these customers or other significant customers, or a substantial reduction in sales to any such customer, would have an adverse material impact on our operating results and financial condition. In addition, we generally do not have long-term agreements with our customers and cannot predict that we will maintain our current relationships with these customers or that we will continue to supply them at current levels.

<u>Volatile raw material costs could adversely impact our financial condition and operating results</u>.

Steel and aluminum represented approximately 30 percent and 10 percent, respectively, of our raw material costs in 2025. The prices of these, and other key raw materials, have historically been volatile and can fluctuate dramatically with changes in the global demand and supply for such products.

Because competition and business conditions may limit the amount or timing of increases in raw material costs that can be passed through to our customers in the form of sales price increases, increases in raw material costs could adversely impact our financial condition and operating results. Conversely, as raw material costs decline, we may not be able to maintain selling prices consistent with higher cost raw materials in our inventory, which could adversely affect our operating results.

<u>Inadequate or interrupted supply of raw materials or components used to make our products could adversely impact our financial condition and operating results</u>.

Our business depends on our ability to source raw materials, such as steel, aluminum, glass, wood, fabric and foam, and certain components such as electric motors, in a timely and cost-efficient manner. Most materials and components are readily available from a variety of sources. However, a few key components are currently produced by only a small group of quality suppliers that have the capacity to supply large quantities. If raw materials or components that are used in manufacturing our products or for which we act as a distributor, particularly those which we import, become unavailable, or if the supply of these raw materials and components is interrupted or delayed, our manufacturing and distribution operations could be adversely affected, which could adversely impact our financial condition and operating results.

In 2025, we imported, or purchased from suppliers who imported, approximately 36 percent of our raw materials and components. Consequently, we rely on the free flow of goods through open and operational ports and on a consistent basis for a significant portion of our raw materials and components. Adverse geopolitical conditions, such as increased tariffs or import duties, trade embargoes, the heightened tensions between China and Taiwan, inclement weather, natural disasters, epidemics, public health crises, war, terrorism, or labor disputes at various ports or otherwise adversely impacting our suppliers create significant risks for our business, particularly if these conditions or disputes result in work slowdowns, lockouts, strikes, facilities closures, supply chain interruptions, or other disruptions, and could have an adverse impact on our operating results if we are unable to fulfill customer orders or are required to accumulate excess inventory or find alternate sources of supply, if available, at higher costs.

The raw materials and components used in the manufacture of Furrion Holdings Limited ("Furrion") products are provided by a small group of suppliers that are principally located in China. If those raw materials or components become unavailable or their supply is interrupted or delayed, we may not be able to identify alternative sources in a timely or cost-effective manner, or at all. Further, as a result of our acquisitions of Furrion in 2021 and Way Interglobal Network LLC ("Way") in 2022, the portion of our raw materials and components that are exported from their country of origin has increased, which could heighten the risks set forth in the immediately preceding paragraph, including in particular increased tariffs or import duties.

<u>We import a significant portion of our raw materials and the components we sell, and the effect of foreign exchange rates could adversely affect our operating results</u>.

We negotiate for the purchase of a significant portion of raw materials and semi-finished components with suppliers that are not located in the United States, and this amount has increased as a result of our acquisitions of Furrion and Way. As such, the prices we pay in part are dependent upon the rate of exchange for U.S. Dollars versus the currency of the local supplier. A dramatic weakening of the U.S. Dollar could increase our cost of sales, and such cost increases may not be offset through price increases for our products, adversely impacting our margins.

<u>Changes in consumer preferences relating to our products, or the inability to develop innovative new products, could cause reduced sales</u>.

Changes in consumer preferences for RV, manufactured housing and recreational boat models, and for the components we make for such products, occur over time. Our inability to anticipate changes in consumer preferences for such products, or delays in responding to such changes, could reduce demand for our products and adversely affect our net sales and operating results. Similarly, we believe our ability to remain competitive also depends on our ability to develop innovative new products or enhance features of existing products. Delays in the introduction or market acceptance of new products or product features could have an adverse effect on our net sales and operating results.

<u>Competitive pressures could reduce demand for our products or impact our sales prices</u>.

The industries in which we are engaged are highly competitive and generally characterized by low barriers to entry, and we have numerous existing and potential competitors. Competition is based primarily upon product quality and reliability, product innovation, price, customer service, and customer satisfaction.

Competitive pressures have, from time to time, resulted in a reduction of our profit margins and/or reduction in our market share. Domestic and foreign competitors may lower prices on products which currently compete with our products, or develop product improvements, which could reduce demand for our products or cause us to reduce prices for our products. Sustained increases in these competitive pressures could have an adverse material effect on our results of operations. In addition, the manufacture by our customers themselves of products supplied by us could reduce demand for our products and adversely affect our operating results and financial condition.

<u>A tight labor market has, and could in the future, result in difficulty obtaining skilled labor, and may result in increased labor and production costs</u>.

In certain geographic regions in which we have a larger concentration of manufacturing facilities, we have experienced, and could again experience, shortages of qualified employees. Competition for skilled workers may increase the cost of our labor and create employee retention and recruitment challenges, as employees with knowledge and experience have the ability to change employers relatively easily. If such conditions become extreme, we may not be able to increase production to timely satisfy demand, and may incur higher labor and production costs, which could adversely impact our operating results and financial condition.

<u>We may incur unexpected expenses, or face delays and other obstacles, in connection with expansion plans or investments we make in our business, which could adversely impact our operating results.</u>

It may take longer than initially anticipated for us to realize expected results from investments in research and development or acquired businesses, as well as initiatives we have implemented to increase capacity and improve production efficiencies, automation, customer service and other aspects of our business, or we may incur unexpected expenses in connection with these matters. Expansion plans may involve the acquisition of existing manufacturing facilities that require upgrades and improvements or the need to build new manufacturing facilities. Such activities may be delayed or incur unanticipated costs which could have an adverse effect on our operating results. Similarly, competition for desirable production facilities, especially during times of increasing production, may increase the cost of acquiring production facilities or limit the availability of obtaining such facilities. In addition, the start-up of operations in new facilities may incur unanticipated costs and inefficiencies which may adversely affect our profitability during the ramp up of production in those facilities. Delays in the construction, re-configuration or relocation of facilities could result in an adverse impact to our operating results or a loss of market share.

In addition, to the extent our expansion plans involve acquisitions or joint ventures, we may not be able to successfully identify suitable acquisition or joint venture opportunities or complete any acquisition, combination, joint venture, or other transaction on acceptable terms. Our identification of suitable acquisition candidates and joint venture opportunities and the integration of acquired business operations involve risks inherent in assessing the values, strengths, weaknesses, risks, and profitability of these opportunities, as well as significant financial, management and related resources that would otherwise be used for the ongoing development of our existing operations and internal expansion.

<u>Epidemic outbreaks, terrorist acts, political events, and civil unrest could disrupt our business and result in lower sales and otherwise adversely affect our financial performance.</u>

External events, such as epidemic outbreaks, terrorist attacks, disruptive political events, or civil unrest could adversely affect our business and result in lower sales. In the event that one of our manufacturing or distribution facilities was affected by any such event, we could be forced to shift production to one of our other facilities, which we may not be able to do effectively or at all, or to cease operations. Although we maintain insurance for damage to our property and disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses. Any disruption in our manufacturing capacity could have an adverse impact on our ability to produce sufficient inventory of our products or may require us to incur additional expenses in order to produce sufficient inventory, and therefore, may adversely affect our net sales and operating results. Any disruption or delay at our manufacturing or distribution facilities or customer care centers could impair our ability to meet the demands of our customers, and our customers may cancel orders with us or purchase products from our competitors, which could adversely affect our business and operating results.

Further, as a result of pandemic outbreaks, businesses can be shut down, supply chains can be interrupted, slowed or rendered inoperable and individuals can become ill, quarantined or otherwise unable to work and/or travel due to health reasons or governmental restrictions, and worldwide economic downturns could occur. Such outbreaks could result in the operations of our third-party manufacturers and suppliers being disrupted or suspended, or could interfere with our supply chain, which could have an adverse effect on our business.

<u>Natural disasters and unusual weather, including as a result of climate change, could impact our business negatively.</u>

Our facilities may be affected by natural disasters, such as tornadoes, hurricanes, fires, floods, earthquakes, and unusual weather conditions exacerbated by the effects of climate change. Natural phenomena with unpredictable destructive force, such as severe snowstorms, droughts, and flooding, may generate liabilities not sufficiently covered by our contingency plans and insurances. As we operate globally, these natural disasters can have a significant negative impact on our supply chain channels.

<u>We have entered new markets in an effort to enhance our growth potential, and uncertainties with respect to these new markets could impact our operating results.</u>

Our ability to expand our market share for our products that are used as components for RVs is limited. We have made investments in an effort to expand the sale of our products in adjacent industries, such as boats, buses, trucks, and trains, where we may have less familiarity with OEM or consumer preferences and could encounter difficulties in attracting customers due to a reduced level of familiarity with our brands. We have also made investments to expand the sale of our products in the aftermarket of our industries and to international markets and export sales of our products. These investments involve significant resources, put a strain on our administrative, operational, and financial capabilities and carry a risk of failure.

Limited operating experience or limited brand recognition in new markets may limit our business expansion strategy. Lack of demand for our products in these markets or competitive pressures requiring us to lower prices for our products could adversely impact our business growth in these markets and our results of operations.

If acquired businesses are not successfully integrated into our operations, our financial condition and operating results could be adversely impacted.

We have completed several business acquisitions and may continue to engage in acquisitions or similar activities, such as joint ventures and other business transactions. Our ability to grow through acquisitions will depend, in part, on the availability of suitable candidates at acceptable prices, terms, and conditions, our ability to compete effectively for acquisition candidates, and the availability of capital and personnel to complete such acquisitions and run the acquired business effectively. Such acquisitions, joint ventures and other business transactions involve potential risks, including:

- the failure to successfully integrate personnel, departments and systems, including IT and accounting systems, technologies, books and records, and procedures;
- the need for additional investments post-closing that could be greater than anticipated;
- the assumption of liabilities of the acquired businesses that could be greater than anticipated;
- incorrect estimates made in the accounting for acquisitions, incurrence of non-recurring charges, and write-off of significant amounts of goodwill or other assets that could adversely affect our operating results;
- unforeseen difficulties related to entering geographic regions or industries in which we do not have prior experience; and
- the potential loss of key employees or existing customers or adverse effects on existing business relationships with suppliers and customers.

Integrating acquired operations is a significant challenge and there is no assurance that we will be able to manage the integrations successfully. Integrating operations in countries in which we previously did not have locations or experience operating could present additional challenges.

If we are unable to efficiently integrate these businesses, the attention of our management could be diverted from our existing operations and the ability of the management teams at these business units to meet operational and financial expectations could be adversely impacted, which could impair our ability to execute our business plans. Failure to successfully integrate acquired operations or to realize the expected benefits of such acquisitions or other transactions may have an adverse impact on our results of operations and financial condition.

Our international operations subject us to additional operational and financial risks.

We have gradually grown sales overseas through international opportunities. Thirteen of our acquisitions since 2016 are headquartered in Europe or have international operations and customers.

Conducting business outside of the United States is subject to various risks, many of which are beyond our control, including:

- adverse political and economic conditions;
- trade protection measures, including tariffs, trade restrictions, trade agreements, and taxation;
- difficulties in managing or overseeing foreign operations and agents;
- differences in regulatory environments, including complex data privacy, environmental, social and governance ("ESG"), and labor relations laws, as well as differences in labor practices and market practices;
- cultural and linguistic differences;
- foreign currency fluctuations;
- limitations on the repatriation of funds because of foreign exchange controls;
- different liability standards;
- potentially longer payment cycles;
- different credit risks;
- different technology risks;
- political, social, and economic instability and uncertainty, including sovereign debt issues; and
- intellectual property laws of countries which do not protect our rights in our intellectual property to the same extent as the laws of the United States.

The occurrence or consequences of any of these factors may have an adverse impact on our operating results and financial condition, as well as impact our ability to operate in international markets.

The loss of key management could reduce our ability to execute our business strategy and could adversely affect our business and results of operations.

We are dependent on the knowledge, experience, and skill of our leadership team. The loss of the services of one or more key managers or the failure to attract or retain qualified managerial, technical, sales and marketing, operations and customer care staff could impair our ability to conduct and manage our business and execute our business strategy, which would have an adverse effect on our business, financial condition and results of operations. Further, leadership transitions can be inherently difficult to manage, may result in operational inefficiencies, and impact our ability to retain and hire other key members of management.

If our information technology systems fail to perform adequately or are breached, our operations could be disrupted, and it could adversely affect our business, reputation and results of operations.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our business data, inventory, supply chain, order entry and fulfillment, manufacturing, distribution, warranty administration, invoicing, collection of payments, remote work, and other business processes. We use information systems to report and support the audit of our operational and financial results. Additionally, we rely upon information systems in our sales, marketing, human resources, and communication efforts. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer.

In addition, our information technology systems may be vulnerable to damage, interruption or unauthorized access from circumstances beyond our control, including fire, natural disasters, security breaches, telecommunications failures, computer viruses, hackers, phishing attempts, cyber-attacks, ransomware and other malware, payment fraud, and other manipulation or improper use of our systems. Any such events could result in legal claims or proceedings, liability or penalties under privacy laws, disruption in operations, and damage to our reputation, which could adversely affect our business. Further, as we upgrade and standardize our enterprise resource planning ("ERP") system on a company-wide basis, we continue to improve, upgrade, and integrate acquired businesses into our ERP system, which can lead to disruptions in our business operations, increase security risks, cause integration delays, and heighten other risks.

Cyber-attacks, such as those involving the deployment of malware, are increasing in frequency, sophistication, and intensity and have become increasingly difficult to detect. Further, artificial intelligence technologies may be used for certain cybersecurity attacks, and may increase their frequency and intensity, resulting in heightened risks of security breaches and incidents. Despite our ongoing efforts to manage cybersecurity risks, we cannot assure you that they will be effective or will work as designed. If we fail to maintain or protect our information systems and data integrity effectively, we could: lose existing customers; have difficulty attracting new customers; suffer outages or disruptions in our operations or supply chains; have difficulty preventing, detecting, and controlling fraud; have disputes with customers and suppliers; have regulatory sanctions or penalties imposed; incur increased operating expenses; incur expenses or lose revenues as a result of a data privacy breach; or suffer other adverse consequences.

Legal, Regulatory and Compliance Risks

Our business is subject to numerous international, federal, state and local regulations, and increased costs of compliance, failure in our compliance efforts, or events beyond our control could result in damages, expenses, or liabilities that could adversely impact our financial condition and operating results.

We are subject to numerous federal, state and local regulations governing the manufacture and sale of our products, including regulations and standards promulgated by the NHTSA of the DOT, the Consumer Products Safety Commission, HUD, and consumer safety standards promulgated by state regulatory agencies and industry associations. Sales and manufacturing operations in foreign countries may be subject to similar regulations. Any major recalls of our products, voluntary or involuntary, could adversely impact our reputation, net sales, financial condition and operating results. Changes in laws or regulations, including those related to climate change, which impose additional regulatory requirements on us could increase our cost of doing business or restrict our actions, causing our results of operations to be adversely affected. Our failure to comply with present or future regulations and standards could result in fines, penalties, recalls, or injunctions being imposed on us, administrative penalties, potential civil and criminal liability, suspension of sales or production, or cessation of operations.

Further, certain other U.S. and foreign laws and regulations affect our activities. Areas of our business affected by such laws and regulations include, but are not limited to, labor, advertising, consumer protection, quality of services, warranty, product liability, real estate, intellectual property, tax, import and export duties, tariffs, competition, environmental, and health and safety. We are also subject to compliance with the U.S. Foreign Corrupt Practices Act ("FCPA"), and other anti-corruption and anti-bribery laws applicable to our operations. Compliance with these laws and others may be onerous and costly, and may be inconsistent from jurisdiction to jurisdiction, which further complicates compliance efforts. Violations of these laws and regulations could lead to significant penalties, including restraints on our export or import privileges, monetary fines, criminal proceedings and regulatory or other actions that could adversely affect our results of operations. We cannot assure you that our employees, contractors, vendors or agents will not violate such laws and regulations, or our policies and procedures related to compliance.

In addition, potentially significant expenditures could be required in order to comply with evolving healthcare, health and safety laws, regulations, or other pertinent requirements that may be adopted or imposed in the future by governmental authorities.

Further, foreign, federal, state, and local regulatory and legislative bodies have adopted or proposed various legislative and regulatory measures relating to climate change, regulating greenhouse gas emissions, and energy policies. Such measures could impose significant costs on us and our suppliers and customers, including increased cost of materials and natural resources, sources and supply of energy, capital equipment, environmental monitoring and reporting, or other costs to comply with such regulations. Climate change regulation combined with public sentiment could result in reduced demand for products that use our components, higher fuel prices, or carbon taxes, all of which could materially adversely affect our business. Due to uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our business, results of operations, and financial condition.

<u>Our risk management policies and procedures may not be fully effective in achieving their purposes</u>.

Our policies, procedures, controls and oversight to monitor and manage our enterprise risks may not be fully effective in achieving their purpose and may leave exposure to identified or unidentified risks. Past or future misconduct by our employees, contractors, vendors, or agents could result in violations of law by us, regulatory sanctions and/or serious reputational harm or financial harm. We cannot assure you that our policies, procedures, and controls will be sufficient to prevent all forms of misconduct. We review our compensation policies and practices as part of our overall enterprise risk management program, but it is possible that our compensation policies could incentivize inappropriate risk taking or misconduct. If such inappropriate risks or misconduct occurs, it could have an adverse effect on our results of operations and/or our financial condition.

<u>Our operations are subject to certain environmental laws and regulations, and costs of compliance, investigation, or remediation of environmental conditions could have an adverse effect on our business and results of operations</u>.

Our operations are also subject to certain complex federal, state and local environmental laws and regulations relating to air, water, and noise pollution and the use, storage, discharge and disposal of hazardous materials used during the manufacturing processes. Under certain of these laws, namely the Comprehensive Environmental Response, Compensation, and Liability Act and its state counterparts, liability for investigation and remediation of hazardous substance contamination at currently or formerly owned or operated facilities or at third-party waste disposal sites is joint and several. Failure to comply with these regulations could cause us to become subject to fines and penalties or otherwise have an adverse impact on our business. One or more of our current or former operating sites, or adjacent sites owned by third parties, have been affected, and may in the future be affected, by releases of hazardous materials. As a result, we may incur expenditures for future investigation and remediation, including in conjunction with voluntary remediation programs or third-party claims. If other potentially responsible persons are unable or otherwise not obligated to contribute to remediation costs, we could be held responsible for their portion of the remediation costs, and those costs could be material. The operation of our manufacturing facilities entails risks, and we cannot assure you that our costs in relation to these environmental matters or compliance with environmental laws in general will not have an adverse effect on our business and results of operations.

<u>We may not be able to protect our intellectual property and may be subject to infringement claims</u>.

We rely on certain trademarks, patents and other intellectual property rights, including contractual rights with third parties. Our success depends, in part, on our ability to protect our intellectual property against dilution, infringement, and competitive pressure by defending our intellectual property rights. We rely on intellectual property laws of the U.S., European Union, Canada, and other countries, as well as contractual and other legal rights, for the protection of our property rights.

However, we cannot assure that these measures will be successful in any given instance, or that third parties will not infringe upon our intellectual property rights. We may be forced to take steps to protect our rights, including through litigation, which could result in a significant expenditure of funds and a diversion of resources. The inability to protect our intellectual property rights could result in competitors manufacturing and marketing similar products which could adversely affect our market share and results of operations. Competitors may challenge, invalidate, or avoid the application of our existing or future intellectual property rights that we receive or license.

From time to time, we receive notices or claims that we may be infringing certain patent or other intellectual property rights of others. While it is not possible to predict the outcome of patent and other intellectual property litigation, such litigation could result in our payment of significant monetary damages and/or royalty payments, negatively impact our ability to sell current or future products, reduce the market value of our products and services, lower our profits, and could otherwise have an adverse effect on our business, financial condition or results of operations. From time to time, we also face claims of misappropriation by a third party that believes we or our employees have inappropriately obtained and used trade secrets or other confidential information of such third parties. Claims that we have misappropriated the trade secrets or other confidential information of third parties could result in our payment of significant monetary damages, and we could be prevented from further using such trade secrets or confidential information, limiting our ability to develop our products, any of which may have an adverse effect on our business, financial condition, results of operations, and prospects.

<u>If we fail to comply with data privacy and security laws and regulations, we could face substantial penalties and our business, operations, and financial condition could be adversely affected</u>.

We are subject to various data privacy and security laws and regulations. A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information and other information. For example, several U.S. territories and all 50 states now have data breach laws that require timely notification to individuals, and at times regulators, the media or credit reporting agencies, if a company has experienced the unauthorized access or acquisition of personal information.

Other state laws contain additional disclosure obligations for businesses that collect personal information about residents and afford those individuals additional rights relating to their personal information that may affect our ability to use personal information or share it with our business partners. For example, California has laws that give California residents certain privacy rights in the collection and disclosure of their personal information and requires businesses to make certain disclosures and take certain other acts in furtherance of those rights, and the California Privacy Protection Agency is authorized to implement and enforce California's privacy laws, which could result in increased privacy and information security regulatory actions. Other U.S. states have passed, or have proposed, consumer privacy laws. These laws may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

Outside of the U.S., data protection laws also apply to some of our operations. For example, the General Data Protection Regulation (the "GDPR") in the United Kingdom ("U.K.") and the European Union ("E.U.") imposes, among other things, strict obligations and restrictions on the collection and use of U.K. and E.U. personal data, a requirement for prompt notice of data breaches in certain circumstances, a requirement for implementation of certain approved safeguards for transfers of personal data to third countries, and possible substantial fines for any violations. Governmental authorities around the world have enacted similar types of legislative and regulatory requirements concerning data protection, and additional governments are considering similar legal frameworks.

The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor and implement compliance with those or any additional requirements. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

Additionally, because we accept debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard (the "PCI Standard"), issued by the Payment Card Industry Security Standards Council. The PCI Standard contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing, and transmission of cardholder data. Complying with the PCI Standard and implementing related procedures, technology, and information security measures requires significant resources and ongoing attention. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology such as those necessary to maintain compliance with the PCI Standard or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our payment-related systems could have an adverse effect on our business, financial condition, and results of operations.

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We could incur warranty claims in excess of reserves.

We receive warranty claims from our customers in the ordinary course of our business. Although we maintain reserves for such claims, which to date have been adequate, there can be no assurance that warranty expense levels will remain at current levels or that such reserves will continue to be adequate. A significant increase in warranty claims exceeding our current warranty expense levels could have an adverse effect on our results of operations and financial condition.

In addition to the costs associated with the contractual warranty coverage provided on our products, we also occasionally incur costs as a result of additional service actions not covered by our warranties, including product recalls and customer satisfaction actions. Although we estimate and reserve for the cost of these service actions, there can be no assurance that expense levels will remain at current levels, or that such reserves will continue to be adequate.

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We may be subject to product liability claims if people or property are harmed by the products we sell.

Some of the products we sell may expose us to product liability claims relating to personal injury, death, or property damage, and may require product recalls or other actions. Although we maintain liability and product recall insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding a product recall or any assertion that our products caused property damage or personal injury could damage our brand identity and our reputation with existing and potential consumers and have an adverse effect on our business, financial condition, and results of operations.

Financial, Credit and Liquidity Risks

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We could incur asset impairment charges for goodwill, intangible assets, or other long-lived assets.

A portion of our total assets as of December 31, 2025 was comprised of goodwill, intangible assets, and other long-lived assets. At least annually, we review goodwill and indefinite-lived intangibles for impairment. Long-lived assets, identifiable intangible assets, and goodwill are also reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable from future cash flows. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Our determination of future cash flows, future recoverability, and fair value of our long-lived assets includes significant estimates and assumptions. Changes in those estimates or assumptions or lower than anticipated future financial performance may result in the identification of an impaired asset and a non-cash impairment charge, which could be material. Any such charge could adversely affect our operating results and financial condition.

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We may become more leveraged.

Financing for our investments has been provided through a combination of currently available cash and cash equivalents, term loans, our 1.125 percent convertible senior notes due 2026 (the "2026 Convertible Notes"), our 3.000 percent convertible senior notes due 2030 (the "2030 Convertible Notes" and collectively with the 2026 Convertible Notes, the "Convertible Notes"), and use of our revolving credit facility. The incurrence of indebtedness may cause us to become more leveraged, which could (1) require us to dedicate a greater portion of our cash flow to the payment of debt service, (2) make us more vulnerable to a downturn in the economy, (3) limit our ability to obtain additional financing, or (4) negatively affect our outlook by one or more of our lenders.

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Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness, including the Convertible Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, curtailing spend, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We are subject to covenants in our debt agreements that may restrict or limit our operations and acquisitions and our failure to comply with the covenants in our debt agreements could have an adverse material impact on our business, results of operations and financial condition.

Our debt agreements contain various covenants, restrictions, and events of default. Among other things, these provisions require us to maintain certain financial ratios, including a maximum net leverage ratio and a minimum interest coverage ratio, and impose certain limits on our ability to incur indebtedness, create liens, and make investments or acquisitions. Breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, which may permit the lenders under these debt agreements to exercise remedies. These defaults could have an adverse material impact on our business, results of operations, and financial condition.

An increase in interest rates could increase our cost of borrowing and could adversely impact our financial condition, results of operations and cash flows.

Our financial condition, results of operations and cash flows could be significantly affected by changes in interest rates and actions taken by the Federal Reserve. Borrowings under our credit agreement currently bear interest at variable rates based on either an Alternate Base Rate or at term Secured Overnight Financing Rate ("SOFR") plus, in each case, an applicable margin. Any increase in the interest we pay and a corresponding increase in our costs of capital could have a material adverse impact on our financial condition, results of operations, or cash flows.

Although we currently pay regular quarterly dividends on our common stock, we cannot assure you that we will continue to pay a regular quarterly dividend.

In March 2016, our Board of Directors approved the commencement of a dividend program under which we have paid regular quarterly cash dividends to holders of our common stock. Our ability to pay dividends, and our Board of Directors' determination to maintain our current dividend policy, will depend on a number of factors, including:

- the state of our business, competition, and changes in our industry;
- changes in the factors, assumptions, and other considerations made by our Board of Directors in reviewing and revising our dividend policy;
- our future results of operations, financial condition, liquidity needs, and capital resources;
- limitations in our debt agreements; and
- our various expected cash needs, including cash interest and principal payments on our indebtedness, capital expenditures, the purchase price of acquisitions, and taxes.

Each of the factors listed above could negatively affect our ability to pay dividends in accordance with our dividend policy or at all. In addition, our Board of Directors may elect to suspend or alter the current dividend policy at any time.

Conversion of the Convertible Notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock.

The conversion of some or all of the Convertible Notes may dilute the ownership interests of our stockholders. Upon conversion of the Convertible Notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted. While we have elected to settle in cash the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the 2026 Convertible Notes, we may elect to settle any such remainder with respect to our 2030 Convertible Notes in shares of our common stock or a combination of cash and shares of our common stock, and any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the 2030 Convertible Notes may encourage short selling by market participants because the conversion of the 2030 Convertible Notes could be used to satisfy short positions, or anticipated conversion of the 2030 Convertible Notes into shares of our common stock could depress the price of our common stock.

<u>The conditional conversion feature of the Convertible Notes, if triggered, may adversely affect our financial condition and operating results.</u>

In the event the conditional conversion feature of the Convertible Notes is triggered, holders will be entitled to convert their Convertible Notes at any time during specified periods at their option. If one or more holders elect to convert their Convertible Notes, we would be required to settle any converted principal amount of such Convertible Notes through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Convertible Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Convertible Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

<u>Certain provisions in the indentures governing the Convertible Notes may delay or prevent an otherwise beneficial takeover attempt of us.</u>

Certain provisions in the indentures governing the Convertible Notes may make it more difficult or expensive for a third party to acquire us. For example, these indentures will require us, subject to certain exceptions, to repurchase the Convertible Notes for cash upon the occurrence of a fundamental change and, in certain circumstances, to increase the conversion rate for a holder that converts its Convertible Notes in connection with a make-whole fundamental change. A takeover of us may trigger the requirement that we repurchase the Convertible Notes and/or increase the conversion rate, which could make it more costly for a potential acquirer to engage in such a takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to investors.

<u>We cannot guarantee that our stock repurchase program will be fully consummated or that it will enhance long-term stockholder value, and share repurchases could increase the volatility of our stock price and will diminish our cash reserves.</u>

Although our Board of Directors has authorized a stock repurchase program, the program does not require us to repurchase any specific dollar amount or to acquire any specific number of shares. We cannot guarantee that the program will be fully consummated or that it will enhance long-term stockholder value. The program could also affect the trading price of our stock and increase volatility, and any announcement of a termination or change of this program may result in a decrease in the trading price of our stock. In addition, purchases made under this program diminish our cash reserves.

<u>Our stock price may be volatile</u>.

The price of our common stock may fluctuate widely, depending upon a number of factors, many of which are beyond our control. These factors include:

- the perceived prospects of our business and our industries as a whole;
- differences between our actual financial and operating results and those expected by investors and analysts;
- changes in analysts' recommendations or projections;
- changes affecting the availability of financing in the wholesale and consumer lending markets;
- actions or announcements by competitors;
- changes in laws and regulations affecting our business;
- the gain or loss of significant customers;
- significant sales of shares by a principal stockholder;
- activity under our stock repurchase program;
- changes in key personnel;
- actions taken by stockholders that may be contrary to our Board of Directors' recommendations; and
- changes in general economic or market conditions.

In addition, stock markets generally experience significant price and volume volatility from time to time, which may adversely affect the market price of our common stock for reasons unrelated to our performance.

Item 1B. UNRESOLVED STAFF COMMENTS.

None.

Item 1C. CYBERSECURITY.

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF"). This does not imply that we meet any particular technical standards, specifications, or requirements, but rather that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is aligned to the Company's business strategy. It shares common methodologies, reporting channels and governance processes that apply to other areas of enterprise risk, including legal, compliance, strategic, operational, and financial risk. Key elements of our cybersecurity risk management program include:

- risk assessments and penetration testing designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;
- a security team principally responsible for managing our cybersecurity risk assessment processes, our security controls, and our response to cybersecurity incidents;
- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
- training and awareness programs for team members that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls;
- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
- a third-party risk management process for service providers, suppliers, and vendors, which is part of our global information security policy.

In the last three fiscal years, the Company has not experienced any material cybersecurity incidents, and expenses incurred from cybersecurity incidents were immaterial. However, we are subject to ongoing risks from cybersecurity threats that could materially affect us, including our business strategy, results of operations or financial condition, as further described in Item 1A. Risk Factors - "Risks Related to our Business, Operations and Strategy."

Cybersecurity Governance

The Board of Directors established its Risk Committee with specific responsibility for overseeing risks from cybersecurity threats, among other things. Our Vice President of Global Information Security provides the Risk Committee periodic reports on our cybersecurity risks and any material cybersecurity incidents. In addition, our cybersecurity team provides annual reports to our Board of Directors.

Our team of cybersecurity professionals is led day-to-day by our Vice President of Global Information Security who reports to our Chief Information Officer. Our Vice President of Global Information Security has over 20 years of experience in IT operations and cybersecurity leadership and is a Certified Information Systems Security Professional (CISSP). The Vice President of Global Information Security also serves on our Enterprise Risk and Compliance Committee where leaders from across the Company discuss cyber risk and other risk matters. The cybersecurity team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants.

Our cybersecurity team also monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through various means, which may include briefings with internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the information technology environment.

Item 2. PROPERTIES.

Our manufacturing operations are conducted at facilities that are used for both manufacturing and distribution. Many of the properties manufacture and warehouse products sold through both the OEM Segment and Aftermarket Segment and are included in the OEM Segment in the table below. We believe that substantially all of our properties are in generally good condition and there is sufficient capacity to meet current and projected manufacturing and distribution requirements. In addition, we maintain administrative facilities used for corporate and administrative functions. Our primary administrative offices are located in Elkhart, Indiana. Total administrative space company-wide aggregates approximately 400,000 square feet. At December 31, 2025, our key property holdings are summarized in the following table:

Segment	Type	North America Facilities	Europe Facilities	Total Facilities	Owned Facilities
OEM	Manufacturing [a]	67	26	93	33
	Other [b]	18	2	20	8
Aftermarket	Manufacturing [a]	13	—	13	2
	Other [b]	26	—	26	3
Total		124	28	152	46

(a) *Includes multi-activity sites which are predominately manufacturing*

(b) *Includes engineering, administrative, service centers, and distribution locations*

Item 3. LEGAL PROCEEDINGS.

In the normal course of business, we are subject to proceedings, lawsuits, regulatory agency inquiries, and other claims. All such matters are subject to uncertainties and outcomes that are not predictable with assurance. While these matters could materially affect operating results when resolved in future periods, management believes that, after final disposition, including anticipated insurance recoveries in certain cases, any monetary liability or financial impact to the Company beyond that provided for in the Consolidated Balance Sheet as of December 31, 2025, would not be material to our financial position or annual results of operations.

Item 4. MINE SAFETY DISCLOSURES.

Not applicable.

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market and Stockholders

As of February 19, 2026, there were 197 holders of the Company's common stock, in addition to beneficial owners of shares held in broker and nominee names. Our common stock trades on the New York Stock Exchange under the symbol "LCII".

The table and related information required for the Equity Compensation Plan is incorporated by reference from the information contained under the caption "Equity Compensation Plan Information" in our 2026 Proxy Statement.

Dividends and Share Repurchases

See Note 13 - Stockholders' Equity of the Notes to Consolidated Financial Statements (Part II, Item 8 of this Form 10-K) for further discussion regarding dividends and share repurchases. There were no share repurchases during the three months ended December 31, 2025.

In 2016, we initiated the payment of regular quarterly dividends. Future dividend policy with respect to the common stock will be determined by the Board of Directors of the Company in light of prevailing financial needs and earnings of the Company and other relevant factors, including any limitations in our debt agreements, such as maintenance of certain financial ratios.

Item 6. [RESERVED]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our Consolidated Financial Statements and Notes thereto included in Part II, Item 8 of this Report.

This Management's Discussion and Analysis of Financial Condition and Results of Operations generally discusses 2025 and 2024 items and year-over-year comparisons between 2025 and 2024. A detailed discussion of 2023 items and year-over-year comparisons between 2024 and 2023 that are not included in this Annual Report on Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025.

We are a global leader in supplying engineered components to the outdoor recreation, transportation, marine, and housing industries. In addition to serving original equipment manufacturers ("OEMs"), we also cater to aftermarket needs, selling through retail dealers, wholesale distributors, and service centers, as well as direct-to-consumer sales through online platforms.

Sales and Profit - OEM and Aftermarket Segments

We have two reportable segments, the OEM Segment and the Aftermarket Segment. At December 31, 2025, we operated over 100 manufacturing facilities located throughout North America and Europe. Net sales and operating profit were as follows for the years ended December 31:

Sales and Operating Profit by Segment and in Total *(In thousands)*		2025		2024
Net sales:				
OEM Segment:				
RV OEMs:				
Travel trailers and fifth-wheels	$	1,708,236	$	1,514,578
Motorhomes		235,976		233,066
Adjacent Industries OEMs		1,245,441		1,112,806
Total OEM Segment net sales		3,189,653		2,860,450
Aftermarket Segment:				
Total Aftermarket Segment net sales		932,364		880,758
Total net sales	$	4,122,017	$	3,741,208
Operating profit[1]:				
OEM Segment	$	184,120	$	107,081
Aftermarket Segment		95,802		111,156
Total operating profit	$	279,922	$	218,237

Sales and Operating Profit by Segment as a Percent of Total	2025	2024
Net sales:		
OEM Segment	77%	76%
Aftermarket Segment	23%	24%
Total net sales	100%	100%
Operating profit[1]:		
OEM Segment	66%	49%
Aftermarket Segment	34%	51%
Total segment operating profit	100%	100%

Operating Profit Margin by Segment	2025	2024
OEM Segment	5.8%	3.7%
Aftermarket Segment	10.3%	12.6%

[1] *Corporate expenses are allocated between the segments based upon net sales.*

Operating profit margins in 2025 were impacted by a number of factors, as further described below under "Results of Operations – Year Ended December 31, 2025 Compared to Year Ended December 31, 2024."

Reportable Segments: Our two reportable segments consist of the OEM Segment and the Aftermarket Segment. Our OEM Segment drives innovation and manufacturing expertise, serving leading OEMs in the RV, transportation, marine, and housing markets. Our Aftermarket Segment enhances the product lifecycle for the RV, transportation, marine, and automotive markets by offering discretionary accessories, replacement parts, and upgrades. This approach drives recurring revenue, deepens customer engagement, and leverages our OEM expertise.

OEM Segment: Manufactures and distributes a broad array of engineered components for the leading OEMs of RVs and adjacent industries, including the transportation (buses, trailers, construction, trains, and power sports), marine (pontoon boats, power boats, fishing boats, sailboats, and yachts), and housing (manufactured and modular homes, park models, commercial offices, restroom trailers, and residential housing) markets.

Aftermarket Segment: Supplies many of our engineered components to the related aftermarket channels of the RV, transportation, marine, and automotive markets, primarily through retail dealers, wholesale distributors, and service centers, as well as direct-to-consumer sales through online platforms. The Aftermarket Segment also includes biminis, covers, buoys, and fenders to the marine industry, towing products, truck accessories, appliances, air conditioners, televisions, sound systems, tankless water heaters, and the sale of replacement glass and awnings to fulfill insurance claims.

See Part I, Item 1, "Business - Reportable Segments" for more detail on our reportable segments.

Diversification Strategy: Over the past several years, we have diversified our portfolio beyond the RV OEM market into transportation, marine, housing, and aftermarket sectors. We have also diversified geographically through our international operations. Leveraging our manufacturing competencies in other industries can accelerate profitable growth and help to mitigate seasonal and cyclical market risk. For example, within our Aftermarket Segment, many of the optional upgrades and non-critical replacement parts for RVs are purchased outside the normal product selling season, thereby causing certain sales within this segment to be counter-seasonal.

Approximately 56 percent and 57 percent of net sales for the years ended December 31, 2025 and 2024, respectively, were generated outside of the North American RV OEM market, providing a balanced foundation for continued growth.

Industry Background

OEM Segment - North American Recreational Vehicle Industry: RVs are designed as temporary living quarters for recreational, camping, travel, or seasonal use. They can be either motorized, such as motorhomes, or towable, including travel trailers, fifth-wheel trailers, folding camping trailers, and truck campers. The RV industry generally follows a predictable annual sales cycle that starts after the annual fall "Open House" in Elkhart, Indiana:

- October - March: Dealers build inventory, leading wholesale shipments to historically outpace retail sales.

- April - September: Retail sales typically exceed wholesale shipments, driven by spring and summer demand.

In 2025, Recreation Vehicle Industry Association ("RVIA") data shows U.S. wholesale shipments of travel trailers and fifth-wheel RVs, the Company's primary market, increased 2 percent to 298,200 units compared with 2024. Retail demand decreased 1 percent to 305,300 units compared with 2024, reflecting a stabilization from the declines in prior years. However, inflation and elevated interest rates continued to pressure consumer discretionary spending, dampening demand. Retail registration data is often revised upward in subsequent months due to reporting delays.

While we track our OEM Segment RV sales against wholesale shipment statistics, the health of the RV industry is ultimately determined by retail demand. The table below highlights trends in wholesale shipments, retail sales, and dealer inventory adjustments for travel trailers and fifth-wheel RVs, as reported by Statistical Surveys, Inc. ("Statistical Surveys").

	Wholesale		Retail		Estimated Unit Impact on Dealer
	Units	Change	Units	Change	Inventories
Year ended December 31, 2025	298,200	2%	305,300	(1)%	(7,100)
Year ended December 31, 2024	291,600	13%	307,700	(6)%	(16,100)
Year ended December 31, 2023	259,100	(39)%	327,000	(16)%	(67,900)

Motorhomes, another key RV category, experienced a 3 percent increase in wholesale shipments to 36,000 units in 2025, while retail demand fell 6 percent, according to RVIA data.

OEM Segment - Adjacent Industries: Our expertise in RV components extends to adjacent industries, including transportation, marine, and housing. These adjacent industries offer significant growth opportunities, including by helping us leverage our established relationships with OEMs that often operate in multiple sectors. While the potential content per unit we may supply to adjacent industries varies across these markets, and is different than RVs, they represent meaningful diversification opportunities. Key adjacent markets and the annual retail units sold of each include:

- Enclosed trailers: According to Statistical Surveys, approximately 201,700 units were sold in 2025, compared to 199,100 in 2024 and 206,800 in 2023.
- Boats: Statistical Surveys reported approximately 230,400 units were sold in 2025, compared to 250,200 in 2024 and 273,700 in 2023. Pontoon boats, a subset of this market, sold 48,300 units in 2025, compared to 54,300 in 2024 and 62,300 in 2023.
- School buses. According to School Bus Fleet, approximately 41,000 units were sold in 2025, compared to 40,300 in 2024 and 41,200 in 2023.

- Manufactured housing. According to the Institute for Building Technology and Safety, wholesale shipments were approximately 102,700 units in 2025, compared to 103,300 in 2024 and 89,200 in 2023.

Aftermarket Segment: Our Aftermarket Segment enhances the product lifecycle for the RV, transportation, marine, and automotive markets by offering discretionary accessories, replacement parts, and upgrades through various channels, including retail dealers, wholesale distributors, and service centers, as well as direct-to-consumer sales through online platforms. These products support recreation and transportation markets, addressing both routine maintenance needs and customer-driven enhancements.

We also provide comprehensive customer support through multiple customer care centers, offering rapid responses to inquiries related to technical support, product delivery, and critical repair, designed to minimize consumer downtime. Dedicated teams deliver product, technical, and installation training, as well as marketing assistance, to enhance customer engagement and satisfaction.

Aftermarket offerings span a diverse product portfolio, including:

- **Marine Products:** Biminis, covers, buoys, and fenders.

- **Recreation and Transportation Accessories:** Towing products, truck accessories, replacement glass, and awnings.

- **Core Systems:** Appliances, air conditioners, televisions, sound systems, and tankless water heaters.

Aftermarket sales are influenced by seasonal trends, with many non-critical upgrades and replacement parts purchased outside peak selling periods, creating certain counter-seasonal demand.

Market Dynamics: The U.S. RV ownership base, which reached a record 8.1 million households in 2025 (Go RVing), drives robust demand for aftermarket products. Owners seek to enhance and maintain their units, replacing components that experience normal wear and tear. This vibrant and growing market represents a key driver of our Aftermarket Segment's performance.

Strategic Expansion: We have strategically expanded our Aftermarket Segment through acquisitions that strengthen our product portfolio and market reach, including Curt Manufacturing LLC and Kaspar Ranch Hand Equipment, LLC.

CURT Manufacturing LLC: Acquired in 2019, CURT is a leading manufacturer of towing products and truck accessories, complementing our OEM markets. CURT contributed approximately half of Aftermarket Segment net sales in both 2025 and 2024, selling 907,000 hitches in 2025, down from 1,061,000 in 2024.

Kaspar Ranch Hand Equipment, LLC: Acquired in 2021, Ranch Hand broadened our offerings with custom bumpers, grill guards, and steps for the automotive aftermarket, reinforcing our position in complementary markets.

RESULTS OF OPERATIONS

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Consolidated Summary

- Consolidated net sales for 2025 were $4.1 billion, 10 percent higher than consolidated net sales for 2024 of $3.7 billion. The increase was primarily driven by sales from acquired businesses during the year, sales price increases due to higher material costs, and higher North American RV sales driven by an increased mix of higher content fifth-wheel units, market share gains, and a 3 percent increase in total North American RV wholesale shipments. Net sales from acquisitions completed in 2024 and 2025 contributed approximately $124.5 million in 2025.
- Net income for 2025 was $188.3 million, or $7.57 per diluted share, compared to net income of $142.9 million, or $5.60 per diluted share, for 2024.
- Consolidated operating profit during 2025 was $279.9 million compared to $218.2 million in 2024. Operating profit margin was 6.8 percent in 2025 compared to 5.8 percent in 2024. The increase was primarily due to reduced costs from materials sourcing strategies and leveraging of fixed expenses over higher North American RV sales

volumes driven by an increased mix of higher content fifth-wheel units, market share gains, and a 3 percent increase in total North American RV wholesale shipments.

- Tariff mitigation strategy of diversifying our supply chain, with help from vendors and other sourcing strategies, enabled us to minimize the impact of pricing to our customers as well as support profitability.

- The effective tax rate of 26.2 percent for 2025 was higher than the prior year, primarily due to increases in the state effective tax rate as discussed below under "Income Taxes."

- Interest expense, net in 2025 was $35.7 million compared to $28.9 million in 2024. The increase was primarily due to interest on the 2030 Convertible Notes (as defined in Note 3 of the Notes to Consolidated Financial Statements) and higher interest rates on our adjustable rate Term Loans (as defined in Note 9 to the Notes to Consolidated Financial Statements), partially offset by reduced borrowings outstanding on the revolving credit facility and interest income of $7.3 million earned on investments in money market mutual funds for the year ended December 31, 2025, compared to $5.1 million in the same period of 2024.

- In 2025, we returned an aggregate of $242.6 million to shareholders, including through share repurchases of $128.6 million and quarterly dividends aggregating $4.60 per share, or $114.0 million.

OEM Segment

Net sales of the OEM Segment in 2025 increased 12 percent, or $329.2 million, compared to 2024. Net sales of components to OEMs were to the following markets for the years ended December 31:

(In thousands)	2025	2024	Change
RV OEMs:			
Travel trailers and fifth-wheels	$ 1,708,236	$ 1,514,578	13%
Motorhomes	235,976	233,066	1%
Adjacent Industries OEMs	1,245,441	1,112,806	12%
Total OEM Segment net sales	$ 3,189,653	$ 2,860,450	12%

According to the RVIA, industry-wide wholesale shipments for the years ended December 31 were:

	2025	2024	Change
Travel trailer and fifth-wheel RVs	298,200	291,600	2%
Motorhomes	36,000	34,900	3%

The trend in our average product content per RV produced is an indicator of our overall market share of components for new RVs. Our average product content per type of RV, calculated based upon our net sales of components to domestic RV OEMs for the different types of RVs produced for the twelve months ended December 31, divided by the industry-wide wholesale shipments of the different product mix of RVs for the same period, was:

Content per:	2025	2024	Change
Travel trailer and fifth-wheel RV	$ 5,670	$ 5,097	11%
Motorhome	$ 3,993	$ 3,742	7%

Our average product content per type of RV excludes international sales and sales to the Aftermarket Segment and Adjacent Industries. Content per RV is impacted by changes in selling prices for our products, market share gains, and acquisitions. The increase in travel trailer and fifth-wheel RV content in 2025 compared to 2024 was driven primarily by sales price increases related to tariffs, an increase in RV sales mix toward higher content fifth-wheel units, and market share gains, partially offset by wholesale unit shipments outpacing units produced.

Our increase in net sales to RV OEMs during 2025 was driven by sales price increases related to tariffs, an increase in RV sales mix toward higher content fifth-wheel units, market share gains and a 3 percent increase in total North American RV wholesale shipments, partially offset by volume decreases in the European RV market.

Our increase in net sales to OEMs in Adjacent Industries during 2025 was primarily due to sales from acquired businesses and higher sales to North American utility trailer OEMs.

Operating profit of the OEM Segment was $184.1 million in 2025, an increase of $77.0 million compared to 2024. The operating profit margin of the OEM Segment increased to 5.8 percent in 2025 compared to 3.7 percent in 2024, and was positively impacted by:

- Increases in selling prices primarily related to increased material costs, which positively impacted operating profit by $80.9 million compared to 2024.

- Reduced costs from materials sourcing strategies, which increased operating profit by $44.5 million compared to 2024.

- The impact of fixed costs spread over increased sales, which increased operating profit by $14.6 million related to fixed production overhead costs and $13.1 million related to fixed selling, general, and administrative costs.

- Increases in production labor efficiencies, which positively impacted operating profit by $8.8 million compared to 2024.

Partially offset by:

- Higher material costs related to tariffs and higher freight costs, which negatively impacted operating profit by $75.8 million compared to 2024.

- Changes in product sales mix toward lower margin products, which negatively impacted operating profit by $4.3 million compared to 2024.

- Restructuring costs associated with the closure of the Company's glass operations in Ireland, which negatively impacted operating profit by $3.9 million compared to 2024.

Amortization expense on intangible assets for the OEM Segment was $38.7 million in 2025, compared to $39.8 million in 2024. Depreciation expense on fixed assets for the OEM Segment was $48.3 million in 2025, compared to $53.5 million in 2024.

Aftermarket Segment

Net sales of the Aftermarket Segment in 2025 increased 6 percent, or $51.6 million, compared to 2024. Net sales of components in the Aftermarket Segment were as follows for the years ended December 31:

(In thousands)	2025	2024	Change
Total Aftermarket Segment net sales	$ 932,364	$ 880,758	6%

The increase in net sales of the Aftermarket Segment was primarily driven by product innovations, the expanding Camping World relationship within the RV aftermarket, and sales from acquired businesses, partially offset by lower volumes within the automotive aftermarket.

Operating profit of the Aftermarket Segment was $95.8 million in 2025, a decrease of $15.4 million compared to 2024. The operating profit margin of the Aftermarket Segment was 10.3 percent in 2025, compared to 12.6 percent in 2024, and was negatively impacted by:

- Higher material costs related to tariffs and higher freight costs, which collectively negatively impacted operating profit by $22.7 million compared to 2024.

- Increases in sales mix toward lower margin products, which negatively impacted operating profit by $12.4 million compared to 2024.

- Investments in capacity, distribution and logistics technology to support continued growth in the Aftermarket Segment, which negatively impacted operating profit by $8.7 million compared to 2024.

- Decreases in automotive aftermarket production volumes in response to lower retail volumes, which led to reduced utilization of fixed production overhead costs, negatively impacting operating profit by $3.9 million compared to 2024.

- Increases in advertising, customer promotions, and rebates, which negatively impacted operating profit by $3.0 million compared to 2024.

Partially offset by:

- Increases in selling prices for targeted products primarily related to increased material costs, which positively impacted operating profit by $21.8 million compared to 2024.
- Reduced costs from materials sourcing strategies, which increased operating profit by $13.5 million compared to 2024.

Amortization expense on intangible assets for the Aftermarket Segment was $15.5 million in 2025, consistent with 2024. Depreciation expense on fixed assets for the Aftermarket Segment was $18.7 million in 2025, compared to $16.9 million in 2024.

Interest Expense

Interest expense, net was $35.7 million in 2025, compared to $28.9 million in 2024. The increase was primarily due to interest on the 2030 Convertible Notes and higher outstanding principal and interest rates on our adjustable rate Term Loans, partially offset by reduced borrowings outstanding on the revolving credit facility, the partial payoff of the 2026 Convertible Notes (as defined in Note 3 of the Notes to Consolidated Financial Statements), and interest income of $7.3 million earned on investments in money market mutual funds for the year ended December 31, 2025, compared to $5.1 million in 2024. See Note 9 of the Notes to Consolidated Financial Statements for a description of our credit facilities.

Loss on Extinguishment of Debt

In 2025, we recorded an $8.9 million loss on extinguishment of debt, consisting of $6.2 million in connection with the repurchase of a portion of our 2026 Convertible Notes, $1.9 million related to the repayment of our previous term loan, and $0.8 million related to the repricing amendment for our Term Loans.

Gain on Sale of Real Estate

As part of our footprint optimization efforts, we sold two owned real estate locations during 2025 for combined net cash proceeds of $22.7 million. The sales resulted in a total net gain on the sale of real estate of $19.7 million for the year ended December 31, 2025.

Income Taxes

The effective income tax rate for 2025 was 26.2 percent compared to 24.5 percent in 2024. The higher effective tax rate for 2025 was primarily due to increases in the state effective tax rate. We estimate the 2026 effective income tax rate will be approximately 25 to 27 percent.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

We maintain a level of cash and liquidity sufficient to allow us to meet our cash needs in the short term. Over the long term, we manage our cash and capital structure to maximize shareholder return, maintain our financial condition, and maintain flexibility for our future strategic investments. We continuously assess our capital requirements, working capital needs, debt and leverage levels, debt and lease maturity schedules, capital expenditure requirements, dividends, future investments or acquisitions, and potential share repurchases. We believe our operating cash flows, credit facilities, as well as any potential future borrowings, will be sufficient to fund our future payments and long-term initiatives.

As of December 31, 2025, we had $222.6 million in cash and cash equivalents and $595.2 million of availability under our revolving credit facility under the Credit Agreement (as defined in Note 9 of the Notes to Consolidated Financial Statements). We also have the ability to request an increase to the revolving and/or incremental term loan facilities upon approval of the lenders providing any such increase and the satisfaction of certain other conditions. See Note 9 of the Notes to Consolidated Financial Statements for a description of our credit facilities.

We believe the availability under the revolving credit facility under the Credit Agreement, along with our cash flows from operations, are adequate to finance our anticipated cash requirements for the next twelve months.

The Consolidated Statements of Cash Flows reflect the following for the years ended December 31:

(In thousands)	2025	2024
Net cash flows provided by operating activities	$ 330,976	$ 370,284
Net cash flows used in investing activities	(147,067)	(61,098)
Net cash flows used in financing activities	(125,491)	(208,221)
Effect of exchange rate changes on cash and cash equivalents	(1,559)	(1,366)
Net increase in cash and cash equivalents	$ 56,859	$ 99,599

Discussion - Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Cash Flows from Operations

Net cash flows provided by operating activities were $331.0 million in 2025, compared to $370.3 million in 2024. The decrease in net cash flows provided by operating activities was primarily due to the increase in inventories in 2025 of $35.0 million driven by higher inventory levels to support increased sales volume and higher material costs compared to the decrease in inventory in 2024 of $46.3 million driven by lower commodity costs and initiatives to reduce inventory levels. The decrease in net cash flows provided by operating activities was partially offset by the $45.4 million increase in net income in 2025 compared to 2024.

Over the long term, based on our historical collection and payment patterns, as well as inventory turnover, and also giving consideration to emerging trends and changes to the sales mix, we expect working capital to increase or decrease equivalent to approximately 10 to 15 percent of the increase or decrease, respectively, in net sales. However, there are many factors that can impact this relationship, especially in the short term.

Depreciation and amortization was $121.2 million and $125.7 million in 2025 and 2024, respectively, and is expected to be approximately $115 to $125 million in 2026. Non-cash stock-based compensation expense was $22.7 million and $18.7 million in 2025 and 2024, respectively, and is expected to be approximately $24 to $27 million in 2026.

Cash Flows from Investing Activities

Cash flows used in investing activities of $147.1 million in 2025 were primarily comprised of $112.7 million for business acquisitions and $52.6 million for capital expenditures. Cash flows used in investing activities of $61.1 million in 2024 were primarily comprised of $42.3 million for capital expenditures and $20.0 million for the acquisition of a business.

Our capital expenditures are primarily for replacement and growth. Over the long term, based on our historical capital expenditures, the replacement portion has averaged approximately one to two percent of net sales, while the growth portion has averaged approximately two to three percent of net sales. However, there are many factors that can impact the actual spending compared to these historical averages. We estimate 2026 capital expenditures (excluding any potential business combinations) of $60 to $80 million, including investments in automation and lean projects, which we expect to fund with cash flows from operations or periodic borrowings under the revolving credit facility as needed.

The 2025 capital expenditures and acquisitions were funded by cash generated from operations and borrowings under our Credit Agreement. Capital expenditures and acquisitions in 2026 are expected to be funded primarily from cash generated from operations, as well as periodic borrowings under our revolving credit facility.

Cash Flows from Financing Activities

Cash flows used in financing activities of $125.5 million in 2025 were primarily comprised of the following:

- payments of $368.9 million for the repurchase of a portion of our 2026 Convertible Notes,

- $303.0 million in repayments under our revolving credit facility, Term Loan, and other borrowings,

- payments for the repurchase of common stock of $128.6 million,

- payments of quarterly dividends of $114.0 million,

- payments of $67.6 million for the purchase of convertible note hedge contracts, and

- cash outflows of $5.3 million related to vesting of stock-based awards, net of shares tendered for payment of taxes,

Partially offset by:

- net proceeds from the issuance of our 2030 Convertible Notes of $448.5 million,

- proceeds from Term Loan borrowings of $391.0 million, and

- proceeds from the issuance of warrants of $27.6 million.

Cash flows used in financing activities of $208.2 million in 2024 were primarily comprised of payments of quarterly dividends of $109.5 million, $52.5 million in net repayments under our revolving credit facility, $36.7 million in repayments under our Term Loan and other borrowings, and cash outflows of $9.2 million related to vesting of stock-based awards, net of shares tendered for payment of taxes.

The Credit Agreement includes both financial and non-financial covenants. The covenants dictate that we shall not permit our net leverage ratio to exceed certain limits, shall maintain a minimum debt service coverage ratio, and must meet certain other financial requirements. At December 31, 2025, we were in compliance with all applicable financial covenants and expect to remain in compliance for the next twelve months.

We have paid regular quarterly dividends since 2016. Future dividend policy with respect to our common stock will be determined by our Board of Directors in light of our prevailing financial needs, earnings, and other relevant factors, including any limitations in our debt agreements, such as maintenance of certain financial ratios.

In May 2022, our Board of Directors authorized a stock repurchase program (the "2022 Share Repurchase Program") for the purchase of up to $200.0 million of our common stock over a three-year period, which ended on May 19, 2025. Under this stock repurchase program, we purchased 308,898 shares at a weighted average price of $91.47 per share, totaling $28.4 million including excise tax during March 2025, using approximately $28.3 million of the net proceeds from the offering of the 2030 Convertible Notes. Following such repurchase, no additional shares were purchased under the 2022 Share Repurchase Program prior to its expiration on May 19, 2025. No shares were repurchased during the year ended December 31, 2024.

In May 2025, our Board of Directors authorized a new stock repurchase program (the "2025 Share Repurchase Program") for the purchase of up to $300.0 million of our common stock over a three-year period ending on May 15, 2028. On June 11, 2025, we entered into a Rule 10b5-1 trading plan under the 2025 Share Repurchase Program for the period between June 13, 2025 and August 1, 2025 to repurchase up to $100.0 million of our common stock excluding excise tax, subject to certain parameters. Under this 10b5-1 trading plan, we purchased 1,057,667 shares at a weighted average price of $94.55 per share totaling $101.0 million, including excise tax during the year ended December 31, 2025. As of December 31, 2025, there was $200.0 million remaining for the repurchase of shares under the 2025 Share Repurchase Program.

See Note 13 of the Notes to Consolidated Financial Statements for additional information related to our dividend and share repurchase programs.

Future Cash Requirements

The following table summarizes our material estimated future cash requirements under our contractual obligations for indebtedness and operating leases at December 31, 2025, in total and disaggregated into current (payable in 2026) and long-term (payable after 2026) obligations.

(In thousands)	Total	Current	Long-Term
Total indebtedness [a]	$ 960,320	$ 4,468	$ 955,852
Interest on indebtedness [a]	219,031	40,784	178,247
Operating leases [b]	380,959	62,286	318,673
Total	$ 1,560,310	$ 107,538	$ 1,452,772

a. *See Note 9 of the Notes to Consolidated Financial Statements for additional information regarding the maturities of debt principal. Interest payments on our indebtedness are calculated using the outstanding balances and interest rates in effect on December 31, 2025.*

b. *See Note 11 of the Notes to Consolidated Financial Statements for additional information regarding the maturity of our lease obligations under operating leases. Our finance leases were not material at December 31, 2025.*

Retirement and Other Benefit Plans

We consider various factors when making funding decisions, such as regulatory requirements, actuarially determined minimum contribution requirements, and contributions required to avoid benefit restrictions for defined benefit pension plans. For the year ended December 31, 2025, we made discretionary matching contributions of $12.5 million to our defined contribution 401(k) profit sharing plan. We expect to make matching contributions to our defined contribution 401(k) profit sharing plan in 2026 at a level similar to 2025; however, these contributions are discretionary and subject to change. See Note 8 of the Notes to Consolidated Financial Statements for further information related to our retirement and other benefit plans.

CORPORATE GOVERNANCE

We are in compliance with the corporate governance requirements of the SEC and the New York Stock Exchange. Our governance documents, committee charters, and key practices have been posted to the "Investors" section of our website (www.lci1.com) and are updated periodically. The website also contains, or provides direct links to, all SEC filings, press releases and investor presentations. We have also established a Whistleblower Policy, which includes a toll-free hotline (800-461-9330) to report complaints about our accounting, internal controls, auditing matters or other concerns. The Whistleblower Policy and procedure for complaints can be found on our website (www.lci1.com).

CONTINGENCIES

Additional information required by this item is included under Item 3 of Part I of this Annual Report on Form 10-K.

CRITICAL ACCOUNTING ESTIMATES

Our Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which requires certain estimates and assumptions to be made that affect the amounts and disclosures reported in those financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. While our significant accounting policies are more fully described in Note 2 of the Notes to Consolidated Financial Statements, the following discussion addresses our most critical accounting estimates, which are those that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition and results of operations. Management has discussed the development and selection of its critical accounting estimates with the Audit Committee of the Company's Board of Directors, and the Audit Committee has reviewed the disclosure presented below relating to the critical accounting estimates.

Warranty

We provide warranty terms based upon the type of product sold. We use historical warranty costs, claim lag, sales, and current trends of repair costs as assumptions and inputs into our model to estimate future warranty claims and the associated warranty accrual. The accounting for warranty accruals requires us to make assumptions and judgments, and to the extent actual results differ from original estimates, adjustments to recorded accruals may be required. For further information on our warranty accrual, including a roll-forward of changes in the accrual, see Note 7 of the Notes to Consolidated Financial Statements.

Fair Value of Intangible Assets of Acquired Businesses

We value the intangible assets associated with the acquisitions of businesses on the respective acquisition dates. Depending upon the type of intangible asset acquired, we use different valuation techniques in determining the fair value. Those techniques include comparable market prices, long-term sales, profitability and cash flow forecasts, assumptions regarding future industry-specific economic and market conditions and a market participant's weighted average cost of capital, as well as other techniques as circumstances require. By their nature, these assumptions require judgment, and if management had chosen different assumptions, the fair value of intangible assets of acquired businesses would have been different. For further information on acquired intangible assets, see Note 4 of the Notes to Consolidated Financial Statements.

New Accounting Pronouncements

Information required by this item is included in Note 2 of the Notes to Consolidated Financial Statements.

RAW MATERIALS INFLATION

The prices of key raw materials, consisting primarily of steel and aluminum, and components used by us which are made from these raw materials, are influenced by demand and other factors specific to these commodities, including tariffs for materials sourced internationally. The prices for steel consumed in certain of our manufactured components were lower and the prices for aluminum consumed in certain of our manufactured components were higher during 2025 compared to 2024. While the prices for steel consumed in certain of our manufactured components were lower year-over-year, commodity prices for both steel and aluminum generally increased during 2025, and are expected to remain elevated in 2026. However, prices of these commodities have historically been volatile and there can be no assurances of future prices. Please see "Results of Operations" above for additional information regarding the impact of raw material costs, including related to tariffs, on our results of operations for the year ended December 31, 2025.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risk related to changes in short-term interest rates on our variable rate debt, as further described in Note 9 to the Notes to Consolidated Financial Statements. At December 31, 2025, we had $397.0 million of borrowings outstanding on our variable rate term loan. Assuming consistent borrowing levels and an increase of 100 basis points in the interest rate for borrowings of a similar nature subsequent to December 31, 2025, future cash flows would be reduced by approximately $4.0 million per annum.

We are also exposed to changes in the prices of raw materials, specifically steel and aluminum. We have, from time to time, entered into derivative instruments for the purpose of managing a portion of the exposures associated with fluctuations in steel and aluminum prices. While these derivative instruments are subject to fluctuations in value, these fluctuations are generally offset by the changes in fair value of the underlying exposures. We had no outstanding derivative instruments on commodities at December 31, 2025 and 2024.

We have historically been able to obtain sales price increases to partially offset the majority of raw material cost increases. However, there can be no assurance future cost increases, if any, can be partially or fully passed on to customers, or that the timing of such sales price increases will match raw material cost increases. Our tariff mitigation strategy of diversifying our supply chain, with help from our vendors and other sourcing strategies, enabled us to minimize the impact of pricing to our customers as well as support profitability in 2025.

Additional information required by this item is included under the caption "Raw Materials Inflation" in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
LCI Industries:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of LCI Industries and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired the Freedman Seating Company during 2025, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, the Freedman Seating Company's internal control over financial reporting associated with total assets of $86.1 million and net sales of $66.9 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the Freedman Seating Company.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

> *Estimation of certain product warranty accruals*
>
> As discussed in Note 7 to the consolidated financial statements, the Company's product warranty accrual as of December 31, 2025 was $75.9 million. The Company provides warranty terms based upon the type of product sold and estimates warranty accruals based upon various factors and information, including historical warranty costs, warranty claim lag, and sales.
>
> We identified the evaluation of certain product warranty accruals as a critical audit matter. Complex auditor judgment was required to evaluate the Company's warranty accruals, including the model used to determine certain product warranty accruals, which required the use of actuarial professionals with specialized skills and knowledge.
>
> The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to certain product warranty accruals, including controls related to the Company's model. We assessed the data used by the Company in developing the estimate by comparing it to relevant claims and sales documentation. In addition, we involved actuarial professionals with specialized skills and knowledge, who assisted in evaluating the Company's model by comparing certain of the Company's product warranty accruals to a range of those product warranty accruals determined using independently developed models.

/s/ KPMG LLP

We have served as the Company's auditor since 1980.

Chicago, Illinois
February 26, 2026

LCI INDUSTRIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2025	2024	2023
(In thousands, except per share amounts)			
Net sales	$ 4,122,017	$ 3,741,208	$ 3,784,808
Cost of sales	3,141,722	2,861,493	3,008,618
Gross profit	980,295	879,715	776,190
Warehouse and transportation	205,060	196,482	199,431
Selling, general and administrative expenses	495,313	464,996	453,331
Operating profit	279,922	218,237	123,428
Interest expense, net	35,710	28,899	40,424
Loss on extinguishment of debt	8,859	—	—
Gain on sale of real estate	(19,716)	—	—
Income before income taxes	255,069	189,338	83,004
Provision for income taxes	66,819	46,471	18,809
Net income	$ 188,250	$ 142,867	$ 64,195
Net income per common share:			
Basic	$ 7.59	$ 5.61	$ 2.54
Diluted	$ 7.57	$ 5.60	$ 2.52
Weighted average common shares outstanding:			
Basic	24,803	25,447	25,305
Diluted	24,855	25,507	25,436

The accompanying notes are an integral part of these Consolidated Financial Statements.

LCI INDUSTRIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,					
	2025		2024		2023	
(In thousands)						
Net income	$	188,250	$	142,867	$	64,195
Other comprehensive income (loss):						
Net foreign currency translation adjustment		34,124		(10,807)		8,532
Actuarial gain (loss) on pension plans		326		(233)		(964)
Total comprehensive income	$	222,700	$	131,827	$	71,763

The accompanying notes are an integral part of these Consolidated Financial Statements.

LCI INDUSTRIES
CONSOLIDATED BALANCE SHEETS

		December 31,		
		2025		2024
(In thousands, except per share amount)				
ASSETS				
Current assets				
Cash and cash equivalents	$	222,615	$	165,756
Accounts receivable, net of allowances of $6,828 and $5,439 at December 31, 2025 and 2024, respectively		243,425		199,560
Inventories, net		809,094		736,604
Prepaid expenses and other current assets		74,552		58,318
Total current assets		1,349,686		1,160,238
Fixed assets, net		428,031		432,728
Goodwill		622,183		585,773
Other intangible assets, net		402,568		392,018
Operating lease right-of-use assets		272,995		224,313
Other long-term assets		100,524		99,669
Total assets	$	3,175,987	$	2,894,739
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Current maturities of long-term indebtedness	$	3,683	$	423
Accounts payable, trade		202,257		187,684
Current portion of operating lease obligations		44,174		38,671
Accrued expenses and other current liabilities		223,253		185,275
Total current liabilities		473,367		412,053
Long-term indebtedness		941,502		756,830
Operating lease obligations		246,047		199,929
Deferred taxes		27,495		26,110
Other long-term liabilities		126,743		112,931
Total liabilities		1,815,154		1,507,853
Stockholders' equity				
Common stock, par value $.01 per share		289		288
Paid-in capital		255,118		257,486
Retained earnings		1,279,657		1,208,096
Accumulated other comprehensive income		37,682		3,232
Stockholders' equity before treasury stock		1,572,746		1,469,102
Treasury stock, at cost		(211,913)		(82,216)
Total stockholders' equity		1,360,833		1,386,886
Total liabilities and stockholders' equity	$	3,175,987	$	2,894,739

The accompanying notes are an integral part of these Consolidated Financial Statements.

LCI INDUSTRIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(In thousands)	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 188,250	$ 142,867	$ 64,195
Adjustments to reconcile net income to cash flows provided by operating activities:			
Depreciation and amortization	121,231	125,693	131,768
Stock-based compensation expense	22,689	18,653	18,229
Deferred taxes	15,882	(7,073)	2,067
Loss on extinguishment of debt	8,859	—	—
Gain on sale of real estate	(19,716)	—	—
Other non-cash items	17,999	7,209	7,716
Changes in assets and liabilities, net of acquisitions of businesses:			
Accounts receivable, net	(25,535)	13,469	1,594
Inventories, net	(35,008)	46,335	235,347
Prepaid expenses and other assets	(12,435)	4,532	25,954
Accounts payable, trade	4,436	3,474	38,737
Accrued expenses and other liabilities	44,324	15,125	1,622
Net cash flows provided by operating activities	330,976	370,284	527,229
Cash flows from investing activities:			
Capital expenditures	(52,644)	(42,333)	(62,209)
Acquisitions of businesses	(112,693)	(19,957)	(25,851)
Proceeds from sale of real estate	22,674	—	—
Other investing activities	(4,404)	1,192	4,312
Net cash flows used in investing activities	(147,067)	(61,098)	(83,748)
Cash flows from financing activities:			
Vesting of stock-based awards, net of shares tendered for payment of taxes	(5,298)	(9,159)	(9,628)
Proceeds from revolving credit facility	—	86,248	248,900
Repayments under revolving credit facility	(19,261)	(138,752)	(464,822)
Proceeds from term loan borrowings	391,000	—	—
Repayments under term loan and other borrowings	(283,765)	(36,655)	(61,099)
Proceeds from issuance of convertible notes	448,500	—	—
Repurchase of convertible notes	(368,920)	—	—
Purchases of convertible note hedge contracts	(67,574)	—	—
Proceeds from issuance of warrants concurrent with note hedge contracts	27,600	—	—
Payment of dividends	(114,043)	(109,471)	(106,336)
Payment of contingent consideration and holdbacks related to acquisitions	(893)	(2)	(31,857)
Repurchases of common stock	(128,571)	—	—
Other financing activities	(4,266)	(430)	(1,342)
Net cash flows used in financing activities	(125,491)	(208,221)	(426,184)
Effect of exchange rate changes on cash and cash equivalents	(1,559)	(1,366)	1,361
Net increase in cash and cash equivalents	56,859	99,599	18,658
Cash and cash equivalents at beginning of period	165,756	66,157	47,499
Cash and cash equivalents at end of period	$ 222,615	$ 165,756	$ 66,157

The accompanying notes are an integral part of these Consolidated Financial Statements.

LCI INDUSTRIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(continued)

	Year Ended December 31,		
	2025	2024	2023
(In thousands)			
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$ 36,395	$ 31,505	$ 39,925
Income taxes:			
US Federal	$ 32,539	$ 41,818	$ 3,042
US State & Local			
Indiana	2,398	*	*
Other	3,127	3,938	1,884
Foreign			
Germany	*	*	1,690
Ireland	*	*	437
Netherlands	*	*	815
Other	2,114	666	250
Total cash paid for income taxes	$ 40,178	$ 46,422	$ 8,118
Non-cash investing and financing activities:			
Contribution of net assets for investment in unconsolidated joint venture	$ —	$ —	$ 34,220
Purchase of property and equipment in accrued expenses	$ 572	$ 293	$ 531

* *The amount of income taxes paid during the year does not meet the 5% disaggregation threshold.*

The accompanying notes are an integral part of these Consolidated Financial Statements.

LCI INDUSTRIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except shares and per share amounts)	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance - January 1, 2023	$ 285	$ 234,956	$1,221,279	$ 6,704	$ (82,216)	$ 1,381,008
Net income	—	—	64,195	—	—	64,195
Issuance of 147,216 shares of common stock pursuant to stock-based awards, net of shares tendered for payment of taxes	2	(9,630)	—	—	—	(9,628)
Stock-based compensation expense	—	18,229	—	—	—	18,229
Other comprehensive income	—	—	—	7,568	—	7,568
Cash dividends ($4.20 per share)	—	—	(106,336)	—	—	(106,336)
Dividend equivalents on stock-based awards	—	2,104	(2,104)	—	—	—
Balance - December 31, 2023	287	245,659	1,177,034	14,272	(82,216)	1,355,036
Net income	—	—	142,867	—	—	142,867
Issuance of 137,114 shares of common stock pursuant to stock-based awards, net of shares tendered for payment of taxes	1	(9,160)	—	—	—	(9,159)
Stock-based compensation expense	—	18,653	—	—	—	18,653
Other comprehensive loss	—	—	—	(11,040)	—	(11,040)
Cash dividends ($4.30 per share)	—	—	(109,471)	—	—	(109,471)
Dividend equivalents on stock-based awards	—	2,334	(2,334)	—	—	—
Balance - December 31, 2024	288	257,486	1,208,096	3,232	(82,216)	1,386,886
Net income	—	—	188,250	—	—	188,250
Issuance of 102,002 shares of common stock pursuant to stock-based awards, net of shares tendered for payment of taxes	1	(5,299)	—	—	—	(5,298)
Stock-based compensation expense	—	22,689	—	—	—	22,689
Purchase of convertible note hedge contracts, net of tax	—	(51,382)	—	—	—	(51,382)
Issuance of warrants	—	27,600	—	—	—	27,600
Partial unwind of convertible note hedge and warrants	—	1,378	—	—	—	1,378
Repurchase of 1,366,565 shares of common stock, including excise tax	—	—	—	—	(129,697)	(129,697)
Other comprehensive income	—	—	—	34,450	—	34,450
Cash dividends ($4.60 per share)	—	—	(114,043)	—	—	(114,043)
Dividend equivalents on stock-based awards	—	2,646	(2,646)	—	—	—
Balance - December 31, 2025	$ 289	$ 255,118	$1,279,657	$ 37,682	$ (211,913)	$ 1,360,833

The accompanying notes are an integral part of these Consolidated Financial Statements.

LCI INDUSTRIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The Consolidated Financial Statements include the accounts of LCI Industries and its wholly-owned subsidiaries ("LCII" and collectively with its subsidiaries, the "Company," "we," "us," or "our"). LCII has no unconsolidated subsidiaries. All significant intercompany balances and transactions have been eliminated.

LCII, through its wholly-owned subsidiary, Lippert Components, Inc. and its subsidiaries (collectively, "Lippert Components," "LCI," or "Lippert"), is a global leader in supplying engineered components to the outdoor recreation, transportation, marine, and housing industries. In addition to serving original equipment manufacturers ("OEMs"), the Company also caters to aftermarket needs, selling through retail dealers, wholesale distributors, and service centers, as well as direct-to-consumer sales through online platforms. At December 31, 2025, the Company operated over 100 manufacturing facilities located throughout North America and Europe.

The Company's results are influenced by seasonal demand patterns, with sales and profits typically strongest in the second quarter and weakest in the fourth quarter. However, economic conditions, dealer inventory fluctuations, and consumer trends can impact these patterns. Additionally, many of the optional upgrades and non-critical replacement parts for recreational vehicles ("RVs") are purchased outside the normal product selling season, thereby causing certain Aftermarket Segment sales to be counter-seasonal.

The Company is not aware of any significant events, except as disclosed in these Notes to Consolidated Financial Statements, which occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the Consolidated Financial Statements. Certain prior year balances have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including, but not limited to, those related to product returns, sales and purchase rebates, accounts receivable, inventories, goodwill and other intangible assets, net assets of acquired businesses, income taxes, warranty and product recall obligations, self-insurance obligations, operating lease right-of-use assets and obligations, asset retirement obligations, long-lived assets, pension and post-retirement benefits, stock-based compensation, segment allocations, contingent consideration, environmental liabilities, contingencies, and litigation. The Company bases its estimates on historical experience, other available information, and various other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other resources. Actual results and events could differ significantly from management estimates.

Risks and Uncertainties

Negative conditions in the general economy in the United States or abroad, including conditions resulting from financial and credit market fluctuations, elevated inflation and interest rates, changes in economic policy, trade uncertainty, including changes in tariffs, sanctions, international treaties, and other trade restrictions, geopolitical tensions, armed conflicts, natural disasters or global public health crises, have negatively impacted, and could continue to negatively impact, the Company’s business, liquidity, financial condition, and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers cash on hand, money market funds, and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Accounts Receivable

Accounts receivable are stated at historical carrying value, net of write-offs and allowances. The Company establishes allowances based upon historical experience, current conditions, and reasonable forecasts. Uncollectible accounts receivable are written off when a settlement is reached or when the Company has determined the balance will not be collected.

Inventories

Inventories are stated at the lower of cost (using the first-in, first-out (FIFO) method) or net realizable value. Cost includes material, labor, and overhead.

Fixed Assets

Fixed assets which are owned are stated at cost less accumulated depreciation and are depreciated on a straight-line basis over the estimated useful lives of the properties and equipment. Leasehold improvements and leased equipment are amortized over the shorter of the lives of the leases or the underlying assets. Maintenance and repair costs that do not improve service potential or extend economic life are expensed as incurred.

Leases

The Company leases certain manufacturing and distribution facilities, administrative office space, semi-tractors, trailers, forklifts, and other equipment through operating leases with unrelated third parties. At contract inception, the Company determines whether a contract is or contains a lease and whether the lease should be classified as an operating or finance lease. The Company recognizes operating lease right-of-use assets and operating lease liabilities based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company uses its incremental borrowing rate based on information available at lease inception in determining the present value of the lease payments. The Company applies a portfolio approach for determining the incremental borrowing rate based on applicable lease terms and the current economic environment. Many of the Company's leases include renewal options, which are included in the lease term when it is reasonably certain the option will be exercised. Leases with an initial term of 12 months or less are recognized in lease expense on a straight-line basis over the lease term and not recorded on the Consolidated Balance Sheets.

Certain of the Company's lease arrangements contain lease components (such as minimum rent payments) and non-lease components (such as common-area or other maintenance costs and taxes). The Company generally accounts for each component separately based on the estimated standalone price of each component. Some of the Company's lease arrangements include rental payments that are adjusted periodically for an index rate. These leases are initially measured using the projected payments in effect at the inception of the lease. Certain of the Company's leased semi-tractors, trailers, and forklifts include variable costs for usage or mileage. Such variable costs are expensed as incurred and included in variable lease costs.

Finance leases and lease arrangements under which the Company is the lessor are not material to the Company's consolidated financial statements. The Company's lease agreements typically do not contain any significant residual value guarantees or restrictive covenants.

Warranty

The Company provides warranty terms based upon the type of product sold. The Company uses historical warranty costs, claim lag, sales, and current trends of repair costs as assumptions and inputs into its model to estimate future warranty claims and the associated warranty accrual. The accounting for warranty accruals requires the Company to make assumptions and judgments, and to the extent actual results differ from original estimates, adjustments to recorded accruals may be required. The Company records adjustments to the warranty accrual as preexisting warranty amounts which represent a change in estimates related to sales occurring in prior periods. Such adjustments typically occur when actual claim experience deviates from historical trends. See Note 7 - Accrued Expenses and Other Current Liabilities for further detail.

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company accounts for uncertainty in tax positions by recognizing in its financial statements the impact of a tax position only if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Further, the Company assesses the tax benefits of the tax positions in its financial statements based on experience with similar tax positions, information obtained during the examination process and the advice of experts. The Company recognizes previously unrecognized tax benefits upon the earlier of the expiration of the period to assess tax in the applicable taxing jurisdiction or when the matter is constructively settled and upon changes in statutes or regulations and new case law or rulings. The Company classifies interest and penalties related to income taxes as a component of income tax expense in its Consolidated Statements of Income.

Goodwill

Goodwill represents the excess of the total consideration given in an acquisition of a business over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is not amortized, but instead is tested at the reporting unit level for impairment annually in November, or more frequently if certain circumstances indicate a possible impairment may exist. In 2025 and 2024, the Company assessed qualitative factors of its reporting units to determine whether it was more likely than not the fair value of the reporting unit was less than its carrying amount, including goodwill. The qualitative impairment test consists of an assessment of qualitative factors, including general economic and industry conditions, market share, and input costs.

Other Intangible Assets

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment. Intangible assets are amortized using either an accelerated or straight-line method, whichever best reflects the pattern in which the estimated future economic benefits of the asset will be consumed. The useful lives of intangible assets are determined after considering the expected cash flows and other specific facts and circumstances related to each intangible asset. Intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually in November, or more frequently if certain circumstances indicate a possible impairment may exist.

Impairment of Long-Lived Assets

Long-lived assets, other than goodwill, are tested for impairment when changes in circumstances indicate their carrying value may not be recoverable. A determination of impairment, if any, is made based on the undiscounted value of estimated future cash flows, salvage value or expected net sales proceeds, depending on the circumstances. Impairment is measured as the excess of the carrying value over the estimated fair value of such assets.

Foreign Currency Translation

The financial statements of the Company's international subsidiaries generally are measured using the local currency as the functional currency. The translation from the applicable foreign currency to U.S. Dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using the weighted average exchange rate for the period. The resulting translation adjustments are recorded in accumulated other comprehensive income as a component of stockholders' equity. The Company reflects net foreign exchange transaction gains and losses resulting from the conversion of the transaction currency to functional currency as a component of foreign currency exchange gains or losses in selling, general and administrative expenses in the Consolidated Statements of Income.

Stock-Based Compensation

All stock-based compensation awards are expensed over their vesting period, based on fair value. For awards having a service-only vesting condition, the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service periods. For awards with a performance vesting condition, which are subject to certain pre-established performance targets, the Company recognizes stock-based compensation expense on a graded-vesting basis to the extent it is probable the performance targets will be met. The fair values of deferred stock units, restricted stock units, restricted stock, and stock awards are based on the market price of the Company's common stock, all on the date the stock-based awards are granted.

Revenue Recognition

The Company recognizes revenue when performance obligations under the terms of contracts with customers are satisfied, which occurs with the transfer of control of the Company's products. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring its products to its customers. Sales, value added, and other taxes collected concurrently with revenue-producing activities are excluded from revenue.

For product sales, the Company transfers control and recognizes revenue when it ships the product from its facility to its customer. The amount of consideration the Company receives, and the revenue recognized, varies with sales discounts, volume rebate programs, and indexed material pricing. When the Company offers customers retrospective volume rebates, it estimates the expected rebates based on an analysis of historical experience. The Company adjusts its estimate of revenue related to volume rebates at the earlier of when the most likely amount of consideration expected to be received changes or when the consideration becomes fixed. Volume rebates are generally settled on a quarterly basis. When the Company offers customers prompt pay sales discounts or agrees to variable pricing based on material indices, it estimates the expected discounts or pricing adjustments based on an analysis of historical experience. The Company adjusts its estimate of revenue related to sales discounts and indexed material pricing to the expected value of the consideration to which the Company will be entitled. The Company includes the variable consideration in the transaction price to the extent that it is probable that a significant reversal of cumulative revenue will not occur when the volume, discount or indexed material price uncertainties are resolved.

See Note 14 - Segment Reporting for the Company's disclosures of disaggregated revenue.

Shipping and Handling Costs

The Company recognizes shipping and handling costs as fulfillment costs when control over products has transferred to the customer, and records the expense within warehouse and transportation expenses.

Legal Costs

The Company expenses all legal costs associated with litigation as incurred. Legal expenses are included in selling, general and administrative expenses in the Consolidated Statements of Income.

Fair Value Measurements

Fair value is determined using a hierarchy that has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant unobservable inputs.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In December 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements,* which is intended to improve the navigability of the guidance in Accounting Standards Codification 270, Interim Reporting, and clarify when it applies. ASU 2025-11 also addresses the form and content of such financial statements, interim disclosures requirements, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. This ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those annual reporting periods, with early adoption permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, which removes all references to software development project stages and requires entities to start capitalizing software costs when both of the following occur: (i) management has authorized and committed to funding the software project; and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. This ASU is effective for fiscal years beginning after

December 15, 2027, and interim periods within those annual reporting periods, with early adoption permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which simplifies credit loss calculations by introducing a practical expedient (available to all entities) that allows entities to assume current conditions will not change over an asset's life, removing the need for complex macroeconomic forecasts. This ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those annual reporting periods, with early adoption permitted. The Company is evaluating the effect of adopting this new accounting guidance and does not expect the standard to have a material impact on its financial condition, results of operations, or cash flows.

In November 2024, the FASB issued ASU 2024-04, *Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments*, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion rather than as debt extinguishments. This ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those annual reporting periods, with early adoption permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)*, which requires disclosure of disaggregated information about specific categories underlying certain income statement expense line items in the notes to the financial statements for both annual and interim periods. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the effect of adopting this new accounting guidance.

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes - Improvements to Income Tax Disclosures,* requiring enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. The new standard also eliminates certain existing disclosure requirements related to uncertain tax positions and unrecognized deferred tax liabilities. The Company adopted ASU 2023-09 effective for the year ended December 31, 2025 on a prospective basis. As a result, the Company's income tax disclosures in these Notes to Consolidated Financial Statements are presented in a revised format that includes enhanced disaggregation and updated categorization consistent with the new FASB requirements. The adoption of this ASU only affects the Company's disclosures with no impacts to its financial condition or results of operations.

3. EARNINGS PER SHARE

The following reconciliation details the denominator used in the computation of basic and diluted earnings per share for the years ended December 31:

(In thousands)	2025	2024	2023
Weighted average shares outstanding for basic earnings per share	24,803	25,447	25,305
Common stock equivalents pertaining to stock-based awards	52	60	131
Weighted average shares outstanding for diluted earnings per share	24,855	25,507	25,436
Equity instruments excluded from diluted net earnings per share calculation as the effect would have been anti-dilutive	254	242	165

2030 Convertible Notes

For the Company's 3.000 percent convertible senior notes due 2030 (the "2030 Convertible Notes") issued in March 2025, the dilutive effect is calculated using the if-converted method. The Company is required, pursuant to the indenture governing the 2030 Convertible Notes, dated March 14, 2025, by and between the Company and U.S. Bank Trust Company, National Association, as trustee (the "2030 Notes Indenture"), to settle the principal amount of the 2030 Convertible Notes in cash and may elect to settle the remaining conversion obligation (i.e., the stock price in excess of the conversion price) in cash, shares of the Company's common stock, or a combination thereof. Under the if-converted method, the Company includes the number of shares required to satisfy the conversion obligation, assuming all the 2030 Convertible Notes are converted. Because the average closing price of the Company's common stock for the period from issuance through December 31, 2025, which is used as the basis for determining the dilutive effect on earnings per share, was less than the conversion price of $116.62, all associated shares were antidilutive.

In conjunction with the issuance of the 2030 Convertible Notes, the Company, in privately negotiated transactions with certain commercial banks (the "2030 Counterparties"), sold warrants to purchase 3.9 million shares of the Company's common stock (the "2030 Warrants"). The 2030 Warrants have a strike price of $182.94 per share, subject to customary anti-dilution adjustments. For calculating the dilutive effect of the 2030 Warrants, the Company uses the treasury stock method, which assumes exercise of the 2030 Warrants at the beginning of the period, or at time of issuance if later, and issuance of shares of common stock upon exercise. Proceeds from the exercise of the 2030 Warrants are assumed to be used to repurchase shares of the Company's common stock at the average market price during the period. The incremental shares, representing the number of shares assumed to be received upon the exercise of the 2030 Warrants less the number of shares repurchased, are included in diluted shares. For the period from issuance through December 31, 2025, the average share price was below the Warrant strike price of $182.94 per share, and therefore 3.9 million shares were considered antidilutive.

In connection with the issuance of the 2030 Convertible Notes, the Company entered into privately negotiated call option contracts on the Company's common stock (the "2030 Convertible Note Hedge Transactions") with the 2030 Counterparties. The aggregate cost to the Company of the 2030 Convertible Note Hedge Transactions was $67.6 million pursuant to the 2030 Convertible Note Hedge Transactions. The 2030 Convertible Note Hedge Transactions cover, subject to anti-dilution adjustments substantially similar to those in the 2030 Convertible Notes, approximately 3.9 million shares of the Company's common stock, the same number of shares initially underlying the 2030 Convertible Notes, at a strike price of approximately $116.62, subject to customary anti-dilution adjustments. The 2030 Convertible Note Hedge Transactions will expire upon the maturity of the 2030 Convertible Notes, subject to earlier exercise or termination. Exercise of the 2030 Convertible Note Hedge Transactions would reduce the number of shares of the Company's common stock outstanding, and therefore would be antidilutive.

2026 Convertible Notes

For the Company's 1.125 percent convertible senior notes due 2026 (the "2026 Convertible Notes") issued in May 2021, the dilutive effect is calculated using the if-converted method. The Company is required, pursuant to the indenture governing the 2026 Convertible Notes, dated May 13, 2021, by and between the Company and U.S. Bank National Association, as trustee (the "2026 Notes Indenture"), to settle the principal amount of the 2026 Convertible Notes in cash and may elect to settle the remaining conversion obligation (i.e., the stock price in excess of the conversion price) in cash, shares of the Company's common stock, or a combination thereof. Under the if-converted method, the Company includes the number of shares required to satisfy the conversion obligation, assuming all the 2026 Convertible Notes are converted. Because the average closing price of the Company's common stock for the year ended December 31, 2025, which is used as the basis for determining the dilutive effect on earnings per share, was less than the conversion price of $165.65, all associated shares were antidilutive.

In conjunction with the issuance of the 2026 Convertible Notes, the Company, in privately negotiated transactions with certain commercial banks (the "2026 Counterparties"), sold warrants to purchase 2.8 million shares of the Company's common stock (the "2026 Warrants"). The 2026 Warrants have a strike price of $259.84 per share, subject to customary anti-dilution adjustments. For calculating the dilutive effect of the 2026 Warrants, the Company uses the treasury stock method, which assumes exercise of the 2026 Warrants at the beginning of the period, or at time of issuance if later, and issuance of shares of common stock upon exercise. Proceeds from the exercise of the 2026 Warrants are assumed to be used to repurchase shares of the Company's common stock at the average market price during the period. The incremental shares, representing the number of shares assumed to be received upon the exercise of the 2026 Warrants less the number of shares repurchased, are included in diluted shares. Concurrently with the 2026 Convertible Note Repurchases (as defined below), we entered into agreements to terminate a proportionate amount of the 2026 Warrants, which resulted in a reduction of the number of shares of common stock underlying the 2026 Warrants to an aggregate of 0.6 million shares of common stock. For the year ended December 31, 2025, the average share price was below the 2026 Warrant strike price of $259.84 per share, and therefore 2.8 million shares were considered antidilutive.

In connection with the issuance of the 2026 Convertible Notes, the Company entered into privately negotiated call option contracts on the Company's common stock (the "2026 Convertible Note Hedge Transactions") with the 2026 Counterparties. The Company paid an aggregate amount of $100.1 million to the 2026 Counterparties pursuant to the 2026

Convertible Note Hedge Transactions. The 2026 Convertible Note Hedge Transactions initially covered, subject to anti-dilution adjustments substantially similar to those in the 2026 Convertible Notes, approximately 2.8 million shares of the Company's common stock, the same number of shares initially underlying the 2026 Convertible Notes, at a strike price of approximately $165.65, subject to customary anti-dilution adjustments. The 2026 Convertible Note Hedge Transactions will expire upon the maturity of the 2026 Convertible Notes, subject to earlier exercise or termination. Concurrently with the 2026 Convertible Note Repurchases, we entered into agreements to terminate a proportionate amount of the 2026 Convertible Note Hedge Transactions, which resulted in a reduction of the number of shares of common stock underlying the 2026 Convertible Note Hedge Transactions to an aggregate of 0.6 million shares of common stock. Exercise of the 2026 Convertible Note Hedge Transactions would reduce the number of shares of the Company's common stock outstanding, and therefore would be antidilutive.

4.   ACQUISITIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

Acquisitions in 2025

Freedman Seating Company

In April 2025, the Company acquired substantially all of the business assets of Freedman Seating Company, a manufacturer of transportation seating solutions to the bus, rail, marine, delivery truck, and specialty and commercial vehicle markets. The total fair value of consideration was approximately $76.8 million. The Company paid $68.6 million in cash consideration at closing and paid $0.8 million in August 2025 to true up net working capital. The Company also assumed $7.4 million of the seller's debt related to new market tax credits. The results of the acquired business have been included in the Consolidated Statements of Income since the acquisition date, primarily in the OEM Segment. The Company is in the process of determining the fair value of the assets acquired and liabilities assumed for the opening balance sheet, including the fair value of the debt assumed and intangible assets. As this acquisition is not considered to have a material impact on the Company's financial statements, pro forma results of operations and other disclosures are not presented. The acquisition of this business was recorded as of the acquisition date as follows *(in thousands)*:

Cash consideration	$	69,361
Debt assumed		7,444
Total consideration	$	76,805
Customer relationships	$	25,600
Other identifiable intangible assets		8,700
Net tangible assets		25,365
Total fair value of net assets acquired	$	59,665
Goodwill (tax deductible)	$	17,140

The customer relationships intangible asset is being amortized over its estimated useful life of 10 years. The fair value of this asset was determined using a discounted cash flow model, which is a Level 3 input in the fair value hierarchy. The consideration given in the acquisition was greater than the fair value of the net assets acquired, resulting in goodwill.

Other Acquisitions in 2025

In 2025, the Company completed three other acquisitions totaling $43.3 million of cash purchase consideration, plus holdback payments of $0.6 million to be paid over the year following the closing of the applicable acquisitions and contingent consideration payable if annual thresholds are met through 2027 for up to a maximum of $2.0 million. The preliminary purchase price allocations resulted in $6.9 million of goodwill (tax deductible) and $13.5 million of acquired identifiable intangible assets. As these acquisitions are not considered to have a material impact on the Company's financial statements, pro forma results of operations and other disclosures are not presented.

Acquisition in 2024

Camping World Furniture

In May 2024, the Company acquired the business and certain assets of the furniture operations of CWDS, LLC, a subsidiary of Camping World Holdings, Inc., in exchange for cash consideration of $20.0 million paid at closing, plus a holdback payment of $0.7 million paid on the first anniversary of the acquisition. The acquisition, which qualified as a business combination for accounting purposes, expanded the Company's furniture portfolio. The results of the acquired business have been included in the Consolidated Statements of Income since the acquisition date, primarily in the OEM segment. The purchase price allocation resulted in $1.7 million of goodwill (tax deductible) and $4.3 million of acquired intangible assets. As this acquisition is not considered to have a material impact on the Company's financial statements, pro forma results of operations and other disclosures are not presented.

Acquisitions in 2023

During the year ended December 31, 2023, the Company completed two acquisitions for an aggregate $25.8 million of cash purchase consideration, plus holdback payments of $0.2 million paid in 2025. The purchase price allocations resulted in $16.8 million of goodwill (tax deductible).

Goodwill

Changes in the carrying amount of goodwill by reportable segment were as follows:

(In thousands)	OEM Segment		Aftermarket Segment		Total	
Net balance – December 31, 2023	$	421,701	$	167,849	$	589,550
Acquisitions and divestitures		1,709		—		1,709
Foreign currency translation		(5,190)		(296)		(5,486)
Net balance – December 31, 2024		418,220		167,553		585,773
Acquisitions		18,564		5,478		24,042
Foreign currency translation		11,187		1,181		12,368
Net balance – December 31, 2025	$	447,971	$	174,212	$	622,183

The Company performed its annual goodwill impairment procedures for all of its reporting units as of November 30, 2025, 2024, and 2023, and concluded no goodwill impairment existed at any of those times. The Company plans to update its assessment as of November 30, 2026, or sooner if events occur or circumstances change that could more likely than not reduce the fair value of a reporting unit below its carrying value. The goodwill balance as of each of December 31, 2025, 2024, and 2023 included $50.5 million of accumulated impairment, which occurred prior to December 31, 2023.

Other Intangible Assets

Other intangible assets, by segment, at December 31 were as follows:

(In thousands)	2025		2024	
OEM Segment	$	239,897	$	235,403
Aftermarket Segment		162,671		156,615
Other intangible assets	$	402,568	$	392,018

Other intangible assets consisted of the following at December 31, 2025:

(In thousands)		Gross Cost		Accumulated Amortization		Net Balance	Estimated Useful Life in Years		
Customer relationships	$	553,520	$	267,043	$	286,477	6	to	20
Patents		95,119		60,163		34,956	3	to	20
Trade names (finite life)		109,327		36,040		73,287	3	to	20
Trade names (indefinite life)		7,432		—		7,432	Indefinite		
Non-compete agreements		4,183		4,005		178	3	to	6
Other		458		220		238	2	to	12
Other intangible assets	$	770,039	$	367,471	$	402,568			

The Company performed its annual impairment test for indefinite lived intangible assets as of November 30, 2025, 2024, and 2023, and concluded no impairment existed at any of those times.

Other intangible assets consisted of the following at December 31, 2024:

(In thousands)		Gross Cost		Accumulated Amortization		Net Balance	Estimated Useful Life in Years		
Customer relationships	$	508,945	$	228,332	$	280,613	6	to	20
Patents		111,934		74,010		37,924	3	to	20
Trade names (finite life)		95,879		30,524		65,355	3	to	20
Trade names (indefinite life)		7,432		—		7,432	Indefinite		
Non-compete agreements		5,154		4,732		422	3	to	6
Other		609		337		272	2	to	12
Other intangible assets	$	729,953	$	337,935	$	392,018			

Amortization expense related to other intangible assets was as follows for the years ended December 31:

(In thousands)		2025		2024		2023
Cost of sales	$	8,131	$	8,915	$	9,910
Selling, general and administrative expense		46,045		46,385		47,165
Amortization expense	$	54,176	$	55,300	$	57,075

Estimated amortization expense for other intangible assets for the next five years is as follows:

(In thousands)		2026		2027		2028		2029		2030
Cost of sales	$	7,085	$	6,361	$	6,315	$	5,366	$	3,153
Selling, general and administrative expense		45,718		44,658		41,502		40,406		39,074
Amortization expense	$	52,803	$	51,019	$	47,817	$	45,772	$	42,227

5.   INVENTORIES

Inventories consisted of the following at December 31:

(In thousands)		2025		2024
Raw materials	$	494,701	$	427,585
Work in process		42,883		44,435
Finished goods		271,510		264,584
Inventories, net	$	809,094	$	736,604

At December 31, 2025 and 2024, the Company had recorded inventory obsolescence reserves of $80.4 million and $77.7 million, respectively.

6.   FIXED ASSETS

Fixed assets consisted of the following at December 31:

(In thousands)		2025		2024	Estimated Useful Life in Years
Land	$	19,957	$	20,506	
Buildings and improvements		249,293		247,276	10 to 40
Leasehold improvements		36,177		34,114	3 to 20
Machinery and equipment		582,029		539,327	3 to 15
Furniture and fixtures		74,557		82,049	3 to 15
Construction in progress		21,705		36,947	
Fixed assets, at cost		983,718		960,219	
Less accumulated depreciation and amortization		(555,687)		(527,491)	
Fixed assets, net	$	428,031	$	432,728	

Depreciation and amortization of fixed assets was as follows for the years ended December 31:

(In thousands)		2025		2024		2023
Cost of sales	$	56,014	$	56,773	$	57,134
Selling, general and administrative expenses		11,041		13,620		17,559
Total	$	67,055	$	70,393	$	74,693

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following at December 31:

(In thousands)	2025	2024
Employee compensation and benefits	$ 80,023	$ 70,107
Current portion of accrued warranty	44,901	40,735
Customer rebates	25,751	21,707
Other	72,578	52,726
Accrued expenses and other current liabilities	$ 223,253	$ 185,275

Estimated costs related to product warranties are accrued at the time products are sold. In estimating its future warranty obligations, the Company considers various factors, including the Company's historical warranty costs, warranty claim lag, and sales. The following table provides a reconciliation of the activity related to the Company's accrued warranty, including both the current and long-term portions, for the years ended December 31:

(In thousands)	2025	2024	2023
Balance at beginning of period	$ 65,485	$ 71,578	$ 54,528
Provision for warranty expense issued during the period	48,250	38,123	55,023
Provision for warranty expense for preexisting warranties	16,745	16,724	29,308
Warranty liability from acquired businesses	—	—	789
Warranty costs paid	(54,619)	(60,940)	(68,070)
Balance at end of period	75,861	65,485	71,578
Less long-term portion	(30,960)	(24,750)	(23,110)
Current portion of accrued warranty at end of period	$ 44,901	$ 40,735	$ 48,468

8. RETIREMENT AND OTHER BENEFIT PLANS

Defined Contribution Plan

The Company maintains a discretionary defined contribution 401(k) profit sharing plan covering all eligible employees. The Company contributed $12.5 million, $11.6 million, and $12.1 million to this plan during the years ended December 31, 2025, 2024, and 2023, respectively.

Deferred Compensation Plan

The Company has an Executive Non-Qualified Deferred Compensation Plan (the "Plan"). Pursuant to the Plan, certain management employees are eligible to defer all or a portion of their regular salary and incentive compensation. Participants deferred $0.9 million, $0.4 million, and $2.6 million during the years ended December 31, 2025, 2024, and 2023, respectively. The amounts deferred under this Plan are credited with earnings or losses based upon changes in values of the notional investments elected by the Plan participants. Each Plan participant is fully vested in their deferred compensation and earnings credited to his or her account as all contributions to the Plan are made by the participant. The Company is responsible for certain costs of Plan administration, which are not significant, and will not make any contributions to the Plan. Pursuant to the Plan, payments to the Plan participants are made from the general unrestricted assets of the Company, and the Company's obligations pursuant to the Plan are unfunded and unsecured. Participants withdrew $2.6 million, $2.9 million, and $5.0 million from the Plan during the years ended December 31, 2025, 2024, and 2023, respectively. At December 31, 2025 and 2024, deferred compensation of $48.3 million and $43.8 million, respectively, was recorded in other long-term liabilities, and deferred compensation of $2.5 million and $2.5 million, respectively, was recorded in accrued expenses and other current liabilities. The Company invests the majority of amounts deferred by the Plan participants in life insurance contracts, matching the investments elected by the Plan participants. Deferred compensation assets and liabilities are recorded at contract value. At December 31, 2025 and 2024, investments under the plan of $50.7 million and $45.2 million, respectively, were recorded in other long-term assets.

Dutch Pension Plans

The acquisition of Polyplastic in January 2020 included the assumption of two partially-funded defined benefit pension plans (the "Dutch pension plans") based in the Netherlands. The Dutch pension plans, which are qualified defined benefit pension plans, provided benefits based on years of service and average pay. During 2022, there was a curtailment of the Dutch pension plans for the Company's Dutch employees. These employees were moved into defined contribution plans. The Company has purchased annuity contracts from an insurance company to cover the vested benefits of the defined pension plans; however, future indexation and cost of living adjustments for all participants remains applicable, and the Company remains liable for future funding. The Company is not obligated to provide future pension funding for service after December 31, 2022.

9. LONG-TERM INDEBTEDNESS

Long-term debt consisted of the following at December 31:

(In thousands)	2025	2024
2030 Convertible Notes	$ 460,000	$ —
2026 Convertible Notes	92,000	460,000
Term Loan	397,005	280,000
Revolving Credit Loan	—	19,263
Other	9,062	1,588
Unamortized deferred financing fees	(12,882)	(3,598)
	945,185	757,253
Less current portion	(3,683)	(423)
Long-term indebtedness	$ 941,502	$ 756,830

Credit Agreement

The Company and certain of its subsidiaries are party to a credit agreement dated March 25, 2025 with JPMorgan Chase, N.A., as a lender and administrative agent, and other bank lenders, which was amended by an Amendment No. 1 dated September 26, 2025 ("Amendment No. 1" and the credit agreement as amended, the "Credit Agreement"). The Credit Agreement provides for a $600.0 million revolving credit facility (of which up to $50.0 million is available for the issuance of letters of credit (the "LC Facility") and up to $400.0 million is available in approved foreign currencies). The Credit Agreement also provides for term loans (the "Term Loans") to the Company in an aggregate principal amount of $400.0 million. The maturity date of the Term Loans is March 25, 2032 and the maturity date of the revolving credit facility is March 25, 2030 or, if earlier, the date that is 91 days prior to the scheduled maturity date of any 2030 Convertible Notes outstanding at any such time or the date on which the revolving commitments are reduced to zero or otherwise terminated. The Term Loans are required to be repaid in equal $1.0 million quarterly installments, which commenced on June 30, 2025. The Credit Agreement also permits the Company to request incremental loans under the Credit Agreement and certain other incremental equivalent debt in an aggregate incremental amount equal to the sum of (A) up to the greater of (i) $371.0 million and (ii) an amount equal to 100% of EBITDA for the most recently ended four consecutive fiscal quarters for which financial statements have been delivered pursuant to the Credit Agreement (the "Fixed Incremental Amount"), (B) the amount of any voluntary prepayments of any term loans, incremental equivalent debt or permanent reductions of the revolving commitments as in effect as of the date of the Credit Agreement (which amount shall replenish, but not exceed, the Fixed Incremental Amount), and (C) an unlimited additional amount of additional debt that meets certain requirements set forth in the Credit Agreement, including limitations on any incremental facility that is secured on a pari passu basis or junior basis with the debt under the Credit Agreement, in each case subject to the willingness of the lenders to fund such increase and other customary conditions as further set forth in the Credit Agreement.

Borrowings under the Credit Agreement in U.S. dollars are designated from time to time by the Company to bear interest at either (i) a base rate plus an applicable margin which (a) for borrowings under the revolving credit facility, ranges from 0.25 percent to 1.00 percent depending on the Company's total net leverage ratio (0.50 percent would have been applicable at December 31, 2025 if the Company had elected base rate loans for any revolving credit facility borrowings) and (b) for Term Loans, is 1.25 percent or (ii) a term Secured Overnight Financing Rate ("SOFR") for an interest period selected by the Company plus an applicable margin, which (a) for borrowings under the revolving credit facility ranges from 1.25 percent to 2.00 percent (1.50 percent would have been applicable at December 31, 2025 if the Company had elected term benchmark loans for any revolving credit facility borrowings) depending on the Company's total net leverage ratio and (b) for any Term Loans, is 2.25 percent. Foreign currency borrowings bear interest at an index rate available in such currencies plus the same additional interest margins applicable to term SOFR benchmark loans under the revolving credit facility based on the Company's total net leverage ratio. At December 31, 2025, the Company had $4.8 million in issued, but undrawn, standby letters of credit under the LC Facility. A commitment fee ranging from 0.175 percent to 0.275 percent (0.200 percent was applicable at December 31, 2025) depending on the Company's total net leverage ratio accrues on the actual daily amount that the revolving commitment exceeds the revolving credit exposure.

Pursuant to the Credit Agreement, the Company shall not permit its net leverage ratio to exceed certain limits, shall maintain a minimum interest coverage ratio, and must comply with certain other covenants. At December 31, 2025, the Company was in compliance with all financial covenants. The maximum net leverage ratio covenant limits the amount of consolidated outstanding indebtedness that the Company may incur on a trailing twelve-month EBITDA, and there are certain other limitations on the incurrence of indebtedness under the Credit Agreement. Availability under the Company's revolving credit facility was $595.2 million at December 31, 2025. The Company believes the availability under the revolving credit facility under the Credit Agreement, along with its cash flows from operations, are adequate to finance the Company's anticipated cash requirements for the next twelve months.

At December 31, 2025, the fair value of the Company's floating rate long-term debt under the Credit Agreement approximates the carrying value, as estimated using quoted market prices and discounted future cash flows based on similar borrowing arrangements.

In March 2025, the Company used a portion of the proceeds of the Term Loans to repay the remaining outstanding principal of the term loan under the previous credit agreement of $280.0 million, and the previous credit agreement was terminated. The Company recognized a loss on extinguishment of debt related to the previous term loan of $1.9 million during the twelve months ended December 31, 2025. As described above, in September 2025, the Company entered into Amendment No. 1 to reprice the Term Loans, resulting in a reduction in the applicable margins by 0.25 percent. The Company recognized a loss on extinguishment of debt related to this repricing amendment of $0.8 million during the twelve months ended December 31, 2025.

Convertible Notes

2030 Convertible Notes

On March 14, 2025, the Company issued $460.0 million in aggregate principal amount of 2030 Convertible Notes in a private placement to certain qualified institutional buyers, resulting in net proceeds to the Company of approximately $447.0 million after deducting the initial purchasers' discounts and offering expenses payable by the Company. The 2030 Convertible Notes bear interest at a coupon rate of 3.000 percent per annum, payable semiannually in arrears on March 1 and September 1 of each year, beginning on September 1, 2025. The 2030 Convertible Notes will mature on March 1, 2030, unless earlier converted, redeemed, or repurchased, in accordance with their terms.

As of December 31, 2025, the conversion rate of the 2030 Convertible Notes was 8.5745 shares of the Company's common stock per $1,000 principal amount of the 2030 Convertible Notes. The conversion rate of the 2030 Convertible Notes is subject to further adjustment upon the occurrence of certain specified events. In addition, upon the occurrence of a make-whole fundamental change (as defined in the 2030 Notes Indenture) or upon a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder that elects to convert its 2030 Convertible Notes in connection with such make-whole fundamental change or notice of redemption, as the case may be.

Prior to the close of business on the business day immediately preceding November 1, 2029, the 2030 Convertible Notes are convertible at the option of the holders only under certain circumstances as set forth in the 2030 Notes Indenture. On or after November 1, 2029, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their 2030 Convertible Notes at any time. Upon conversion, the Company will pay cash up to the aggregate principal amount of the 2030 Convertible Notes to be converted and pay or deliver, as the case may be, cash, shares of the Company's common stock, or a combination of cash and shares of the Company's common stock, at the Company's election, in respect of the remainder, if any, of the Company's conversion obligation in excess of the aggregate principal amount of the 2030 Convertible Notes being converted.

The Company may not redeem the 2030 Convertible Notes prior to March 6, 2028, except in the event of a Cleanup Redemption (as defined below). Beginning on March 6, 2028, the Company may redeem for cash all or any portion of the 2030

Convertible Notes, at the Company's option, if (i) the last reported sale price of the Company's common stock has been at least 130 percent of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption and (ii) the Liquidity Conditions (as defined in the 2030 Notes Indenture) are met at a redemption price equal to 100 percent of the principal amount of the 2030 Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. In addition, the Company may redeem for cash all, but not less than all, of the 2030 Convertible Notes at any time at a redemption price equal to 100 percent of the principal amount of the 2030 Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding the redemption date if (i) the amount of the 2030 Convertible Notes that remains outstanding is less than 25 percent of the aggregate principal amount of the 2030 Convertible Notes initially issued under the 2030 Notes Indenture and (ii) the Liquidity Conditions are met (such redemption, a "Cleanup Redemption"). Upon the occurrence of a fundamental change (as defined in the 2030 Notes Indenture), subject to certain conditions and a limited exception, holders of the 2030 Convertible Notes may require the Company to repurchase for cash all or any portion of their 2030 Convertible Notes in principal amounts of $1,000 or an integral multiple thereof at a repurchase price equal to 100 percent of the principal amount of the 2030 Convertible Notes to be repurchased, plus accrued and unpaid interest on such 2030 Convertible Notes to, but excluding, the fundamental change repurchase date (as defined in the 2030 Notes Indenture).

The 2030 Convertible Notes are senior unsecured obligations and rank senior in right of payment to all of the Company's indebtedness that is expressly subordinated in right of payment to the 2030 Convertible Notes, equal in right of payment with all the Company's liabilities that are not so subordinated, effectively junior to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness, and structurally junior to all indebtedness and other liabilities (including trade payables) of the Company's subsidiaries. The 2030 Notes Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the named trustee or the holders of at least 25 percent of the aggregate principal amount of the outstanding 2030 Convertible Notes may declare 100 percent of the principal of, and accrued and unpaid interest, if any, on all the outstanding 2030 Convertible Notes to be due and payable.

The 2030 Convertible Notes are not registered securities nor listed on any securities exchange but may be actively traded by qualified institutional buyers. The fair value of the 2030 Convertible Notes of $549.4 million at December 31, 2025 was estimated using Level 1 inputs, as it is based on quoted prices for these instruments in active markets.

2026 Convertible Notes

On May 13, 2021, the Company issued $460.0 million in aggregate principal amount of 2026 Convertible Notes in a private placement to certain qualified institutional buyers, resulting in net proceeds to the Company of approximately $447.8 million after deducting the initial purchasers' discounts and offering expenses payable by the Company. The 2026 Convertible Notes bear interest at a coupon rate of 1.125 percent per annum, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2021. The 2026 Convertible Notes will mature on May 15, 2026, unless earlier converted, redeemed, or repurchased, in accordance with their terms.

As of December 31, 2025, the conversion rate of the 2026 Convertible Notes was 6.3262 shares of the Company's common stock per $1,000 principal amount of the 2026 Convertible Notes. The conversion rate of the 2026 Convertible Notes is subject to further adjustment upon the occurrence of certain specified events. In addition, upon the occurrence of a make-whole fundamental change (as defined in the 2026 Notes Indenture) or upon a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder that elects to convert its 2026 Convertible Notes in connection with such make-whole fundamental change or notice of redemption, as the case may be.

Until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their 2026 Convertible Notes at any time. Upon conversion, the Company will pay cash up to the aggregate principal amount of the 2026 Convertible Notes to be converted. Additionally, the Company has provided the trustee of the 2026 Convertible Notes notice of the Company's election to settle in cash, in respect of the remainder, if any, of the Company's conversion obligation in excess of the aggregate principal amount of the 2026 Convertible Notes being converted.

Beginning on May 20, 2024, the Company may redeem for cash all or any portion of the 2026 Convertible Notes, at the Company's option, if the last reported sale price of the Company's common stock has been at least 130 percent of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100 percent of the principal amount of the

2026 Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Upon the occurrence of a fundamental change (as defined in the 2026 Notes Indenture), subject to certain conditions, holders of the 2026 Convertible Notes may require the Company to repurchase for cash all or any portion of their 2026 Convertible Notes in principal amounts of $1,000 or an integral multiple thereof at a repurchase price equal to 100 percent of the principal amount of the 2026 Convertible Notes to be repurchased, plus accrued and unpaid interest on such 2026 Convertible Notes to, but not including, the fundamental change repurchase date (as defined in the 2026 Notes Indenture).

The 2026 Convertible Notes are senior unsecured obligations and rank senior in right of payment to all of the Company's indebtedness that is expressly subordinated in right of payment to the 2026 Convertible Notes, equal in right of payment with all the Company's liabilities that are not so subordinated, effectively junior to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness, and structurally junior to all indebtedness and other liabilities (including trade payables) of the Company's subsidiaries. The 2026 Notes Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the named trustee or the holders of at least 25 percent of the aggregate principal amount of the outstanding 2026 Convertible Notes may declare 100 percent of the principal of, and accrued and unpaid interest, if any, on all the outstanding 2026 Convertible Notes to be due and payable.

The 2026 Convertible Notes are not registered securities nor listed on any securities exchange but may be actively traded by qualified institutional buyers. The fair value of the 2026 Convertible Notes of $91.1 million at December 31, 2025 was estimated using Level 1 inputs, as it is based on quoted prices for these instruments in active markets.

On March 14, 2025, the Company settled certain separate, privately negotiated transactions (the "2026 Convertible Note Repurchases") with certain holders of the 2026 Convertible Notes to repurchase $368.0 million aggregate principal amount of the 2026 Convertible Notes using $370.3 million of the net proceeds received from the issuance of the 2030 Convertible Notes. In connection with the 2026 Convertible Note Repurchases, the Company recorded a loss on extinguishment of debt of $6.2 million. Concurrently with the 2026 Convertible Note Repurchases, the Company entered into agreements to terminate a proportionate amount of the 2026 Warrants and the 2026 Convertible Note Hedge Transactions, which resulted in net proceeds to the Company of $1.4 million.

10. INCOME TAXES

The components of earnings before income taxes consisted of the following for the years ended December 31:

(In thousands)	2025	2024	2023
United States	$ 255,957	$ 195,866	$ 92,679
Foreign	(888)	(6,528)	(9,675)
Total earnings before income taxes	$ 255,069	$ 189,338	$ 83,004

The provision for income taxes in the Consolidated Statements of Income was as follows for the years ended December 31:

(In thousands)	2025	2024	2023
Current:			
Federal	$ 40,179	$ 45,922	$ 15,454
State and local	6,727	6,887	1,752
Foreign	4,031	735	(464)
Total current provision	50,937	53,544	16,742
Deferred:			
Federal	15,918	(2,249)	5,824
State and local	3,537	(425)	824
Foreign	(3,573)	(4,399)	(4,581)
Total deferred provision (benefit)	15,882	(7,073)	2,067
Provision for income taxes	$ 66,819	$ 46,471	$ 18,809

The Company had cash and cash equivalents of approximately $222.6 million and $165.8 million at December 31, 2025 and 2024, respectively, of which approximately 15 percent and 11 percent was held by subsidiaries in foreign countries.

The Company examined the potential liabilities related to investments in foreign subsidiaries and concluded that there are no material deferred tax liabilities that should be recorded.

The provision for income taxes differs from the amount computed by applying the federal statutory rate of 21 percent for 2025 to income before income taxes for the reasons detailed in the table below. Due to the adoption of ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, the Company has presented its 2025 income tax disclosures in a revised format that includes enhanced disaggregation and updated categorization consistent with the new FASB requirements:

(In thousands)		2025	%
Income tax at U.S. federal statutory rate	$	53,564	21.0%
Domestic Federal			
Tax credits		(664)	(0.3)%
Nontaxable or nondeductible items:			
Section 162(m) permanent addback		4,624	1.8%
Other		(396)	(0.1)%
Cross-border tax laws		—	—%
Domestic changes in valuation allowances		—	—%
Other reconciling items		(262)	(0.1)%
Domestic state and local income taxes, net of federal effect		8,236	3.2%
Foreign tax effects:			
Other foreign jurisdictions		536	0.2%
Worldwide changes in prior year unrecognized tax benefits		1,181	0.5%
Provision for income taxes	$	66,819	26.2%

The provision for income taxes differs from the amount computed by applying the federal statutory rate of 21 percent for 2024 and 2023 to income before income taxes for the following reasons for the years ended December 31:

(In thousands)		2024		2023
Income tax at U.S. federal statutory rate	$	39,761	$	17,431
State income tax, net of federal income tax impact		5,105		2,035
Section 162(m) limit		3,735		1,896
Federal tax credits		(1,002)		(1,219)
Share-based payment compensation excess tax benefit		(346)		(242)
Other		(782)		(1,092)
Provision for income taxes	$	46,471	$	18,809

At December 31, 2025, the Company had domestic federal income taxes payable of $2.3 million, domestic state income taxes receivable of $2.7 million, and foreign taxes receivable of $2.3 million recorded. At December 31, 2024, the Company had domestic federal income taxes receivable of $5.6 million, domestic state income taxes receivable of $3.7 million, and foreign taxes receivable of $3.3 million recorded.

At December 31, 2025, state taxes in Indiana and California made up the majority (greater than 50%) of the domestic state and local taxes. At December 31, 2024, state taxes in Indiana and Oregon made up the majority (greater than 50%) of the domestic state and local taxes.

Deferred Income Tax Assets and Liabilities and Valuation Allowances

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows at December 31:

(In thousands)	2025	2024
Deferred tax assets:		
Stock-based compensation	$ 2,468	$ 1,836
Pension	920	909
Deferred compensation	11,737	11,114
Warranty	16,608	13,540
Convertible debt bond hedge	14,286	7,323
Inventory	26,101	24,007
Research and experimental costs	215	9,018
Other	7,384	6,963
Lease obligation asset	69,904	57,528
Net operating loss, interest, and tax credit carryforwards	16,131	15,152
Total deferred tax assets before valuation allowance	165,754	147,390
Less valuation allowance	(7,896)	(7,657)
Total deferred tax assets net of valuation allowance	157,858	139,733
Deferred tax liabilities:		
Lease obligation liability	(65,776)	(54,106)
Fixed assets	(45,748)	(40,432)
Intangible assets	(68,288)	(64,953)
Total deferred tax liabilities	(179,812)	(159,491)
Net deferred tax liabilities	$ (21,954)	$ (19,758)

As of December 31, 2025, the Company had deferred tax assets recorded related to foreign net operating losses and tax credit carryforwards of $16.1 million, net. This includes $2.5 million related to U.K. entities, $3.9 million related to Italian entities, $7.8 million related to Hong Kong entities, and $1.9 million related to other foreign entities. The net operating losses and tax credit carryforwards have indefinite lives.

The foreign valuation allowance for Hong Kong deferred tax assets as of December 31, 2025 and 2024 was $7.8 million and $7.5 million, respectively. Based upon historical results and estimated future results, it is the judgment of management that these tax carryforward attributes related to Hong Kong entities are not likely to be realized. The Company has concluded it is more likely than not that it will realize the benefit of all other existing deferred tax assets, net of the valuation allowances mentioned above.

Unrecognized Tax Benefits

The following table reconciles the total amounts of unrecognized tax benefits, at December 31:

(In thousands)	2025	2024	2023
Balance at beginning of period	$ 24,915	$ 24,395	$ 23,376
Changes in tax positions of prior years	—	—	218
Additions based on tax positions related to the current year	688	1,219	1,195
Decreases due to settlements of liabilities	(411)	—	—
Decreases due to closure of tax years	(1,235)	(699)	(394)
Balance at end of period	$ 23,957	$ 24,915	$ 24,395

In addition, the total amount of accrued interest and penalties related to taxes, recognized as a liability, was $11.2 million, $9.6 million, and $7.2 million at December 31, 2025, 2024, and 2023, respectively.

The total amount of unrecognized tax benefits, net of federal income tax benefits, of $34.6 million, $33.9 million, and $30.8 million at December 31, 2025, 2024, and 2023, respectively, would, if recognized, increase the Company's earnings, and lower the Company's annual effective tax rate in the year of recognition.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examinations by taxing authorities in these jurisdictions. For U.S. federal and state income tax purposes, tax years 2024, 2023, and 2022 remain subject to examination.

11. LEASES

The components of lease cost were as follows for the years ended December 31:

(In thousands)	2025		2024		2023
Operating lease cost	$	71,275	$	64,343	$	61,247
Short-term lease cost		3,039		3,587		4,969
Variable lease cost		4,291		4,180		4,312
Total lease cost	$	78,605	$	72,110	$	70,528

At December 31, 2025, the Company's operating leases had a weighted-average remaining lease term of 7.9 years and a weighted-average discount rate of 7.0 percent.

Cash Flows

Right-of-use assets of $96.9 million, $29.6 million, and $44.5 million were recognized as non-cash asset additions that resulted from new operating lease obligations during the years ended December 31, 2025, 2024, and 2023, respectively, which included $15.5 million, $5.5 million, and $0.4 million of right-of-use assets from acquisitions, respectively. Cash paid for amounts included in the present value of operating lease obligations and included in cash flows from operations was $63.2 million, $59.6 million, and $55.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Future minimum lease payments under operating leases as of December 31, 2025 were as follows:

(In thousands)		
Year Ending December 31,		
2026	$	62,286
2027		54,266
2028		49,318
2029		43,247
2030		36,471
Thereafter		135,371
Total future minimum lease payments		380,959
Less interest		(90,738)
Present value of operating lease liabilities	$	290,221

12. COMMITMENTS AND CONTINGENCIES

Holdback Payments and Contingent Consideration

From time to time, the Company finances a portion of its business combinations with deferred acquisition payments ("holdback payments") and/or contingent earnout provisions. Holdback payments are accrued at their discounted present value. As required, the liability for contingent consideration is measured at fair value quarterly, considering actual sales of the acquired products, updated sales projections, and the updated market participant weighted average cost of capital. Depending upon the weighted average costs of capital and future sales of the products which are subject to contingent consideration, the Company could record adjustments in future periods. See Note 4 - Acquisitions, Goodwill and Other Intangible Assets for information on certain holdback payments. Contingent consideration balances were not material at December 31, 2025 and 2024.

Product Recalls

From time to time, the Company cooperates with and assists its customers on their product recalls and inquiries, and occasionally receives inquiries directly from the National Highway Traffic Safety Administration regarding reported incidents involving the Company's products. As a result, the Company has incurred expenses associated with product recalls from time to time and may incur expenditures for future investigations or product recalls.

Environmental

The Company's operations are subject to certain Federal, state, and local regulatory requirements relating to the use, storage, discharge, and disposal of hazardous materials used during the manufacturing processes. Although the Company believes its operations have been consistent with prevailing industry standards and are in substantial compliance with applicable environmental laws and regulations, one or more of the Company's current or former operating sites, or adjacent sites owned by third-parties, have been affected, and may in the future be affected, by releases of hazardous materials. As a result, the Company may incur expenditures for future investigation and remediation of these sites, including in conjunction with voluntary remediation programs or third-party claims.

Litigation

In the normal course of business, the Company is subject to proceedings, lawsuits, regulatory agency inquiries, and other claims. All such matters are subject to uncertainties and outcomes that are not predictable with assurance. While these matters could materially affect operating results when resolved in future periods, management believes that, after final disposition, including anticipated insurance recoveries in certain cases, any monetary liability or financial impact to the Company beyond that provided in the Consolidated Balance Sheet as of December 31, 2025, would not be material to the Company's financial position or annual results of operations.

13.   STOCKHOLDERS' EQUITY

The following table summarizes information about shares of the Company's common stock at December 31:

(In thousands)	2025	2024
Common stock authorized	75,000	75,000
Common stock issued	28,906	28,804
Treasury stock	4,707	3,341
Common stock outstanding	24,199	25,463

Dividends

The table below summarizes the regular quarterly dividends declared and paid during the years ended December 31:

(In thousands, except per share data)	Per Share	Record Date	Payment Date	Total Paid
First Quarter 2023	$ 1.05	03/10/23	03/24/23	$ 26,563
Second Quarter 2023	1.05	06/02/23	06/16/23	26,591
Third Quarter 2023	1.05	09/01/23	09/15/23	26,590
Fourth Quarter 2023	1.05	12/01/23	12/15/23	26,592
Total 2023	$ 4.20			$ 106,336

(In thousands, except per share data)	Per Share	Record Date	Payment Date	Total Paid
First Quarter 2024	$ 1.05	03/08/24	03/22/24	$ 26,721
Second Quarter 2024	1.05	05/31/24	06/14/24	26,734
Third Quarter 2024	1.05	08/30/24	09/13/24	26,736
Fourth Quarter 2024	1.15	11/29/24	12/13/24	29,280
Total 2024	$ 4.30			$ 109,471
First Quarter 2025	$ 1.15	03/07/25	03/21/25	$ 29,352
Second Quarter 2025	1.15	05/30/25	06/13/25	29,036
Third Quarter 2025	1.15	08/29/25	09/12/25	27,827
Fourth Quarter 2025	1.15	11/28/25	12/12/25	27,828
Total 2025	$ 4.60			$ 114,043

Stock-Based Awards

On May 24, 2018, the Company's stockholders approved the LCI Industries 2018 Omnibus Incentive Plan (the "2018 Plan"), which provides that the number of shares of common stock that may be the subject of awards and issued under the 2018 Plan is 1,500,000, plus shares subject to any awards outstanding as of May 24, 2018 under the LCI Industries Equity Award and Incentive Plan, as Amended and Restated, that subsequently expire, are forfeited or canceled, are settled for cash, are not issued in shares, or are tendered or withheld to pay the exercise price or satisfy any tax withholding obligations related to the award. Executive officers and other employees of the Company and its subsidiaries and affiliates, and independent directors, consultants, and others who provide substantial services to the Company and its subsidiaries and affiliates, are eligible to be granted awards under the 2018 Plan. Under the 2018 Plan, the Compensation Committee of LCII's Board of Directors is authorized to grant stock options, stock appreciation rights, restricted stock awards, stock unit awards, other stock-based awards, and cash incentive awards.

The number of shares available for future awards under the 2018 Plan was 510,853, 640,848, and 821,703 at December 31, 2025, 2024, and 2023, respectively.

Stock-based compensation resulted in charges to operations as follows for the years ended December 31:

(In thousands)	2025	2024	2023
Deferred and restricted stock units	$ 17,161	$ 15,668	$ 15,462
Performance stock units	5,528	2,985	2,767
Stock-based compensation expense	$ 22,689	$ 18,653	$ 18,229

Stock-based compensation expense is recorded in the Consolidated Statements of Income in the same line as cash compensation to those employees is recorded, primarily in selling, general and administrative expenses.

Deferred and Restricted Stock Units

The 2018 Plan provides for the grant or issuance of stock units, including those that have deferral periods, such as deferred stock units ("DSUs"), and those with time-based vesting provisions, such as restricted stock units ("RSUs"), to directors, employees, and other eligible persons. Recipients of DSUs and RSUs are entitled to receive shares at the end of a specified vesting or deferral period. Holders of DSUs and RSUs receive dividend equivalents based on dividends granted to holders of the common stock, which dividend equivalents are payable in additional DSUs and RSUs, and are subject to the same vesting criteria as the original grant.

DSUs vest (i) ratably over the service period, (ii) at a specified future date, or (iii) for certain officers, based on achievement of specified performance conditions. RSUs vest (i) ratably over the service period or (ii) at a specified future date. As a result of the Company's executive succession, the vesting of certain RSUs was accelerated pursuant to contractual obligations with certain employees whose employment terminated. In addition, DSUs are issued in lieu of certain cash compensation. Transactions in DSUs and RSUs under the 2018 Plan are summarized as follows:

	Number of Shares		Weighted Average Price
Outstanding at December 31, 2022	277,774	$	120.92
Issued	3,244		119.43
Granted	159,640		114.22
Dividend equivalents	10,731		116.99
Forfeited	(23,440)		121.16
Vested	(131,644)		112.10
Outstanding at December 31, 2023	296,305	$	118.60
Issued	2,321		111.83
Granted	143,407		125.20
Dividend equivalents	11,596		112.25
Forfeited	(21,249)		122.30
Vested	(130,903)		114.87
Outstanding at December 31, 2024	301,477	$	119.84
Issued	1,313		95.91
Granted	166,460		102.30
Dividend equivalents	15,244		97.91
Forfeited	(6,489)		114.31
Vested	(153,555)		118.61
Outstanding at December 31, 2025	324,450	$	110.79

As of December 31, 2025, there was $18.3 million of total unrecognized compensation cost related to DSUs and RSUs, which is expected to be recognized over a weighted average remaining period of 1.7 years.

Performance Stock Units

The 2018 Plan provides for performance stock units ("PSUs") that vest at a specific future date based on achievement of specified performance conditions. Transactions in PSUs under the 2018 Plan are summarized as follows:

	Number of Shares		Stock Price
Outstanding at December 31, 2022	162,381	$	120.12
Granted	140,953		108.42
Dividend equivalents	7,236		117.20
Forfeited	(3,245)		96.55
Vested	(100,046)		101.11
Outstanding at December 31, 2023	207,279	$	122.57
Granted	108,096		132.77
Dividend equivalents	9,198		112.27
Vested	(78,695)		143.54
Outstanding at December 31, 2024	245,878	$	120.26
Granted	79,688		103.49
Dividend equivalents	11,893		98.01
Forfeited	(86,443)		120.57
Outstanding at December 31, 2025	251,016	$	114.55

As of December 31, 2025, there was $9.8 million of total unrecognized compensation cost related to PSUs, which is expected to be recognized over a weighted average remaining period of 1.8 years.

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss), net of income taxes, are as follows:

(In thousands)	Foreign currency items	Pension items	Total
Accumulated other comprehensive income (loss) at December 31, 2023	$ (14,789)	$ 29,061	$ 14,272
Net foreign currency translation adjustment	(9,366)	(1,441)	(10,807)
Actuarial loss on pension plans	—	(233)	(233)
Net current-period other comprehensive loss	(9,366)	(1,674)	(11,040)
Accumulated other comprehensive income (loss) at December 31, 2024	(24,155)	27,387	3,232
Net foreign currency translation adjustment	30,598	3,526	34,124
Actuarial gain on pension plans	—	326	326
Net current-period other comprehensive income	30,598	3,852	34,450
Accumulated other comprehensive income at December 31, 2025	$ 6,443	$ 31,239	$ 37,682

In both years ended December 31, 2025 and 2024, the Company recorded an immaterial amount in taxes related to other comprehensive income (loss).

Stock Repurchase Programs

In May 2022, the Company's Board of Directors authorized a stock repurchase program (the "2022 Share Repurchase Program") granting the Company authority to repurchase up to $200.0 million of the Company's common stock over a three-year period, which ended on May 19, 2025. The timing of stock repurchases, and the number of shares, were dependent upon market conditions and other factors. Share repurchases could be made in the open market and/or in privately negotiated transactions in accordance with applicable securities laws. The stock repurchase program was subject to modification, suspension, or termination at any time by the Board of Directors. No shares were purchased under the 2022 Share Repurchase Program in the year ended December 31, 2024. In March 2025, the Company purchased 308,898 shares at a weighted average price of $91.47 per share, totaling $28.4 million, including excise tax, under the 2022 Share Repurchase Program. Following such repurchase, no additional shares were purchased under the 2022 Share Repurchase Program prior to its expiration on May 19, 2025.

In May 2025, the Company's Board of Directors authorized a new stock repurchase program (the "2025 Share Repurchase Program") for the purchase of up to $300.0 million of the Company's common stock over a three-year period ending on May 15, 2028. The timing of stock repurchases, and the number of shares, will depend upon market conditions and other factors. Share repurchases, if any, will be made in privately negotiated and/or open market transactions, such as in compliance with Rule 10b-18 of the Securities Act of 1934, as amended (the "Exchange Act"), and/or pursuant to a trading plan in accordance with Rule 10b5-1 of the Exchange Act, or a combination of methods. The stock repurchase program may be modified, suspended, or terminated at any time by the Board of Directors.

On June 11, 2025, the Company entered into a Rule 10b5-1 trading plan under the 2025 Share Repurchase Program for the period between June 13, 2025 and August 1, 2025 to repurchase up to $100.0 million of common stock (excluding excise tax), subject to certain parameters. Under this Rule 10b5-1 trading plan, the Company purchased 1,057,667 shares at a weighted average price of $94.55 per share totaling $101.0 million, including excise tax, during the year ended December 31, 2025. As of December 31, 2025, there was $200.0 million remaining for the repurchase of shares under the 2025 Share Repurchase Program.

14.   SEGMENT REPORTING

The Company has two reportable segments, the OEM Segment and the Aftermarket Segment. Intersegment sales are insignificant.

The OEM Segment, which accounted for 77 percent, 76 percent, and 77 percent of consolidated net sales for the years ended December 31, 2025, 2024, and 2023, respectively, manufactures and distributes a broad array of highly engineered components for the leading OEMs in the recreation and transportation markets, consisting of RVs and adjacent industries, including boats; buses; trailers used to haul boats, livestock, equipment, and other cargo; trucks; trains; manufactured homes; and modular housing. Approximately 54 percent, 53 percent, and 47 percent of the Company's OEM Segment net sales in 2025, 2024, and 2023, respectively, were of components for travel trailer and fifth-wheel RVs.

The Aftermarket Segment, which accounted for 23 percent, 24 percent, and 23 percent of consolidated net sales for each of the years ended December 31, 2025, 2024, and 2023, respectively, supplies engineered components to the related aftermarket channels of the recreation and transportation markets, primarily through retail dealers, wholesale distributors, and service centers, as well as direct-to-consumer sales through online platforms. The Aftermarket Segment also includes biminis, covers, buoys, and fenders to the marine industry, towing products, truck accessories, appliances, air conditioners, televisions, sound systems, tankless water heaters, and the sale of replacement glass and awnings to fulfill insurance claims.

The Company's chief operating decision maker ("CODM") is its President and Chief Executive Officer. The decisions concerning the allocation of the Company's resources are made by the CODM with oversight by the Board of Directors. The CODM evaluates the performance of each segment and makes decisions concerning the allocation of resources based upon segment operating profit, generally defined as income before interest expense and income taxes. Segment assets are not reviewed by the CODM and therefore are not disclosed below. Management of debt is a corporate function. The accounting policies of the OEM and Aftermarket Segments are the same as those described in Note 2 of the Notes to Consolidated Financial Statements.

The following tables present the Company's revenues disaggregated by segment and geography based on the billing address of the Company's customers for the years ended December 31:

	2025		
(In thousands)	U.S. (a)	Int'l (b)	Total
OEM Segment:			
RV OEMs:			
Travel trailers and fifth-wheels	$ 1,690,624	$ 17,612	$ 1,708,236
Motorhomes	143,872	92,104	235,976
Adjacent Industries OEMs	1,058,607	186,834	1,245,441
Total OEM Segment net sales	2,893,103	296,550	3,189,653
Aftermarket Segment:			
Total Aftermarket Segment net sales	847,141	85,223	932,364
Total net sales	$ 3,740,244	$ 381,773	$ 4,122,017

	2024		
(In thousands)	U.S. (a)	Int'l (b)	Total
OEM Segment:			
RV OEMs:			
Travel trailers and fifth-wheels	$ 1,486,108	$ 28,470	$ 1,514,578
Motorhomes	130,545	102,521	233,066
Adjacent Industries OEMs	927,276	185,530	1,112,806
Total OEM Segment net sales	2,543,929	316,521	2,860,450
Aftermarket Segment:			
Total Aftermarket Segment net sales	803,354	77,404	880,758
Total net sales	$ 3,347,283	$ 393,925	$ 3,741,208

(In thousands)	2023		
	U.S. (a)	Int'l (b)	Total
OEM Segment:			
RV OEMs:			
Travel trailers and fifth-wheels	$ 1,310,638	$ 48,215	$ 1,358,853
Motorhomes	160,857	108,499	269,356
Adjacent Industries OEMs	1,085,631	189,902	1,275,533
Total OEM Segment net sales	2,557,126	346,616	2,903,742
Aftermarket Segment:			
Total Aftermarket Segment net sales	814,103	66,963	881,066
Total net sales	$ 3,371,229	$ 413,579	$ 3,784,808

(a) Net sales to customers in the United States of America

(b) Net sales to customers domiciled in countries outside of the United States of America

Long-lived assets, including net fixed assets, operating lease right-of-use assets, goodwill, and other net intangible assets, domiciled in countries outside of the United States of America were $373.7 million and $361.8 million as of December 31, 2025 and 2024, respectively.

Corporate expenses are allocated between the segments based upon net sales. Accretion related to contingent consideration and other non-segment items are included in the segment to which they relate. Information relating to segments follows for the years ended December 31:

		Segments		
(In thousands)		OEM	Aftermarket	Total
2025				
Net sales to external customers [a]	$	3,189,653	$ 932,364	$ 4,122,017
Cost of sales		2,533,371	608,351	3,141,722
Gross profit		656,282	324,013	980,295
Selling, general and administrative expenses [b]		472,162	228,211	700,373
Operating profit	$	184,120	$ 95,802	$ 279,922
Expenditures for long-lived assets [c]		28,248	30,926	59,174
Depreciation and amortization		86,996	34,235	121,231
2024				
Net sales to external customers [a]	$	2,860,450	$ 880,758	$ 3,741,208
Cost of sales		2,303,283	558,210	2,861,493
Gross profit		557,167	322,548	879,715
Selling, general and administrative expenses [b]		450,086	211,392	661,478
Operating profit	$	107,081	$ 111,156	$ 218,237
Expenditures for long-lived assets [c]		28,593	19,469	48,062
Depreciation and amortization		93,327	32,366	125,693
2023				
Net sales to external customers [a]	$	2,903,742	$ 881,066	$ 3,784,808
Cost of sales		2,448,176	560,442	3,008,618
Gross profit		455,566	320,624	776,190
Selling, general and administrative expenses [b]		438,205	214,557	652,762
Operating profit	$	17,361	$ 106,067	$ 123,428
Expenditures for long-lived assets [c]		68,750	20,230	88,980
Depreciation and amortization		99,976	31,792	131,768

(a) *Berkshire Hathaway Inc. (through its subsidiaries Forest River, Inc. and Clayton Homes, Inc.), a customer of both segments, accounted for 18 percent, 18 percent, and 15 percent of the Company's consolidated net sales for the years ended December 31, 2025, 2024, and 2023, respectively. Thor Industries, Inc., a customer of both segments, accounted for 15 percent, 16 percent, and 16 percent of the Company's consolidated net sales for the years ended December 31, 2025, 2024, and 2023, respectively. No other customer accounted for more than 10 percent of consolidated net sales in the years ended December 31, 2025, 2024, and 2023. No customer accounted for more than 10 percent of consolidated accounts receivable, net at December 31, 2025 and 2024.*

(b) *Certain general and administrative expenses are allocated between the segments based upon net sales or operating profit, depending upon the nature of the expense. Warehouse and transportation costs are included in selling, general and administrative expenses for segment reporting purposes.*

(c) *Expenditures for long-lived assets include capital expenditures, as well as fixed assets, goodwill and other intangible assets purchased as part of the acquisition of businesses. The Company purchased $6.2 million, $6.0 million, and $28.3 million of long-lived assets, as part of the acquisitions of businesses in the years ended December 31, 2025, 2024, and 2023, respectively.*

Net sales by OEM Segment product were as follows for the years ended December 31:

(In thousands)	2025	2024	2023
OEM Segment:			
Chassis, chassis parts, and slide-out mechanisms	$ 895,486	$ 811,607	$ 785,158
Windows and doors	882,799	838,530	851,761
Furniture and mattresses	501,435	404,021	464,113
Axles, ABS, and suspension solutions	316,877	306,760	313,224
Appliances	310,098	251,503	215,630
Other	282,958	248,029	273,856
Total OEM Segment net sales	3,189,653	2,860,450	2,903,742
Total Aftermarket Segment net sales	932,364	880,758	881,066
Total net sales	$ 4,122,017	$ 3,741,208	$ 3,784,808

15. SUBSEQUENT EVENT

On February 20, 2026, the U.S. Supreme Court ruled that certain tariffs imposed under the International Emergency Economic Powers Act ("IEEPA") were unlawful. As a result of this ruling, the availability, timing, and amount of any potential refunds associated with IEEPA tariffs previously paid by the Company remain uncertain and are subject to ongoing legal, regulatory, and administrative processes. Following the Court's decision, the U.S. presidential administration announced its intention to rely on other statutory authorities to continue collecting tariffs and introduced new tariffs on imports from all countries, in addition to existing non-IEEPA tariffs. The duration and scope of existing and newly announced tariff measures, potential modifications or suspensions, and the likelihood of additional tariffs or other retaliatory actions remain uncertain and may adversely impact the Company's operations. The Company continues to monitor these developments and evaluate their potential effect on its business, financial condition, and results of operations.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Item 9A. CONTROLS AND PROCEDURES.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure, in accordance with the definition of "disclosure controls and procedures" in Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, cannot provide absolute assurance of achieving the desired control objectives. Management included in its evaluation the cost-benefit relationship of possible controls and procedures. We continually evaluate our disclosure controls and procedures to determine if changes are appropriate based upon changes in our operations or the business environment in which we operate.

As of the end of the period covered by this Form 10-K, we performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

(a)   Management's Annual Report on Internal Control over Financial Reporting.

We are responsible for the preparation and integrity of the Consolidated Financial Statements appearing in this Annual Report on Form 10-K. We are also responsible for establishing and maintaining adequate internal control over financial reporting for the Company. We maintain a system of internal control that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the Consolidated Financial Statements, as well as to safeguard assets from unauthorized use or disposition. We continually evaluate our system of internal control over financial reporting to determine if changes are appropriate based upon changes in our operations or the business environment in which we operate.

Our control environment is the foundation for our system of internal control over financial reporting and is embodied in our Guidelines for Business Conduct. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, we have concluded that our internal control over financial reporting was effective as of December 31, 2025.

During 2025, the Company completed the Freedman Seating Company acquisition, which contributed $66.9 million of net sales for the year ended December 31, 2025. Total assets from this acquisition as of December 31, 2025 were $86.1 million. As the Freedman Seating Company acquisition occurred in the year ended December 31, 2025, the scope of the Company's evaluation of the effectiveness of internal control over financial reporting does not include Freedman Seating Company. This exclusion is in accordance with the SEC's general guidance that an assessment of the internal control over financial reporting of a recently acquired business may be omitted from the Company's evaluation scope in the year of acquisition.

KPMG LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this Annual Report on Form 10-K and, as part of their audit, has issued their report on the effectiveness of our internal control over financial reporting, included elsewhere in this Form 10-K.

(b)   Report of the Independent Registered Public Accounting Firm.

The report is included in Item 8. "Financial Statements and Supplementary Data."

(c)   Changes in Internal Control over Financial Reporting.

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. OTHER INFORMATION.

During the three months ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated any contract, instruction, or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or any non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K).

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information with respect to our executive officers appears under "Information About our Executive Officers" in Part I, Item 1, "Business," in this Report.

We have adopted Governance Principles, Guidelines for Business Conduct, a Whistleblower Policy, and a Code of Ethics for Senior Financial Officers ("Code of Ethics"), each of which, as well as the Charters and Key Practices, as applicable, of our Audit Committee, Risk Committee, Compensation and Human Capital Committee, Corporate Governance, Nominating, and Sustainability Committee, and Strategy, Acquisition, and Capital Deployment Committee, are available on our website at www.lci1.com/investors. A copy of any of these documents will be furnished, without charge, upon written request to Secretary, LCI Industries, 3501 County Road 6 East, Elkhart, Indiana 46514.

If we make any substantive amendment to the Code of Ethics or the Guidelines for Business Conduct, or grant a waiver to a director or executive officer from a provision of the Code of Ethics or the Guidelines for Business Conduct, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K. There have been no waivers to directors or executive officers of any provisions of the Code of Ethics or the Guidelines for Business Conduct.

The additional information required by this item is incorporated by reference from the information contained in our Proxy Statement for the Annual Meeting of Stockholders to be held on May 12, 2026 (the "2026 Proxy Statement") under the captions "Proposal 1. Election of Directors," "Delinquent Section 16(a) Reports," and "Corporate Governance and Related Matters."

Item 11. EXECUTIVE COMPENSATION.

The information required by this item is incorporated by reference from the information contained in our 2026 Proxy Statement under the captions "Director Compensation," "Executive Compensation," "CEO Pay Ratio," and "Transactions with Related Persons."

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item is incorporated by reference from the information contained in our 2026 Proxy Statement under the captions "Equity Compensation Plan Information" and "Voting Securities."

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item is incorporated by reference from the information contained in our 2026 Proxy Statement under the captions "Transactions with Related Persons" and "Corporate Governance and Related Matters."

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our independent registered public accounting firm is KPMG LLP, Chicago, Illinois, Auditor Firm ID: 185.

The information required by this item concerning principal accountant fees and services is incorporated by reference from the information contained in our 2026 Proxy Statement under the caption "Proposal 3. Ratification of Appointment of Auditors."


PART IV


ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)   Documents Filed:

(1)   Financial Statements.

See Item 8 - "Financial Statements and Supplementary Data"

(2)   Financial Statement Schedules.

All financial statement schedules as required by Item 8 of Form 10-K have been omitted because the information requested is either not applicable or has been included in the consolidated financial statements or notes thereto.

(3)   Exhibits.

See Item 15 (b) - "List of Exhibits" incorporated herein by reference.

(b)   Exhibits - List of Exhibits.


EXHIBIT INDEX


Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of LCI Industries, conformed version that includes all amendments through May 16, 2024 (incorporated by reference to Exhibit 3.3 included in the Registrant's Form 10-Q filed on August 6, 2024).
3.2	Amended and Restated Bylaws of LCI Industries, effective March 9, 2023 (incorporated by reference to Exhibit 3.2 included in the Registrant's Form 10-Q filed on May 9, 2023).
4.1	Description of Registrant's Securities Registered under Section 12 of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 4.1 included in the Registrant's Form 10-K filed February 23, 2024).
4.2	Indenture, dated May 13, 2021, by and between LCI Industries and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 included in the Registrant's Form 8-K filed on May 14, 2021).
4.3	Form of 1.125% Convertible Senior Note due 2026 (included in Exhibit 4.2).
4.4	Indenture, dated March 14, 2025, by and between LCI Industries and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 4.1 included in the Registrant's Form 8-K filed on March 17, 2025).
4.5	Form of 3.00% Convertible Senior Note due 2030 (included in Exhibit 4.4).
10.1†	Form of Indemnification Agreement between Registrant and its officers and independent directors (incorporated by reference to Exhibit 10.1 included in the Registrant's Form 8-K filed on May 26, 2015).

Exhibit Number	Description
10.2†	Executive Non-Qualified Deferred Compensation Plan, as amended (incorporated by reference to Exhibit 10.231 included in the Registrant's Form 10-K for the year ended December 31, 2015).
10.3†	Form of Executive Employment Agreement (incorporated by reference to Exhibit 10.1 included in the Registrant's Form 8-K filed March 4, 2015).
10.4†	Second Amended and Restated Executive Non-Qualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 included in the Registrant's Form 8-K filed on March 22, 2017).
10.5†	LCI Industries 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 included in the Registrant's Form 8-K filed May 29, 2018).
10.6†	Form of Restricted Stock Unit Award Agreement (Non-Employee Directors) under the LCI Industries 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 included in the Registrant's Form 8-K filed May 29, 2018).
10.7†	Form of Deferred Stock Unit Master Agreement (Non-Employee Directors) under the LCI Industries 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 included in the Registrant's Form 8-K filed May 29, 2018).
10.8†	Form of Agreement for Common Stock in Lieu of Cash Compensation for Non-Employee Directors (incorporated by reference to Exhibit 10.7 included in the Registrant's Form 8-K filed May 29, 2018).
10.9†	Form of Extension Agreement with certain officers (incorporated by reference to Exhibit 10.3 included in the Registrant's Form 8-K filed March 12, 2019).
10.10†	Form of Restricted Stock Unit Award Agreement (Non-Employee Directors) under the LCI Industries 2018 Omnibus Incentive Plan (Revised February 2019) (incorporated by reference to Exhibit 10.2 included in the Registrant's Form 10-Q/A filed June 21, 2019).
10.11†	Form of Deferred Stock Unit Master Agreement (Non-Employee Directors) under the LCI Industries 2018 Omnibus Incentive Plan (Revised February 2019) (incorporated by reference to Exhibit 10.3 included in the Registrant's Form 10-Q/A filed June 21, 2019).
10.12	Purchase Agreement, dated May 10, 2021, by and among LCI Industries, Wells Fargo Securities, LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 10.1 included in the Registrant's Form 8-K filed on May 14, 2021).
10.13#	Base Convertible Note Hedge Confirmation, dated May 10, 2021, between LCI Industries and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 included in the Registrant's Form 8-K filed on May 14, 2021).
10.14#	Base Convertible Note Hedge Confirmation, dated May 10, 2021, between LCI Industries and Bank of Montreal (incorporated by reference to Exhibit 10.3 included in the Registrant's Form 8-K filed on May 14, 2021).
10.15#	Base Convertible Note Hedge Confirmation, dated May 10, 2021, between LCI Industries and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.4 included in the Registrant's Form 8-K filed on May 14, 2021).
10.16#	Base Convertible Note Hedge Confirmation, dated May 10, 2021, between LCI Industries and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.5 included in the Registrant's Form 8-K filed on May 14, 2021).
10.17#	Additional Convertible Note Hedge Confirmation, dated May 12, 2021, between LCI Industries and Bank of America, N.A. (incorporated by reference to Exhibit 10.6 included in the Registrant's Form 8-K filed on May 14, 2021).
10.18#	Additional Convertible Note Hedge Confirmation, dated May 12, 2021, between LCI Industries and Bank of Montreal (incorporated by reference to Exhibit 10.7 included in the Registrant's Form 8-K filed on May 14, 2021).
10.19#	Additional Convertible Note Hedge Confirmation, dated May 12, 2021, between LCI Industries and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.8 included in the Registrant's Form 8-K filed on May 14, 2021).
10.20#	Additional Convertible Note Hedge Confirmation, dated May 12, 2021, between LCI Industries and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.9 included in the Registrant's Form 8-K filed on May 14, 2021).

Exhibit Number	Description
10.21#	Base Warrant Confirmation, dated May 10, 2021, between LCI Industries and Bank of America, N.A. (incorporated by reference to Exhibit 10.10 included in the Registrant's Form 8-K filed on May 14, 2021).
10.22#	Base Warrant Confirmation, dated May 10, 2021, between LCI Industries and Bank of Montreal (incorporated by reference to Exhibit 10.11 included in the Registrant's Form 8-K filed on May 14, 2021).
10.23#	Base Warrant Confirmation, dated May 10, 2021, between LCI Industries and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.12 included in the Registrant's Form 8-K filed on May 14, 2021).
10.24#	Base Warrant Confirmation, dated May 10, 2021, between LCI Industries and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.13 included in the Registrant's Form 8-K filed on May 14, 2021).
10.25#	Additional Warrant Confirmation, dated May 12, 2021, between LCI Industries and Bank of America, N.A. (incorporated by reference to Exhibit 10.14 included in the Registrant's Form 8-K filed on May 14, 2021).
10.26#	Additional Warrant Confirmation, dated May 12, 2021, between LCI Industries and Bank of Montreal (incorporated by reference to Exhibit 10.15 included in the Registrant's Form 8-K filed on May 14, 2021).
10.27#	Additional Warrant Confirmation, dated May 12, 2021, between LCI Industries and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.16 included in the Registrant's Form 8-K filed on May 14, 2021).
10.28#	Additional Warrant Confirmation, dated May 12, 2021, between LCI Industries and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.17 included in the Registrant's Form 8-K filed on May 14, 2021).
10.29†	Form of Restricted Stock Unit Award Agreement (Executives) under the LCI Industries 2018 Omnibus Incentive Plan (Revised 2022) (incorporated by reference to Exhibit 10.1 included in the Registrant's Form 10-Q filed August 2, 2022).
10.30†	Form of Performance Stock Unit Award Agreement under the LCI Industries 2018 Omnibus Incentive Plan (Revised 2022) (incorporated by reference to Exhibit 10.2 included in the Registrant's Form 10-Q filed August 2, 2022).
10.31†	Form of Executive Employment Agreement (Revised 2022) (incorporated by reference to Exhibit 10.3 included in the Registrant's Form 10-Q filed August 2, 2022).
10.32†	Offer Letter between LCI Industries and Lillian Etzkorn, accepted on March 30, 2023 (incorporated by reference to Exhibit 10.1 included in the Registrant's Form 8-K filed on April 5, 2023).
10.33†	Form of Performance Stock Unit Agreement under the LCI Industries 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 included in the Registrant's Form 10-Q filed May 8, 2024).
10.34	Credit Agreement, dated as of March 25, 2025, by and among LCI Industries, Lippert Components, Inc., LCI Industries B.V., each other Subsidiary of the Company listed on the signature pages thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 included in the Registrant's Form 8-K filed on March 25, 2025).
10.35	Amendment No. 1 to Credit Agreement, dated as of September 26, 2025, by and among LCI Industries, Lippert Components, Inc., LCI Industries B.V., each other Subsidiary of the Company listed on the signature pages thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 included in the Registrant's Form 8-K filed on September 29, 2025).
10.36	Purchase Agreement, dated March 11, 2025, by and among LCI Industries, Wells Fargo Securities, LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 10.1 included in the Registrant's Form 8-K filed on March 17, 2025).
10.37#	Base Convertible Note Hedge Confirmation, dated March 11, 2025, between LCI Industries and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 included in the Registrant's Form 8-K filed on March 17, 2025).

Exhibit Number	Description
10.38#	Base Convertible Note Hedge Confirmation, dated March 11, 2025, between LCI Industries and Bank of Montreal (incorporated by reference to Exhibit 10.3 included in the Registrant's Form 8-K filed on March 17, 2025.
10.39#	Base Convertible Note Hedge Confirmation, dated March 11, 2025, between LCI Industries and Truist Bank (incorporated by reference to Exhibit 10.4 included in the Registrant's Form 8-K filed on March 17, 2025).
10.40#	Base Convertible Note Hedge Confirmation, dated March 11, 2025, between LCI Industries and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.5 included in the Registrant's Form 8-K filed on March 17, 2025).
10.41#	Additional Convertible Note Hedge Confirmation, dated March 12, 2025, between LCI Industries and Bank of America, N.A. (incorporated by reference to Exhibit 10.6 included in the Registrant's Form 8-K filed on March 17, 2025).
10.42#	Additional Convertible Note Hedge Confirmation, dated March 12, 2025, between LCI Industries and Bank of Montreal (incorporated by reference to Exhibit 10.7 included in the Registrant's Form 8-K filed on March 17, 2025).
10.43#	Additional Convertible Note Hedge Confirmation, dated March 12, 2025, between LCI Industries and Truist Bank (incorporated by reference to Exhibit 10.8 included in the Registrant's Form 8-K filed on March 17, 2025).
10.44#	Additional Convertible Note Hedge Confirmation, dated March 12, 2025, between LCI Industries and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.9 included in the Registrant's Form 8-K filed on March 17, 2025).
10.45#	Base Warrant Confirmation, dated March 11, 2025, between LCI Industries and Bank of America, N.A. (incorporated by reference to Exhibit 10.10 included in the Registrant's Form 8-K filed on March 17, 2025).
10.46#	Base Warrant Confirmation, dated March 11, 2025, between LCI Industries and Bank of Montreal (incorporated by reference to Exhibit 10.11 included in the Registrant's Form 8-K filed on March 17, 2025).
10.47#	Base Warrant Confirmation, dated March 11, 2025, between LCI Industries and Truist Bank (incorporated by reference to Exhibit 10.12 included in the Registrant's Form 8-K filed on March 17, 2025).
10.48#	Base Warrant Confirmation, dated March 11, 2025, between LCI Industries and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.13 included in the Registrant's Form 8-K filed on March 17, 2025).
10.49#	Additional Warrant Confirmation, dated March 12, 2025, between LCI Industries and Bank of America, N.A. (incorporated by reference to Exhibit 10.14 included in the Registrant's Form 8-K filed on March 17, 2025).
10.50#	Additional Warrant Confirmation, dated March 12, 2025, between LCI Industries and Bank of Montreal (incorporated by reference to Exhibit 10.15 included in the Registrant's Form 8-K filed on March 17, 2025).
10.51#	Additional Warrant Confirmation, dated March 12, 2025, between LCI Industries and Truist Bank (incorporated by reference to Exhibit 10.16 included in the Registrant's Form 8-K filed on March 17, 2025).
10.52#	Additional Warrant Confirmation, dated March 12, 2025, between LCI Industries and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.17 included in the Registrant's Form 8-K filed on March 17, 2025).
10.53†#	Separation Agreement and General Release, dated as of June 6, 2025, by and between Lippert Components, Inc., LCI Industries, Lippert Components Manufacturing, Inc., and all related companies and Andrew Namenye (incorporated by reference to Exhibit 10.1 included in the Registrant's Form 8-K filed on June 9, 2025).
19	LCI Industries Insider Trading Policy and LCI Industries Insider Trading Policy Addendum for Restricted Persons (incorporated by reference to Exhibit 19 included in the Registrant's Form 10-K filed on February 21, 2025).
21*	Subsidiaries of the Registrant.

Exhibit Number	Description
23*	Consent of Independent Registered Public Accounting Firm.
24*	Powers of Attorney (included on the signature page of this Report).
31.1*	Certification of Chief Executive Officer required by Rule 13a-14(a).
31.2*	Certification of Chief Financial Officer required by Rule 13a-14(a).
32.1*	Certification of Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
32.2*	Certification of Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
97	LCI Industries Compensation Recovery Policy, as amended effective September 7, 2023 (incorporated by reference to Exhibit 97 included in the Registrant's Form 10-K filed February 23, 2024).
101*	The following information from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Statements of Income; (ii) Consolidated Statements of Comprehensive Income; (iii) Consolidated Balance Sheets; (iv) Consolidated Statements of Cash Flows; (v) Consolidated Statements of Stockholders' Equity; (vi) Notes to Consolidated Financial Statements; (vii) information in Part I, Item 1C; and (viii) information in Part II, Item 9B.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith

† Denotes a management contract or compensation plan or arrangement

Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

Item 16. FORM 10-K SUMMARY.

None.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2026   LCI INDUSTRIES

By: */s/ Jason D. Lippert*
Jason D. Lippert
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Each person whose signature appears below hereby authorizes Jason D. Lippert and Lillian D. Etzkorn, or either of them, to file one or more amendments to the Annual Report on Form 10-K which amendments may make such changes in such Report as either of them deems appropriate, and each such person hereby appoints Jason D. Lippert and Lillian D. Etzkorn, or either of them, as attorneys-in-fact to execute in the name and on behalf of each such person individually, and in each capacity stated below, such amendments to such Report.

Date	Signature	Title
February 26, 2026	By: */s/ Jason D. Lippert* (Jason D. Lippert)	Chief Executive Officer and Director (principal executive officer)
February 26, 2026	By: */s/ Lillian D. Etzkorn* (Lillian D. Etzkorn)	Chief Financial Officer (principal financial officer)
February 26, 2026	By: */s/ Kip A. Emenhiser* (Kip A. Emenhiser)	VP of Finance and Treasurer (principal accounting officer)
February 26, 2026	By: */s/ Tracy D. Graham* (Tracy D. Graham)	Chairman of the Board of Directors
February 26, 2026	By: */s/ Brendan J. Deely* (Brendan J. Deely)	Director
February 26, 2026	By: */s/ James F. Gero* (James F. Gero)	Director
February 26, 2026	By: */s/ Virginia L. Henkels* (Virginia L. Henkels)	Director
February 26, 2026	By: */s/ Stephanie K. Mains* (Stephanie K. Mains)	Director
February 26, 2026	By: */s/ Linda K. Myers* (Linda K. Myers)	Director
February 26, 2026	By: */s/ Kieran M. O'Sullivan* (Kieran M. O'Sullivan)	Director
February 26, 2026	By: */s/ John A. Sirpilla* (John A. Sirpilla)	Director

<center>78</center>

EXHIBIT 21

Active Subsidiaries of Registrant

Name	State of Organization
Curt Manufacturing, Ltd	British Columbia, Canada
Lippert Trailer Company (fka Zieman Manufacturing Company)	California
Curt Manufacturing, LLC	Delaware
Lippert Components, Inc.	Delaware
Lippert Components Manufacturing, Inc.	Delaware
LCI Transit Corp.	Delaware
Taylor Made Group, LLC	Delaware
LCI Industries GmbH	Germany
Schaudt GmbH Elektrotechnik & Apparatebau	Germany
LCI Idaho Realty, LLC	Idaho
LCI Idaho Realty II, LLC	Idaho
Lippert Components India Private Limited	India
LCI Service Corp.	Indiana
KM Realty, LLC	Indiana
KM Realty II, LLC	Indiana
LCM Realty, LLC	Indiana
LCM Realty II, LLC	Indiana
LCM Realty IV, LLC	Indiana
LCM Realty VI, LLC	Indiana
LCM Realty IX, LLC	Indiana
LCM Realty X, LLC	Indiana
LCM Realty XI, LLC	Indiana
LCM Realty XII, LLC	Indiana
Veada Industries, Inc.	Indiana
Taylor Made Glass & Systems Limited	Ireland
Ke-Star S.r.l.	Italy
LCI Italy S.r.l.	Italy
Innovative Design Solutions, Inc.	Michigan
Delta Glass B.V.	Netherlands
LCI Industries B.V.	Netherlands
Polyplastic B.V.	Netherlands
Polyplastic Group B.V.	Netherlands
Lippert Components Canada Distribution, Ltd.	Ontario, Canada
LCI Canada Group, Inc.	Quebec, Canada
LCI Industries Pte. Ltd.	Singapore
Kaspar Ranch Hand Equipment, LLC	Texas
Kinro Texas, Inc.	Texas
Ciesse Med Suarl	Tunisia
LCI Industries UK, Ltd.	United Kingdom
Lewmar Ltd.	United Kingdom
Lewmar Marine Ltd.	United Kingdom

EXHIBIT 21

Active Subsidiaries of Registrant

Name	State of Organization
Trend Marine Products Limited	United Kingdom
Furrion Holdings Limited	Hong Kong
Furrion Limited	Hong Kong
Furrion LLC	Delaware

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-225177, 333-91174, 333-141276, 333-152873, 333-161242, 333-181272, and 333-201336) on Form S-8 of our report dated February 26, 2026, with respect to the consolidated financial statements of LCI Industries and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Chicago, Illinois
February 26, 2026

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 13a-14(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

I, Jason D. Lippert, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of LCI Industries;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026
By */s/ Jason D. Lippert*
Jason D. Lippert, Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 13a-14(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

I, Lillian D. Etzkorn, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of LCI Industries;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026
By */s/ Lillian D. Etzkorn*
Lillian D. Etzkorn, Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C.
SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

In connection with the annual report on Form 10-K of LCI Industries (the "Company") for the period ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Jason D. Lippert, Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

By */s/ Jason D. Lippert*
Chief Executive Officer
Principal Executive Officer
February 26, 2026

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C.
SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 10-K of LCI Industries (the "Company") for the period ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Lillian D. Etzkorn, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

By */s/ Lillian D. Etzkorn*
Chief Financial Officer
Principal Financial Officer
February 26, 2026

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2025 ANNUAL REPORT

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